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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Loblaw

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FILE NO. 82- 4918 FISCAL YEAR 1-1-05

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DAT : 5/20/05

Loblaw®

COMPANIES LIMITED

2004

ANNUAL INFORMATION FORM

March 22, 2005

LOBLAW COMPANIES LIMITED

2004 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The information in this Annual Information Form is current to March 8, 2005, unless otherwise noted. All amounts are in Canadian dollars.

CORPORATE STRUCTURE

Incorporation

Loblaw Companies Limited was incorporated on January 18, 1956, although portions of its business originated before 1900. It was continued under the Canada Business Corporations Act by certificate of continuance dated May 7, 1980. The registered and principal executive office of the Company is located at 22 St. Clair Avenue East, Toronto, Canada M4T 2S7.

Intercorporate Relationships

Loblaw Companies Limited is a holding company, which carries on its business through its subsidiaries. A list of the subsidiaries of the Company that carry on its principal business operations is given below. In each case, the Company owns 100% of the voting and non-voting securities either directly or indirectly. Throughout this Annual Information Form, Loblaw Companies Limited and its subsidiaries are collectively referred to as the "Company".

Subsidiary	Jurisdiction of Incorporation
Atlantic Wholesalers Ltd.	New Brunswick
Fortinos Supermarket Ltd.	Ontario
Glenhuron Bank Limited	Barbados
Kelly, Douglas & Company	British Columbia
Loblaw Brands Limited	Canada
Loblaw Financial Holdings Inc.	Ontario
Loblaw Properties Limited	Ontario
Loblaw Properties West Inc.	Canada
Loblaws Inc.	Ontario
Loblaws Supermarkets Limited	Ontario
National Grocers Co. Ltd.	Ontario
President's Choice Bank	Canada
Provigo Distribution Inc.	Quebec
Provigo Inc.	Quebec
Provigo Properties Limited	Canada
Westfair Foods Ltd.	Canada
Westfair Supermarkets Holding Inc.	Canada
Zehrmart Inc.	Ontario

GENERAL DEVELOPMENT OF THE BUSINESS

During the three year period ended January 1, 2005, the Company continued to expand its asset base and to reinvest in existing assets in order to position the Company for sustainable future growth. During this period, cumulative capital investment, funded through cash flows from operating and financing activities, was $3.61 billion in the aggregate comprised of $1.26 billion, $1.27 billion and $1.08 billion in fiscal years 2004, 2003, and 2002 respectively.

During the latest three year period, total sales increased at a cumulative average annual rate of approximately 6.9%. Corporate and franchised stores' square footage increased at cumulative average annual growth rates of approximately 7.3% and 4.2%, respectively. The number of corporate stores over the same three year period increased from 617 to 658 with a trend towards expanded store size and increased variety of products and services. The number of franchised stores declined from 401 to 400 over the same three year period.

In 2004, the Company instituted several internal reorganizations involving its merchandising, procurement and operations groups, which are intended to make the Company more efficient and effective. In 2003, the Company announced the consolidation of its administrative and operating offices in Ontario to a new facility in Brampton, Ontario which is anticipated to be opened in the third quarter of 2005.

Products and Trends

The Company pursues a strategy of enhancing profitability on a market-by-market basis by using a multi-format approach. This multi-format approach enables the Company to serve a greater variety of consumers, compete on price and place the optimal offerings in the right markets. Traditional food offerings remain at the core of the Company's business and are the principal means of attracting consumers into its stores. The Company's food offerings are enhanced by a strong control label program which assists in creating customer loyalty and price competitiveness. The Company's food offerings are also complemented by an array of general merchandise offerings creating a one-stop shopping experience. These general merchandise offerings include pharmacies, photo/electronics, apparel, health and beauty, housewares, home accessories, flower markets and lawn and garden centres. The Company also provides gas bars adjacent to a number of its stores. In order to meet more of its customers' everyday household needs, the Company is constructing larger stores and retrofitting existing locations, where appropriate for the local market, allowing the Company to offer a wider variety of products and services.

The continued focus by the consumer on health and diet has resulted in the introduction of health-oriented control label products. The Company has been a leader in offering certified organic products and now has approximately 200 such products under the *President's Choice Organics* label. In 2004, the Company launched the *PC Mini Chefs* line of healthy-choice products for children. Early in 2005 the Company introduced its *PC Blue Menu* line of products for health and nutrition conscious consumers.

During 2003, the Company introduced *The Real Canadian Superstore* format to the Ontario market. The Company has successfully operated this format in western Canada for many years. The establishment of this large store program is expected to continue in 2005 and beyond, so that the Company can continue to deliver to its customers a unique shopping experience that includes an expanded selection of products and services at competitive prices. As part of a long term labour strategy to establish a competitive framework for *The RCSS* concept in Ontario, an agreement was reached with certain labour unions which resulted in a certain number of employees accepting early retirement.

The strength of the Company's control label program has also allowed the Company to expand its *President's Choice* brand to financial services. Since its launch in 1998, the number of customers using *President's Choice Financial* services has grown and the range of products and services now available includes chequing and savings accounts, mortgages, RRSPs, loans and lines of credit. These services are provided by Amicus Bank, a member of the CIBC group of companies. President's Choice Bank, a subsidiary of the Company, launched the *President's Choice Financial* MasterCard® in March 2001 throughout Canada except Quebec, where it was launched in February 2004. In 2004, President's Choice Bank securitized an additional $227 million of its credit card receivables.

In connection with the offering of *President's Choice Financial* services and the *President's Choice Financial* MasterCard®, the Company operates a loyalty program known as *PC* points. Customers using such products and services can earn *PC* points which can be redeemed towards the purchase of goods at the Company's corporate and franchised stores and, more recently, a wide variety of rewards, including travel, gift certificates and home and living accessories from the *PC* points website.

In October 2003, the Company introduced *PC Financial* auto and home insurance through its subsidiary *PC* Financial Insurance Agency Inc. to selected markets in Ontario. These products are provided and underwritten by Aviva Canada Inc. Aviva Canada Inc. is the parent company of one of the largest and most experienced groups of property and casualty insurance providers in Canada. Rollout of this product across Ontario will continue and it is planned to be launched in other provinces throughout 2005. The Company intends to take advantage of opportunities to extend the *PC* brand to other financial services in the future.

In support of its retail and wholesale operations, the Company is also focusing on the optimization of its warehouse and distribution network, on creating national platforms for its procurement and information technology functions and on the consolidation of corporate and support functions. In recognition of the importance of an effective general merchandise distribution strategy, the Company has contracted with a third party logistics provider to construct and operate a state of the art facility in Pickering, Ontario. By adopting best practices across the Company in these functions, the resulting cost savings can be used to further improve its value proposition to its customers across all its formats and strengthen its competitive position in the future.

Further information on trends affecting the Company and the Company's strategies can be found in the Management's Discussion and Analysis section of the Company's 2004 Annual Report ("MD&A"). This information is incorporated by reference and is available at www.sedar.com or www.loblaw.com.

DESCRIPTION OF THE BUSINESS

Operations

Loblaw, a subsidiary of George Weston Limited, is Canada's largest food distributor and a leading provider of general merchandise products and services. It is committed to providing consumers across the country with the best one-stop shopping destination for their food and everyday household needs. For over 45 years, the Company has supplied the Canadian market with innovative products and services through corporate, franchised and associated stores. Corporate owned store banners include *Atlantic Superstore, Dominion* (in Newfoundland and Labrador), *Extra Foods, Loblaws, Maxi, Provigo, The Real Canadian Superstore ("The RCSS")* and *Zehrs Markets* and a number of wholesale outlets operating as *Cash & Carry, Presto* and *The Real Canadian Wholesale Club.* The Company's franchised and associated stores operate under the trade names *Atlantic SaveEasy, Fortinos, Lucky Dollar Foods, no*

frills, SuperValu, Valu-mart and *Your Independent Grocer*. The store network is supported by 32 warehouse facilities located across Canada.

In addition, the Company makes available to consumers *President's Choice* financial services and products, including the *President's Choice Financial MasterCard®,* and *PC Financial* auto and home insurance, as well as a loyalty program.

Geographic and Banner Summary

For the recently completed year, the Company operated across Canada as set out below:

	Corporate Stores	Franchised Stores	Associated Stores	Independent Accounts	Warehouses
Newfoundland and Labrador	17	7	9	549	2
Prince Edward Island	5	3	1	150	0
Nova Scotia	36	23	2	520	2
New Brunswick	22	24	6	339	2
Quebec	248	26	373	1,590	7
Ontario	169	249	18	87	9
Manitoba	22	4	45	65	1
Saskatchewan	33	14	30	1,739	2
Alberta	62	4	15	1,621	5
Northwest Territories	3	0	1	1	0
Yukon	1	2	0	0	0
British Columbia	40	44	19	8	2
Total	658	400	519	6,669	32

The average store size at year end 2004 for corporate stores and franchised stores was 53,600 and 26,000 square feet, respectively. The average store size for both corporate stores and franchised stores has increased by 15.5% and 13.5% respectively over the last three years.

Whenever practical, the Company follows the strategy of purchasing sites for future store locations. At year end 2004, the Company owned 70% of the real estate on which its corporate stores are located, as well as various properties under development or held for future development. The Company's owned properties are essentially unencumbered with $41 million in mortgage debt on total fixed assets including real estate, having a net book value of approximately $7.1 billion at year end 2004. The total square footage of the corporate stores is approximately 35.3 million square feet.

For the recently completed year, the Company operated directly through corporate stores and indirectly through franchised stores and associated stores under the following banners:

Corporate Banners	Number of Stores
Atlantic Superstore	51
Cash and Carry (Ontario, Atlantic, Quebec under the name Presto)	59
Dominion[1] (in Newfoundland and Labrador)	15
Extra Foods	73
Loblaws	98
Maxi (including Maxi & Cie)	103
Provigo	85
The Real Canadian Superstore	77
The Real Canadian Wholesale Club	36
Zehrs Markets	55
Other Corporate Banners	6
Total	658

[1] Trademark used under license

Franchised and Associated Banners	Number of Stores
Atlantic SaveEasy	53
Extra Foods	24
Fortinos	21
Lucky Dollar Foods	75
No Frills	124
Provigo	30
Shop Easy Foods	55
SuperValu	27
Valu-mart	70
Your Independent Grocer	49
Other Franchised & Associated Banners	391
Total	919

Competitive Conditions

The retail industry in Canada is a changing and competitive market. Consumer needs drive changes in the industry, which is impacted by changing demographic and economic trends such as changes in disposable income, increasing ethnic diversity, nutritional awareness and time availability. Over the past several years, consumers have demanded more choice, value and convenience.

The Company competes with non-traditional competitors as well as regional and local retailers. Recent industry changes have seen the expansion of non-traditional competitors, such as mass merchandisers, warehouse clubs, limited assortment stores, discount stores, convenience stores, drug stores and specialty stores, which continue to increase their offerings of products typically associated with traditional supermarkets. Over the past several years, there has been an increase in the number of retail outlets that traditionally exclusively featured general merchandise or food items that now offer a selection of both resulting in what is commonly referred to in the industry as "channel blurring". This evolution of the retail landscape presents a number of issues for traditional grocers: the need to re-position conventional supermarkets to either expand or, conversely, better focus their offerings; the reality of lower prices offered by discount models and the obvious need to reduce operating and labour costs in order to maintain earnings in light of lower prices and increased competition.

The Company believes that it is in a strong competitive position in Canada. The Company's focus is on new store growth, expansion of departments and services and the renewal of the existing store base, while controlling operating costs and rationalizing and centralizing similar functions. This allows the Company to perform well in an increasingly competitive market, which is continuously evolving with the addition of warehouse clubs, the growth of discount food formats and the increasing marketing of food by mass merchandisers, drug stores and other specialty retailers. Another competitive advantage the Company has is its control label program, which promotes customer loyalty and allows pricing flexibility with respect to national brands.

Customers

The Company is not dependent upon a small number of customers or any single customer.

Products and Services

The Company has developed a highly successful line of control label products and services that are sold or made available in its corporate stores, and franchised and associated stores and are available on a limited basis to certain independent customers. The Company's product development team works closely with vendors in development of products for its control label brands. The *President's Choice* line of products is marketed in select supermarket chains in the following countries: Barbados, Bermuda, Cayman Islands, China (Hong Kong), Colombia, Chile, Israel, Jamaica, Trinidad, Russia, and the United States.

There are currently over 6,000 control label products marketed by the Company under brand names including *President's Choice, PC, no name, Club Pack, EXACT, President's Choice Organics, PC Mini Chefs, PC Blue Menu, Teddy's Choice* and *Life@Home.*

In recent years a selection of general merchandise items has been developed under the *PC* and *Life@ Home* brands as part of the expansion into general merchandise departments. In 2004, approximately 1,100 new control label general merchandise products were introduced, which are sourced world wide, and cater to all areas of the home – bed, bath, kitchen, home decor and outdoor living.

The Company has also extended its *President's Choice* brand to include *President's Choice Financial* services which are provided by Amicus Bank, a member of the CIBC group of companies. The products and services included in the *President's Choice Financial* offering are available at attractive rates and the use of such products and services allows customers to earn *PC* points that are redeemable towards free products and other rewards. In March 2001, President's Choice Bank successfully launched the *President's Choice Financial* MasterCard® throughout Canada except Quebec, where it was launched in February 2004. Third party service providers process credit card transactions and provide call centres in addition to credit and fraud monitoring for the *President's Choice Financial* MasterCard®.

In October 2003, the Company introduced *PC Financial* auto and home insurance through its subsidiary *PC* Financial Insurance Agency Inc. to selected markets in Ontario with an expanded rollout to other provinces planned throughout 2005. With *PC Financial* insurance, customers currently enjoy low rates and some unique product features such as a disappearing deductible, and 24/7 superior claims service.

The Company entered into a relationship with Aviva Canada Inc., to provide and underwrite *PC Financial* auto and home insurance. Aviva Canada Inc. is the parent company of one of the largest and most experienced groups of property and casualty insurance providers in Canada. Aviva plc, the parent company of Aviva Canada Inc., is the world's seventh-largest insurance group and its main activities are long-term savings, fund management and general insurance.

Intellectual Property

The Company has established procedures to register or otherwise protect its intellectual property including the trademarks used in its store-trading or banner names and those associated with its control label programs. Store-trading or banner names are associated with specific retail concepts and are important to both corporate store and franchised store operations. Franchisees use the banner names associated with their franchised program pursuant to licensing arrangements. The Company's trademarks used in connection with its control label program are discussed under the section "Products and Services".

Other intellectual property of the Company includes domain names, packaging designs and product formulations and specifications. The intellectual property rights associated with and used in connection with the Company's business are important assets and are defended vigorously. The trademarks of the Company when used in this Annual Information Form are presented in *italics*.

Supply Chain

The Company's supply chain and distribution group is responsible for the flow of goods and information between its vendors and suppliers and the Company's warehouses and distribution centres and ultimately to its stores. In some cases certain goods flow directly to the Company's stores from the vendors as they deliver directly to the stores rather than to the warehouse, ensuring optimal usage of the supply chain and distribution network. In order to achieve these objectives, the Company continuously evaluates its methods of distribution including its relationship with vendors and suppliers, technology, facilities and modes of transportation. As part of this ongoing evaluation, the Company coordinates inbound and outbound flows to ensure optimal loads and delivery on a timely basis. When appropriate, the Company implements changes to its supply chain infrastructure to ensure a continued reliable and cost efficient system.

The Company's supply chain and distribution network is comprised of a total of 32 owned and leased warehouses and distribution centres. Third party logistics services are also used, including those in connection with the dedicated distribution centre located in Pickering, Ontario. The Company uses various modes of transportation including its own trucking fleet and the use of third party common carriers, railway and ship.

Seasonality

The Company's operations as they relate to food, specifically inventory levels, sales volume and product mix, are impacted to some degree by certain holiday periods in the year. As the Company expands the breadth of its general merchandise offerings it may increase the number of seasonal products offered and its operations may therefore be subject to more seasonal fluctuations.

Foreign Operations

Glenhuron Bank Limited, a wholly owned subsidiary of the Company, is engaged in financial activities including cash management and treasury-related services.

Employees

As of January 1, 2005, the Company and its franchisees together employ over 130,000 full-time and part-time employees.

Environmental and Health and Safety Matters

The Company has effective environmental programs in place and has established policies and procedures aimed at ensuring compliance with applicable environmental legislative requirements. To this end, the Company employs environmental risk assessments and audits using internal and external resources together with effective employee awareness programs throughout its operating locations.

The Company endeavours to be socially and environmentally responsible, and recognizes that the competitive pressures for economic growth and cost efficiency must be integrated with environmental stewardship and ecological considerations. Environmental protection requirements do not and are not

expected to have a material effect on the Company's financial performance. The Company has a health and safety program that is designed to address health and wellness and workplace safety and compliance with internal and regulatory guidelines for workplace health and safety. The Environmental, Health and Safety Committee of the Board of Directors receives regular reporting from management addressing current and potential future issues, identifying new legislative concerns and related communication efforts.

Food Safety and Labelling

The Company is subject to potential liabilities connected with its business operations, including potential exposures associated with product defects, food safety and product handling. Such liabilities may arise in relation to the storage, distribution and display of products and, with respect to the Company's control label products, in relation to the production, packaging and design of products.

A majority of the Company's sales are generated from food products and the Company could be vulnerable in the event of a significant outbreak of food-borne illness or increased public health concerns in connection with certain food products. Such an event could materially affect the Company's financial performance. Procedures are in place to manage such events, should they occur. These procedures identify risks, provide clear communication to employees and consumers and ensure that potentially harmful products are removed from inventory immediately. Food safety related liability exposures are insured by the Company's insurance program. In addition, the Company has food safety procedures and programs, which address safe food handling and preparation standards. The Company employs best practices for storage and distribution of food products and is intensifying the campaign for consumer awareness on safe food handling and consumption.

The Company strives to ensure its control label products have informative nutritional labelling so that today's health conscious consumer can make informed choices. Recently, the Company's portfolio of control label food products has undergone a redesign which makes this data more accessible.

Privacy and Ethics

The Company is committed to managing its activities in an ethical and proper manner in all aspects. The Company has established a Code of Business Conduct setting out the Company's expectations for the ethical and appropriate behaviour of all its directors, officers and employees. The Company also has a Privacy Policy that sets out the Company's commitment of protecting the privacy of personal information.

The Company has established a toll-free anonymous response line, which can be used by employees to report suspected accounting or auditing irregularities and unethical behaviour impacting the Company.

Risks and Risk Management

A detailed discussion of operating and financial risks and risk management strategies relating to the Company are included in the MD&A on pages 20 through 47 of the Company's 2004 Annual Report, which is incorporated herein by reference.

Further information on the Company's business can be found in the MD&A. This information is incorporated herein by reference.

CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Common Share Capital

Loblaw Companies Limited's share capital is composed entirely of common shares with voting rights of one vote per common share. As at January 1, 2005, there were 274,255,914 common shares outstanding and 4,827 registered common shareholders. There are an unlimited number of authorized common shares.

Common Share Trading Price and Volume

Loblaw Companies Limited's common shares are listed on the Toronto Stock Exchange and trade under the share symbol "L". The monthly closing highs and lows and monthly average volume for Loblaw Companies Limited's common shares for the 52 weeks ended January 1, 2005 is as follows:

Month	High ($ per common share)	Low ($ per common share)	Average Daily Volume by Month (in shares)
January	68.45	64.50	203,146
February	67.20	63.08	246,392
March	66.60	61.70	244,787
April	64.20	58.20	304,355
May	63.75	58.31	292,691
June	63.60	60.09	204,049
July	63.00	59.61	179,199
August	62.20	59.34	140,591
September	65.30	59.52	195,813
October	66.75	62.90	190,546
November	70.25	65.65	226,536
December	72.36	68.15	493,030

Commercial Paper and Long Term Debt

The Company also has the following commercial paper and long term debt outstanding as at January 1, 2005:

($ millions)	As at January 1, 2005	As at January 3, 2004
Commercial Paper	$473	$ 603
Long Term Debt due within one year	216	106
Long Term Debt	3,935	3,956
	$4,624	$ 4,665

Loblaw Companies Limited's Debentures and Medium Term Notes ("MTN") are not listed or quoted on a recognized exchange. The following MTN were issued during 2004:

($ millions)	Due Date	Face Value	Net Proceeds
	January 20, 2035	$200	$198.5

Subsequent to year end 2004, the Company issued $300 million of MTN due 2036 for net proceeds of $298.1 million.

Credit Ratings (Canadian Standards)

Loblaw Companies Limited's credit ratings for its securities for the recently completed year are as follows:

	Dominion Bond Rating Service	**Standard & Poor's**
Commercial Paper	R-1 (low)	A-1 (mid)
Medium Term Notes	A (high)	A
Other Notes and Debentures	A (high)	A

The rating organizations base the ratings on quantitative and qualitative considerations which are relevant for Loblaw Companies Limited. These ratings are intended to give an indication of the risk that Loblaw Companies Limited will not fulfill its obligations in a timely manner and do not take certain factors into account such as market or pricing risk since these must be considered by investors as factors in their investment process. These ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

A definition of the categories of each rating has been obtained from the respective rating organization's website and is outlined below:

Dominion Bond Rating Service

Commercial Paper
Rating: R-1 (low)
Satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favorable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors which exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

Long Term Debt (Medium Term Notes, Other Notes and Debentures)
Rating: A (high)
Satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the "A" category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies.

Standard & Poor's

Commercial Paper
Rating: A-1 (mid)
A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.

Long Term Debt (Medium Term Notes, Other Notes and Debentures)

Rating: A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

COMMON DIVIDENDS

The declaration and payment of dividends is at the discretion of the Board. Loblaw Companies Limited's dividend policy is to maintain a dividend payment equal to approximately 20% to 25% of the prior year's normalized basic net earnings per common share, giving consideration to the year end cash position, future cash flow requirements and investment opportunities. Currently there are no restrictions that could prevent Loblaw Companies Limited from paying dividends. The amount of cash dividends declared per share for each of the three most recently completed years is as follows:

	2004	2003	2002
Dividends declared per common share	$ 0.76	$ 0.60	$ 0.48

Subsequent to year end 2004, the Board of Directors declared a quarterly dividend of 21 cents per common share, payable April 1, 2005.

DIRECTORS AND OFFICERS

Directors

Name, Province and Country of Residence	Principal Occupation	Director Since
W. Galen Weston, O.C.[1*] Ontario, Canada	Chairman, Loblaw Companies Limited; Chairman and President, George Weston Limited	1972
John M. Cassaday[2,5*] Ontario, Canada	President and Chief Executive Officer, Corus Entertainment Inc.	1999
Camilla H. Dalglish[5] Ontario, Canada	Corporate Director	1991
Robert J. Dart[4] Ontario, Canada	Vice Chairman, Wittington Investments, Limited	1994
Anthony S. Fell, O.C.[3*,4] Ontario, Canada	Chairman, RBC Capital Markets Inc.	2001
Anne L. Fraser[5] Alberta, Canada	Corporate Director	2000
Anthony R. Graham[1,3,4] Ontario, Canada	President, Wittington Investments, Limited	1999
John A. Lederer[1] Ontario, Canada	President, Loblaw Companies Limited	2002
Pierre Michaud, C.M.[5] Quebec, Canada	Chairman, Provigo Inc.	1999
Thomas C. O'Neill[2] Ontario, Canada	Corporate Director	2003
G. Joseph Reddington[3] Arizona, USA	Corporate Director	1994
T. Iain Ronald[2*,4*] Ontario, Canada	Corporate Director	1992
Joseph H. Wright[2,3,4] Ontario, Canada	Managing Partner, Barnagain Capital	1996

1. Executive Committee
2. Audit Committee
3. Governance, Employee Development, Nominating and Compensation Committee
4. Pension and Benefits Committee

5. Environmental, Health and Safety Committee
* Chairman of the Committee

All directors hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Officers

Name, Province and Country of Residence	Principal Occupation
W. Galen Weston, O.C. Ontario, Canada	Chairman, Loblaw Companies Limited; Chairman and President, George Weston Limited
John A. Lederer Ontario, Canada	President
David K. Bragg Ontario, Canada	Executive Vice President
Carmen Fortino Ontario, Canada	Executive Vice President
David R. Jeffs Alberta, Canada	Executive Vice President
Violet A. Konkle Nova Scotia, Canada	Executive Vice President
Richard P. Mavrinac Ontario, Canada	Executive Vice President
Paul D. Ormsby Ontario, Canada	Executive Vice President
Pietro Satriano Ontario, Canada	Executive Vice President
Stephen A. Smith Ontario, Canada	Executive Vice President
Robert A. Balcom Ontario, Canada	Senior Vice President, Secretary and General Counsel
Roy R. Conliffe Ontario, Canada	Senior Vice President, Labour Relations
Louise M. Lacchin Ontario, Canada	Senior Vice President, Finance

Officers (continued)

Name, Province and Country of Residence	Principal Occupation
Franca Smith Ontario, Canada	Senior Vice President, Financial Control
John Tavolieri Ontario, Canada	Senior Vice President, Sourcing and Procurement
Galen G. Weston Ontario, Canada	Senior Vice President, Corporate Development
Geoffrey H. Wilson Ontario, Canada	Senior Vice President, Investor Relations and Public Affairs
Manny DiFilippo Ontario, Canada	Vice President, Risk Management and Strategic Initiatives
J. Bradley Holland Ontario, Canada	Vice President, Taxation
Lawrence C. Griffin Ontario, Canada	Vice President, Food Safety
Michael N. Kimber Ontario, Canada	Vice President, Legal Counsel
Kirk W. Mondesire Ontario, Canada	Vice President, Corporate Systems
Lucy J. Paglione Ontario, Canada	Vice President, Pension and Benefits
Mark A. Rodrigues Ontario, Canada	Vice President, Internal Control Compliance
George D. Seslija Ontario, Canada	Vice President, Real Estate Development
Lisa R. Swartzman Ontario, Canada	Vice President, Treasurer
Ann Weir Ontario, Canada	Vice President, Internal Audit Services
Ann Marie Yamamoto Ontario, Canada	Vice President, Systems Audit

Officers (continued)

Name, Province and Country of Residence	Principal Occupation
Marian M. Burrows Ontario, Canada	Assistant Secretary
Swavek A. Czapinski Ontario, Canada	Assistant Treasurer
M. Darryl Hanstead Ontario, Canada	Assistant Treasurer
Walter H. Kraus Ontario, Canada	Director, Environmental Affairs
Joyce C. Lee Ontario, Canada	Controller, Financial Reporting
Laurel MacKay-Lee Ontario, Canada	Corporate Controller
Irene Pinheiro Ontario, Canada	Controller, Financial Analysis

All the foregoing directors and executive officers have held their present occupations or other positions with the same or associated companies or organizations for the past five years except: Mr. A. S. Fell, who was Deputy Chairman for Royal Bank of Canada from 1999-2000 and is currently Chairman, RBC Capital Markets; Mr. T.C. O'Neill, who was Chairman of PricewaterhouseCoopers Consulting; Mr. P. Satriano, who was Senior Vice President at the Loyalty Group/Air Miles prior to December 2002; and Mr. J. Tavolieri, who held a number of positions (Vice President-Retail Services from 2000-2003, Senior Director in 2000 and Group Director-Retail Services from 1998-2000) at AC Nielsen of Canada prior to October 2003.

As at January 1, 2005, W. Galen Weston and George Weston Limited beneficially owned directly or indirectly through Weston Food Distribution Inc. and Weston Holdings Limited 173,344,635 common shares or 63.21% of the outstanding common shares. Other directors and senior officers as a group beneficially owned, exercised control or had direction over 504,564 or 0.2% of the issued and outstanding common shares of the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar is Computershare Trust Company of Canada and they are located in Toronto, Canada.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter as approved by the Company's Board of Directors on May 5, 2004 is included in Appendix A. The Audit Committee Charter contains specific policies and procedures for the

engagement of non-audit services. External auditor service fees by category can be found in the Company's Management Proxy Circular dated March 8, 2005. This information is incorporated by reference and can be found at www.sedar.com. The members of the Audit Committee are indicated above. All members of the Audit Committee are financially literate and have the following education and experience which is relevant to their roles as Audit Committee Members:

Mr. Ronald is an FCA and Chairman of Transalta Power Ltd. and is a former Vice Chairman of the Canadian Imperial Bank of Commerce. He obtained an M.B.A. from Harvard Business School.

Mr. Cassaday is President and Chief Executive Officer and a Director of Corus Entertainment Inc. and is a former President and Chief Executive Officer of CTV Television Network. He obtained an M.B.A. from University of Toronto.

Mr. O'Neill is formerly CEO of PwC Consulting, COO of PricewaterhouseCoopers LLP, Global, and CEO of PricewaterhouseCoopers LLP, Canada. Mr. O'Neill has a Bachelor of Commerce Degree from Queen's University. He received his Chartered Accountant designation in 1970 and was made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1998.

Mr. Wright is Managing Partner of Barnagain Capital and is a former President and Chief Executive Officer of Swiss Bank Corporation (Canada).

ADDITIONAL INFORMATION

1. Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Proxy Circular. Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.

2. Additional information has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) available online at www.sedar.com, and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

   The Company's internet address is: www.loblaw.com.

The foregoing, together with any information incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated herein in accordance with the requirements of this Annual Information Form or that is necessary to make a statement contained herein not misleading in light of the circumstances in which it was made.

DATED: March 22, 2005

"John A. Lederer"	*"Richard P. Mavrinac"*
JOHN A. LEDERER President	RICHARD P. MAVRINAC Executive Vice President

On behalf of the Board of Directors

"W. Galen Weston"	*"T. Iain Ronald"*
W. GALEN WESTON Director	T. IAIN RONALD Director

APPENDIX "A"

LOBLAW COMPANIES LIMITED

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors
on May 5, 2004

TABLE OF CONTENTS

LOBLAW COMPANIES LIMITED

AUDIT COMMITTEE CHARTER

1. RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors of the Company ("Board") in fulfilling its oversight responsibilities in relation to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements as they relate to the Company's financial statements;
- the qualifications, independence and performance of the Auditor;
- internal controls and disclosure controls;
- the performance of the Company's internal audit function; and
- performing the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

2. MEMBERS

The Board shall appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee shall be selected by the Board on recommendation of the Governance, Employee Development, Nominating and Compensation Committee of the Company, and shall be selected based upon the following, to the extent that the following are required under applicable law:

- each member shall be an unrelated and independent director;
- each member shall be financially literate or agree to become financially literate within a reasonable period of time following the member's appointment;
- at least one member shall have accounting or financial expertise; and
- at least a majority of the members shall be residents of Canada.

For the purpose of this Charter, the term "unrelated director" shall have the meaning attributed thereto in the Toronto Stock Exchange Company Manual and the term "independent" shall have the meaning attributed thereto in Multilateral Instrument 52-110 *Audit Committees*, each as may be amended from time to time. The term "financial literacy" shall mean the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto, or such other definition as may be acceptable to the Toronto Stock Exchange from time to time. The term

"accounting or related financial experience" shall mean the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with Canadian generally accepted accounting principles, or such other definition as may be acceptable to the Toronto Stock Exchange from time to time.

3. CHAIRMAN

Each year, the Board shall appoint one member to be Chairman of the Audit Committee. If, in any year, the Board does not appoint a Chairman, the incumbent Chairman shall continue in office until a successor is appointed.

4. TENURE

Each member shall hold office until his or her term as a member of the Audit Committee expires or is terminated.

5. REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board. The Board shall fill vacancies in the Audit Committee by appointment from among the members of the Board. If a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

6. DUTIES

The Audit Committee shall have the duties set out below as well as any other duties that are specifically delegated to the Audit Committee by the Board.

(a) Appointment and Review of Auditor

The Auditor is ultimately accountable to the Audit Committee as representatives of the shareholders. Accordingly, the Audit Committee shall evaluate and be responsible for the Company's relationship with the Auditor. Specifically, the Audit Committee shall:

- select, evaluate and nominate the Auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
- review the Auditor's engagement letter;
- at least annually, obtain and review a report by the Auditor describing:
    - the Auditor's internal quality-control procedures; and
    - any material issues raised by the most recent internal quality-control review, peer review, review by any independent oversight body such as

the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor and the steps taken to deal with any issues raised in these reviews.

(b) Confirmation of Independence of Auditor

At least annually, and before the Auditor issues its report on the annual financial statements, the Audit Committee shall:

- ensure that the Auditor submits a formal written statement describing all relationships between the Auditor and the Company;
- discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and
- obtain written confirmation from the Auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs.

(c) Rotation of Engagement Partner/Lead Partners

The Audit Committee shall, after taking into account the opinions of management, evaluate the performance of the Auditor and the engagement partner/lead partners and shall rotate the engagement partner/lead partners when required or necessary.

(d) Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve the retaining of the Auditor for any non-audit service, provided that no approval shall be provided for any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the retaining of the Auditor for any non-audit service, the Audit Committee shall consider the compatibility of the service with the Auditor's independence. The Audit Committee may pre-approve the retaining of the Auditor for the engagement of any non-audit services by establishing policies and procedures to be followed prior to the appointment of the Auditor for the provision of such non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by applicable law.

(e) Communications with Auditor

The Audit Committee shall meet privately with the Auditor as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfil its responsibilities (which shall not be less frequently than quarterly) to discuss any items of concern to the Audit Committee or the Auditor, such as:

- matters that will be referred to in the Auditor's management letter;
- whether or not the Auditor is satisfied with the quality and effectiveness of the financial recording procedures and systems;
- the extent to which the Auditor is satisfied with the nature and scope of the Auditor's examination.

(f) Review of Audit Plan

The Audit Committee shall review a summary of the Auditor's audit plan in advance for each audit.

(g) Review of Audit Fees

The Audit Committee has the direct responsibility for approving the Auditor's fee. In approving the Auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Company and the extent of internal audit and other support provided by the Company to the Auditor.

(h) Review of Annual Audited Financial Statements

The Audit Committee shall review the annual audited financial statements, together with the Auditor's report thereon, before recommending them for approval by the Board, to assess whether or not they present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows of the Company. The Audit Committee shall also review the MD&A relating to the annual audited financial statements and interim financial statements.

In conducting their review, the Audit Committee should:

- discuss the annual audited financial statements and MD&A with management and the Auditor;
- consider the quality of, and not just the acceptability of, the accounting principles applied, the reasonableness of management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;
- discuss with the Auditor its report which addresses:
  - all critical accounting policies and practices to be used;
  - all alternative treatments of financial information within GAAP that have been discussed with management of the Company, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the Auditors; and

  - other material written communication between the Auditor and management of the Company, such as any management letter or schedule of unadjusted differences;

- discuss any analyses prepared by management or the Auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP;
- discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Company's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;
- consider any changes in accounting practices or policies and their impact on financial statements of the Company;
- discuss with management, the Auditor and, if necessary, legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;
- discuss with management and the Auditor correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies;
- discuss with the Auditor any special audit steps taken in light of any material weaknesses in internal control;
- discuss with the Auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the Auditor that were not applied (because they were immaterial or otherwise), and significant disagreements with management;
- consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements;
- satisfy itself that appropriate accounting policies and practices have been selected and applied consistently; and
- satisfy itself that management has established appropriate procedures to comply with applicable legislation for the remittance of taxes, pension monies and employee remuneration.

(i) Review of Interim Financial Statements

The Audit Committee shall also engage the Auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements. The Audit Committee should discuss the interim financial statements and related MD&A with management and the Auditor and, if satisfied that the interim financial statements present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows, approve the interim financial statements and review the related MD&A on behalf of the Board.

(j) Review of Other Financial Information

The Audit Committee should generally discuss earnings releases, as well as the nature of financial information and earnings guidance provided to analysts and rating agencies in accordance with the Company's disclosure policy.

(k) Review of Prospectuses and Other Regulatory Filings

The Audit Committee shall review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

(l) Review of Internal Audit Function

The Audit Committee shall review the mandate of the internal audit function, the budget, planned activities and organizational structure of the internal audit function to ensure that it is independent of management and has sufficient resources to carry out its mandate.

The members shall meet privately with the senior officer in charge of internal audit as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfil its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or to the senior officer in charge of internal audit to confirm that:

- significant resolved and any unresolved issues between auditors and management have been brought to its attention;
- the principal risks of the Company's businesses have been identified by management and appropriate policies and systems have been implemented to manage these risks; and
- the integrity of the Company's internal control and management information systems are satisfactory.

(m) Relations with Management

The members shall meet privately with management as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or management.

The Audit Committee shall recommend to the Board policies relating to hiring former partners or employees of the Auditor who were engaged on the Company's account.

(n) Oversight of Internal Controls and Disclosure Controls

The Audit Committee shall review with management the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use and ensure the accuracy of the financial records.

The Audit Committee shall review with management the controls and procedures that have been adopted to ensure the disclosure of all material information about the Company and its subsidiaries that is required to be disclosed under applicable law or the rules of those exchanges on which securities of the Company are listed or quoted.

(o) Legal Compliance

The Audit Committee shall review with legal counsel any legal matters that may have a significant effect on the Company's financial statements. The Audit Committee should review with legal counsel material inquiries received from regulators and governmental agencies. The Audit Committee shall review with a representative of the Code of Conduct Committee any material matters arising from any known or suspected violation of the Company's Code of Conduct and any material concerns regarding questionable accounting or auditing matters raised through the Company's ethics response line.

(p) Risk Management

The Audit Committee shall meet periodically with management to discuss the Company's policies with respect to risk assessment and management.

(q) Taxation Matters

The Audit Committee shall review the status of taxation matters of the Company.

7. COMPLAINTS PROCEDURE

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Company regarding accounting, internal controls, or auditing matters.

8. REPORTING

The Audit Committee shall report to the Board on:

- the Auditor's independence;
- the performance of the Auditor and the Audit Committee's recommendations regarding the reappointment or termination of the Auditor;
- the performance of the internal audit function;
- the adequacy of the Company's internal controls and disclosure controls;
- the Audit Committee's review of the annual and interim financial statements of the Company and any GAAP reconciliation, including any issues with respect to the quality or integrity of the financial statements, and shall recommend whether or not the Board should approve the financial statements and any GAAP reconciliation;
- the Audit Committee's review of the annual and interim MD&A;
- the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and
- all other material matters dealt with by the Audit Committee.

9. REVIEW AND DISCLOSURE

This Charter should be reviewed by the Audit Committee at least annually and be submitted to the Governance, Employee Development, Nominating and Compensation Committee for consideration with such amendments as the Audit Committee proposes and for recommendation to the Board for approval with such further amendments as the Governance, Employee Development, Nominating and Compensation Committee proposes.

This Charter may also be posted on the Company's Web site.

10. FREQUENCY OF MEETINGS

The Audit Committee shall meet at least twice annually at the call of the Chairman, in addition to quarterly meetings prior to the release of quarterly interim financial statements.

11. RETENTION OF EXPERTS

The Audit Committee may engage such special legal, accounting or other experts, without Board approval and at the expense of the Company, as it considers necessary to perform its duties.

Loblaw Companies Limited

March 2005

Dear Shareholder,

It is my pleasure to invite you to our Annual Meeting of Shareholders which will be held on Wednesday May 4, 2005, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario. The Notice of Annual Meeting and related material are enclosed.

We have had another strong year and I remain very positive about the progress and direction of our business in all areas of operation and look forward to a solid performance in 2005.

This Management Proxy Circular describes the business to be conducted and other important matters to be discussed at the Annual Meeting. It is important that you exercise your vote, either in person at the Meeting or by completing and sending in your proxy form. Further details about voting are on pages 1 to 4 of the Management Proxy Circular.

We hope you will be able to join us, in person, or through our webcast, which will be available live from the Investor Zone section of the Corporation's website at www.loblaw.com.

Yours very truly,



W. Galen Weston
Chairman

Loblaw Companies Limited

Notice of Annual Meeting of Shareholders to be held May 4, 2005

The 2005 Annual Meeting of Shareholders of Loblaw Companies Limited will be held on Wednesday, May 4, 2005, at 11:00 a.m. (local time), in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended January 1, 2005, and the auditor's report thereon;
2. to elect the directors;
3. to re-appoint KPMG LLP as the auditor; and
4. to transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

The 2004 Annual Report, the Management Proxy Circular and a form of proxy accompany this Notice of Annual Meeting.

Dated at Toronto, Ontario this 8th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS



Robert A. Balcom
Senior Vice President, Secretary and General Counsel

Please Note:

Shareholders are entitled to vote at the Annual Meeting either in person or by proxy. Any shareholder who is unable to attend the Annual Meeting in person is requested to either complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to the Corporation's transfer agent, Computershare Trust Company of Canada, or vote through the internet.

To attend the Annual Meeting, all shareholders and guests should have photo I.D. and require an admittance card, which will be provided at the time of registration with the transfer agent in order to gain access to the Annual Meeting. Security measures will be in force. No cameras, parcels, knapsacks and/or bags will be allowed into the meeting.

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements and interim MD&A by mail during 2005, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return the enclosed interim report request form. **If you do not return this request form, quarterly reports will not be sent to you.** Financial results are announced by media release, and financial statements and MD&A are available on the Loblaw Companies Limited website at www.loblaw.com.

Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report box at the bottom of the form of proxy. If you mark the Annual Report box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

LOBLAW COMPANIES LIMITED

Management Proxy Circular

TABLE OF CONTENTS

SECTION 1

Voting Information

About this Document and Related Proxy Materials

We are providing this Management Proxy Circular (the "Circular") and proxy materials to you in connection with the Annual Meeting of Shareholders (the "Meeting") of Loblaw Companies Limited (the "Corporation") to be held on Wednesday, May 4, 2005, at 11:00 a.m. (local time), in Constitution Hall, Room 105 of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, M5V 2W6, or any adjournment thereof.

This Circular describes the items to be voted on at the Meeting and the voting process, and provides information about executive compensation and our corporate governance practices.

Please see the "Voting Questions and Answers" section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

Unless otherwise indicated, all amounts in this Circular are in Canadian dollars and information is current as of March 8, 2005.

Voting Questions and Answers

What is the business of the Meeting?

At the Meeting, shareholders are voting on two items: the election of directors and the re-appointment of the auditor. We are not aware of any other matters to be considered at the Meeting. However, you may also vote on any other business that may properly come before the Meeting.

In addition, the Corporation's management will report on the performance of the Corporation and respond to questions from shareholders.

Who can vote?

Holders of common shares of the Corporation ("Common Shares") as at the close of business on March 22, 2005 are entitled to vote. Each Common Share is entitled to one vote. On March 8, 2005, the Corporation had 274,280,914 Common Shares issued and outstanding.

How do I vote?

- You are a registered shareholder if your name appears on your share certificates. If you are a registered shareholder, you can either vote:
  - in person at the Meeting; or
  - by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.
- You are a non-registered shareholder if your name does not appear on your share certificates. For example, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian) or in the name of a clearing agency (such as ADP Investor Communication Services) in which the intermediary participates. If you are a non-registered shareholder, please see below for information on how to vote your shares.

SECTION 1

Voting Information (continued)

If I am a registered shareholder, how do I vote in person?

You do not need to do anything, except attend the Meeting. Do not complete or return the proxy form, as your vote will be taken at the Meeting. You must register with the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), when you arrive at the Meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare authorizing you to vote the shares on behalf of the corporation.

If I am a registered shareholder, how do I vote by proxy?

If it is not convenient for you to attend the Meeting, you may vote by proxy on the matters to be considered at the Meeting in one of two ways:

- You can authorize the management representatives named in the enclosed proxy form or through the internet at www.computershare.com/ca/proxy to vote your shares. If returning the proxy by mail, complete the enclosed proxy form by indicating how you want your shares voted. Sign, date and return the proxy form in the envelope provided. Computershare's address for receiving proxies is 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.
- You may appoint another person to attend the Meeting on your behalf and vote your shares. If you choose this option, print the person's name in the blank space provided on the back of the enclosed proxy form and you may indicate how you want your shares voted. If returning the proxy form by mail, please use the envelope provided as described above. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the Meeting and vote on your behalf in order for your votes to be counted. Proxyholders must register with representatives of Computershare when they arrive at the Meeting.

Please remember that your proxy or voting instructions must be received by 5:00 p.m. local time on May 2, 2005 or before any adjournment of the Meeting thereof at which the proxy is to be used.

If I am a non-registered shareholder, how do I vote my shares?

There are two ways that you can vote your shares:

- *In person.* If you wish to attend the Meeting and vote in person, you should do one of the following:
  - If you have received a proxy form from your intermediary, insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the Meeting; or
  - If you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.
- *By proxy.* If it is not convenient for you to attend the Meeting, you should do one of the following:
  - If you have received a proxy form from your intermediary, you may vote by authorizing the management representatives named on the form to vote your shares. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the

SECTION 1

Voting Information (continued)

proxy form, you must sign and date it. Return the completed proxy form as indicated on the form. Alternatively, you may appoint another person to attend the Meeting on your behalf and vote your shares by printing that person's name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the Meeting and vote on your behalf in order for your votes to be counted; or

- If you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

How will my shares be voted if I appoint a proxyholder?
Your proxyholder must vote your shares in accordance with your instructions if you have completed and signed the enclosed proxy form correctly and delivered it to Computershare.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the management representatives named on the enclosed form of proxy as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

- **FOR the election of the directors; and**
- **FOR the re-appointment of the auditor.**

What happens if any amendments are made to these matters or if other matters are properly brought before the Meeting?
Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this Circular, management knows of no such amendment, variation or other matter expected to come before the Meeting.

If I change my mind, how do I revoke my proxy or voting instructions?
If you are a registered shareholder and have returned a proxy form or given voting instructions, you may revoke them in any of the following ways:

- By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;
- By delivering a written statement signed by you or your attorney authorized in writing:
  - at the offices of Computershare at any time before the close of business on May 2, 2005 or, if the Meeting is adjourned before 5:00 p.m. EST on the second last business day before any adjournment thereof; or
  - in person to the Secretary of the Meeting before the Meeting starts; or
- In any other manner permitted by law.

How many votes are required for approval?
A majority of votes cast, in person or by proxy, is required to approve each of the items specified in the Notice of Annual Meeting which accompanies this Circular.

SECTION 1

Voting Information (continued)

Who is soliciting my proxy?

Management of the Corporation is soliciting proxies for use at the Meeting and any adjourned meeting. The Corporation is soliciting proxies by mail and its employees may also solicit them personally. The cost of such solicitation will be borne by the Corporation.

Is my vote confidential?

Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. This function is performed independently of the Corporation. Proxies are only referred to the Corporation in cases where a shareholder clearly intends to communicate an individual position to management or when it is necessary to do so to meet the requirements of applicable law.

Controlling Shareholder

Mr. W. Galen Weston beneficially owns directly and indirectly through companies which he controls, including George Weston Limited (the Corporation's parent corporation), Weston Food Distribution Inc. and Weston Holdings Limited, a total of 173,316,835 Common Shares representing 63.18% of the outstanding voting shares of the Corporation. Mr. W. Galen Weston beneficially owns directly and indirectly through Wittington Investments, Limited and affiliated companies, 80,684,148 common shares representing 62.53% of the outstanding voting shares of George Weston Limited.

SECTION 2

Business of the Meeting

Financial Statements and Auditor's Report

The consolidated financial statements of the Corporation for the financial year ended January 1, 2005 and the auditor's report thereon are included in the 2004 Annual Report which has been mailed to shareholders with this Circular.

Election of Directors

On March 8, 2005 the board of directors of the Corporation (the "Board"), in accordance with the Corporation's by-laws, determined that the number of directors to be elected at the Meeting will be 13. It is proposed that the persons named below be nominated for election as directors of the Corporation. All are currently directors of the Corporation except for Mr. Paul Beeston and Ms. Nancy Lockhart and all nominees have established their eligibility and willingness to serve as directors. Management does not believe that any of the nominees will be unable to serve as director, but if that should occur for any reason prior to the Meeting, **the persons named in the enclosed form of proxy may vote for another nominee at their discretion.** Each director will hold office until the next annual meeting or until the director resigns or a successor is elected or appointed.

The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and place of residence, year first elected or appointed as a director (if applicable), principal occupation, other principal directorships and Committee memberships. Also indicated for each person proposed as a director is the number of Common Shares beneficially owned by him or her over which he or she exercises control or direction and the number of other securities of the Corporation and George Weston Limited held by him or her on March 8, 2005.



Paul Beeston, O.C., F.C.A., 59
Toronto, Ontario

Mr. Beeston (Corporate Director) is the former President and Chief Executive Officer of Major League Baseball and formerly President of the Toronto Blue Jays Baseball Team. He graduated from the University of Western Ontario with a B.A. Mr. Beeston is a chartered accountant.

Loblaw Companies Board Details:
- Independent Director Nominee

SECTION 2

Business of the Meeting (continued)



Camilla Dalglish, 67
Toronto, Ontario

Common Shares: 800
Deferred Share Units: 3,979
Securities of George Weston Limited:
310,560(i), 20,000(ii), 40,000(iii)

Mrs. Dalglish (Corporate Director) is a Director of The W. Garfield Weston Foundation and of The Nature Conservancy of Canada.

Mrs. Dalglish is a past President of The Civic Garden Centre and a former Member of the Board of Directors of the Royal Botanical Gardens. She graduated from McGill University with a B.A.

Loblaw Companies Board Details:
- Director since 1991
- Non-Independent Director, related to Mr. W. Galen Weston
- Member: Environmental, Health and Safety Committee
- Meets share ownership guidelines



Robert J. Dart, F.C.A., 66
Toronto, Ontario

Common Shares: 5,000
Securities of George Weston Limited:
28,000(i), 2,000(ii), 4,000(iii)

Mr. Dart is Vice Chairman of Wittington Investments, Limited (an affiliate of the Corporation and investment company) and was formerly President of Wittington Investments, Limited.

He is a former senior tax partner of Price Waterhouse Canada. He graduated from the University of Toronto with a B.Comm. Mr. Dart is a chartered accountant.

Mr. Dart is also a Director of George Weston Limited, Holt, Renfrew & Co., Limited and Brown Thomas Group Limited.

Loblaw Companies Board Details:
- Director since 1994
- Non-Independent Director, Executive Officer of Wittington Investments, Limited
- Member: Pension and Benefits Committee
- Meets share ownership guidelines



Anthony S. Fell, O.C., 66
Toronto, Ontario

Common Shares: 20,000
Deferred Share Units: 2,810

Mr. Fell is Chairman of RBC Capital Markets Inc. (investment and financial company) and was previously Chairman and Chief Executive Officer of RBC Dominion Securities and Deputy Chairman of Royal Bank of Canada.

Mr. Fell is Chairman of Munich Reinsurance Group of Companies, a Director of BCE Inc. and CAE Inc., and is Chair of the Board of Trustees of University Health Network.

Loblaw Companies Board Details:
- Director since 2001
- Independent Director
- Member: Governance, Employee Development, Nominating and Compensation Committee (Chair) and Pension and Benefits Committee
- Meets share ownership guidelines

SECTION 2

Business of the Meeting (continued)



Anthony R. Graham, 48
Toronto, Ontario

Common Shares: 10,000
Deferred Share Units: 2,810
Securities of George Weston Limited: 10,000[(ii)], 1,653[(iv)]

Mr. Graham is a Director and President of Wittington Investments, Limited and President and Chief Executive Officer of Sumarria Inc. Mr. Graham was formerly Vice-Chairman of National Bank Financial and Senior Executive Vice President and Managing Director of Lévesque Beaubien Geoffrion Inc.

Mr. Graham is also Chairman and a Director of both Graymont Limited and President's Choice Bank. He is also a Director of George Weston Limited, Brown Thomas Group Limited, Holt, Renfrew & Co., Limited, Power Corporation of Canada, Power Financial Corporation, Provigo Inc., and Selfridges & Co. Ltd.

Loblaw Companies Board Details:
- Director since 1999
- Non-Independent Director, Executive Officer of Wittington Investments, Limited
- Member: Executive Committee; Governance, Employee Development, Nominating and Compensation Committee and the Pension and Benefits Committee
- Meets share ownership guidelines



John A. Lederer, 49
Toronto, Ontario

Common Shares: 75,000

Mr. Lederer is President of the Corporation and was formerly Executive Vice President of the Corporation.

Mr. Lederer is a Director of the Food Marketing Institute and founder of the President's Choice Children's Charity.

He graduated from York University with a B.A.

Loblaw Companies Board Details:
- Director since 2002
- Non-Independent Director, President of the Corporation
- Member: Executive Committee
- Meets share ownership guidelines



Nancy Lockhart, 50
Toronto, Ontario

Securities of George Weston Limited: 1,860[(i)]

Ms. Lockhart is the Chief Administrative Officer of Frum Development Group (property development and management company) and was formerly a Vice President of Shoppers Drug Mart Corporation.

Ms. Lockhart is Chair of the Board of Trustees and of the Agents for Change Campaign, Ontario Science Centre, past President of the Canadian Club and a Governor of the Council for Canadian Unity.

Loblaw Companies Board Details:
- Independent Director Nominee

SECTION 2

Business of the Meeting (continued)



Pierre Michaud, C.M., 61
Montreal, Quebec

Common Shares: 49,866

Mr. Michaud is a Director and Chairman of Provigo Inc. (a subsidiary of the Corporation). Mr. Michaud is also Vice-Chairman of Laurentian Bank of Canada.

Mr. Michaud is a Director of Old Port of Montreal Corporation Inc., Bombardier Recreational Products Inc., Gaz Metro Inc. and a member of the Advisory Board of Mont-Tremblant.

Loblaw Companies Board Details:
- Director since 1999
- Non-Independent Director, Executive Officer of a subsidiary of the Corporation
- Member: Environmental, Health and Safety Committee
- Meets share ownership guidelines



Thomas C. O'Neill, F.C.A., 59
Toronto, Ontario

Common Shares: 2,000
Deferred Share Units: 970
Securities of George Weston Limited: 500[i]

Mr. O'Neill (Corporate Director) is the retired Chairman of PricewaterhouseCoopers Consulting. He previously was Chief Executive Officer, and prior to that, he had been Chief Operating Officer of PricewaterhouseCoopers LLP global organization. Mr. O'Neill is a chartered accountant.

Mr. O'Neill is a past member of the Advisory Council of Queen's University School of Business and is currently Vice-Chair of the Board of Governors of Queen's University. Mr. O'Neill is a Director of Nexen Inc., St. Michael's Hospital, BCE Inc., Ontario Teachers Pension Plan, Dofasco Inc. and Adecco S.A. He graduated from Queen's University with a B.Comm.

Loblaw Companies Board Details:
- Director since 2003
- Independent Director
- Member: Audit Committee
- Meets share ownership quidelines



G. Joseph Reddington, 63
Sedona, Arizona

Common Shares: 3,000
Deferred Share Units: 4,009

Mr. Reddington (Corporate Director) is the retired Chairman, Chief Executive Officer and Director of Breuners Home Furnishings Corporation. He is the former Chairman and Chief Executive Officer of The Signature Group and a former President and Chief Executive Officer of Sears Canada.

Mr. Reddington is a Director of Ansett Worldwide. He graduated from the University of Iowa with a B.A. and a J.D.

Loblaw Companies Board Details:
- Director since 1994
- Independent Director
- Member: Governance, Employee Development, Nominating and Compensation Committee
- Meets share ownership guidelines

SECTION 2

Business of the Meeting (continued)



T. Iain Ronald, F.C.A., 72
Toronto, Ontario

Common Shares: 6,000
Deferred Share Units: 3,521

Mr. Ronald (Corporate Director) is Chairman of Transalta Power Ltd., Transalta Cogeneration Ltd. and BFI Canada Income Fund and was formerly Vice Chairman of Canadian Imperial Bank of Commerce.

Mr. Ronald is a Director of Holt, Renfrew & Co., Limited, President's Choice Bank (a subsidiary of the Corporation), Leon's Furniture Limited, Strongco Inc. and Allied Properties Real Estate Investment Trust.

Mr. Ronald graduated from Harvard Business School with an M.B.A and from the University of Glasgow with a B.L. Mr. Ronald is a chartered accountant.

Loblaw Companies Board Details:
- Director since 1992
- Independent Director
- Member: Audit Committee (Chair) and Pension and Benefits Committee (Chair)
- Meets share ownership guidelines



W. Galen Weston, O.C., 64
Toronto, Ontario

Common Shares: 173,316,835
Securities of George Weston Limited: 80,684,148[i]

Mr. Weston is Chairman of the Corporation and is Chairman and President of George Weston Limited.

Mr. Weston is also Chairman of Holt, Renfrew & Co., Limited, Brown Thomas Group Limited and Selfridges & Co. Ltd. He is President of The W. Garfield Weston Foundation. Mr. Weston is also a Director of Associated British Foods plc and is a Member of the Advisory Board of Columbia University.

He received a B.A. and has been awarded an Honorary Doctor of Laws Degree from the University of Western Ontario.

Loblaw Companies Board Details:
- Director since 1972
- Non-Independent Director, Chairman of the Corporation and President of George Weston Limited
- Member: Executive Committee (Chair)
- Meets share ownership guidelines

SECTION 2

Business of the Meeting (continued)



Joseph H. Wright, 62
Toronto, Ontario

Common Shares: 7,086
Deferred Share Units: 5,068

Mr. Wright is a Managing Partner of Barnagain Capital (investment company) and was formerly President and Chief Executive Officer of Swiss Bank Corporation (Canada).

Mr. Wright is Chairman and Trustee of O & Y Real Estate Investment Trust, and a Director of President's Choice Bank, CallNet Enterprises Inc. and Hip Interactive. He is also a Trustee of Chartwell Seniors Housing Real Estate Investment Trust and BFI Canada Income Fund.

He graduated from Princeton University with a B.A. magna cum laude.

Loblaw Companies Board Details:
- Director since 1996
- Independent Director
- Member: Audit Committee; Governance, Employee Development, Nominating and Compensation Committee and the Pension and Benefits Committee
- Meets share ownership guidelines

(i) Common Shares of George Weston Limited

(ii) Preferred Shares Series I of George Weston Limited

(iii) Preferred Shares Series II of George Weston Limited

(iv) Deferred Share Units of George Weston Limited

SECTION 2

Business of the Meeting (continued)

Appointment of Auditor

The directors propose that the firm of KPMG LLP be appointed as the auditor of the Corporation for the 2005 fiscal year. As part of the Corporation's corporate governance practices, the Board has acted to ensure a policy is in place limiting the auditor from providing consulting services unrelated to the audit unless such non-audit services provided by the auditor are pre-approved by the Audit Committee.

The aggregate fees of KPMG LLP for professional services rendered for the audit of the Corporation's financial statements and other services for the fiscal years 2004 and 2003 are as follows:

	2004 $(000's)	2003 $(000's)
Audit fees(1)	1,403	1,195
Audit-related fees(2)	565	400
Tax consultant fees(3)	65	327
All other fees(4)	34	455
Total fees	2,067	2,377

(1) Audit fees include fees for services related to the audit of the Corporation's consolidated financial statements.

(2) Audit-related fees include assurance and related services that are performed by the Corporation's auditors. These services include accounting consultations in connection with the review of quarterly reports to shareholders, pension plans, comfort letters and the interpretation of accounting and financial reporting standards.

(3) Tax consultant fees include fees for assistance with tax planning, including commodity tax issues.

(4) Other fees include fees for risk management services, labour relations, internal control documentation, legislative and/or regulatory compliance services.

Shareholder Proposals

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders to be held in 2006 is December 21, 2005.

SECTION 3

Board of Directors Compensation, Attendance and Share Ownership

Directors' Compensation

Directors who are also officers of the Corporation receive no additional remuneration as directors.

Annual retainers paid quarterly and attendance fees were paid to other members of the Board on the following basis during fiscal 2004:

TYPE OF FEE	AMOUNT
	$
Annual Retainer	
• board member	50,000
• audit committee chair	10,000
• audit committee member[1]	5,000
• non-audit committee chair	3,000
• non-audit committee member[1]	4,000
Attendance Fees	
• board or committee meeting	2,000
• meeting of half day or more attended at the request of the Board or a Committee	2,000

(1) including committee chairs

Through the Governance, Employee Development, Nominating and Compensation Committee (the "Governance Committee"), the Board assesses the adequacy and form of compensation paid to directors. A meeting of independent directors is held to review these issues along with other governance issues raised by directors. Periodically, the Governance Committee benchmarks directors' compensation against compensation paid by major Canadian public companies in order to ensure that their compensation reflects their responsibilities involved in being a director of the Corporation.

Deferred Share Units

To ensure that directors' compensation is aligned with shareholder interests, directors may receive up to 100% of their fees in Deferred Share Units ("DSUs"). A DSU is an amount owed by the Corporation to directors having the same value as one Common Share determined at the time the fees are earned but is not paid until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director's period of Board service. Payment of DSUs is in Common Shares purchased on the open market.

In fiscal 2004, 8 directors elected to take all or a portion thereof of their annual retainer and meeting fees in DSUs. As at January 1, 2005 the amount owing in respect of DSUs currently outstanding to Board members was $2,223,714.

Under share ownership guidelines adopted by the Board, directors are required to hold Common Shares of the Corporation or securities of George Weston Limited or DSUs with a value of not less than $250,000. Until this position is achieved, directors must take a portion of their compensation from the Corporation in the form of DSUs. All current directors meet these share ownership guidelines.

SECTION 3

Board of Directors Compensation, Attendance and Share Ownership (continued)

The following table reflects compensation earned by non-management directors in respect of fiscal 2004[(a)]:

Name	Board Retainer	Committee Chair Retainer	Committee Member Retainer	Board Attendance Fees	Committee Attendance Fees	Other Meeting Attendance Fees	Total Fees Received
	($)	($)	($)	($)	($)	($)	($)
John Cassaday	50,000	3,000	9,000	12,000	16,000	—	90,000
Camilla H. Dalglish	50,000		4,000	12,000	4,000	2,000	72,000
Anthony S. Fell	50,000	3,000	8,000	14,000	18,000	2,000	95,000
Anne L. Fraser	50,000		4,000	14,000	6,000	2,000	76,000
Pierre Michaud[(b)]	50,000		4,000	14,000	6,000	2,000	76,000
Thomas C. O'Neill	50,000		5,000	14,000	8,000	2,000	79,000
G. Joseph Reddington	50,000		4,000	14,000	6,000	2,000	76,000
T. Iain Ronald[(c)]	50,000	13,000	9,000	14,000	20,000	2,000	108,000
Joseph H. Wright[(c)]	50,000		13,000	14,000	26,000	—	103,000
Total:	450,000	19,000	60,000	122,000	110,000	14,000	775,000

Notes:

(a) Directors are reimbursed for transportation and other expenses incurred for attendance at Board and Committee meetings.

(b) During 2004, Mr. Michaud received $120,000 in consulting fees for services provided to Provigo Inc.

(c) During 2004, Messrs. Wright and Ronald each received $20,000 in additional director fees from President's Choice Bank.

SECTION 3

Board of Directors Compensation, Attendance and Share Ownership (continued)

Summary of Attendance

The following table provides a summary of attendance for each Board and Committee member during fiscal 2004.

Directors	Board Meetings Attended	Audit Committee Meetings Attended	Environmental, Health and Safety Committee Meetings Attended	Governance, Employee Development, Nominating and Compensation Committee Meetings Attended	Pension and Benefits Committee Meetings Attended
John Cassaday	6 of 7	5 of 6	3 of 3		
Camilla H. Dalglish	6 of 7		2 of 3		
Robert J. Dart	4 of 7				*2 of 4
Anthony S. Fell	7 of 7	**3 of 6		3 of 3	**3 of 4
Anne L. Fraser	7 of 7		3 of 3		
Anthony R. Graham	7 of 7			3 of 3	4 of 4
John A. Lederer	7 of 7				
Pierre Michaud	7 of 7		3 of 3		
Thomas C. O'Neill	7 of 7	4 of 6			
G. Joseph Reddington	7 of 7			3 of 3	
T. Iain Ronald	7 of 7	6 of 6			4 of 4
W. Galen Weston	7 of 7				
Joseph H. Wright	7 of 7	6 of 6		3 of 3	4 of 4

* Mr. Dart was appointed to the Pension and Benefits Committee on May 5, 2004. He attended 2 of 3 Committee meetings following his appointment.

** Mr. Fell was appointed to the Pension and Benefits Committee on May 5, 2004 and resigned from the Audit Committee on May 5, 2004. He attended all Committee meetings following his appointment.

SECTION 4

Executive Compensation

Report on Executive Compensation

The responsibilities of the Governance Committee are summarized under "Statement of Corporate Governance Practices" on page 25. Among other matters, the Governance Committee is responsible for reviewing and approving overall compensation policies and reviewing, approving and recommending compensation for senior employees of the Corporation and its operating divisions and forms of compensation, including for those Named Executive Officers listed in the Summary Compensation Table on page 21.

As of March 8, 2005, the members of the Governance Committee were Anthony S. Fell (Chairman), Anthony R. Graham, G. Joseph Reddington and Joseph H. Wright. All members of the Governance Committee are independent except for Mr. Graham who is an executive officer of Wittington Investments, Limited the parent company of the controlling beneficial shareholder.

Compensation Philosophy

The Corporation's compensation arrangements for its senior employees are intended to attract, retain and motivate high-calibre employees who can effectively contribute to the long-term success and objectives of the Corporation. Senior employees receive compensation based on their level of individual responsibility and experience, the market value of the job they perform and the success of the Corporation in meeting its objectives and creating shareholder value.

The Corporation seeks to position total compensation for its senior employees, including base salary, annual cash incentives and long-term incentives, within the first quartile (75th percentile) of that paid by companies in the comparator group described below for positions with equivalent responsibilities and scope.

Comparator Group

On a regular basis, the Governance Committee retains external compensation consultants to analyze total compensation paid by the Corporation and the form of such compensation to ensure that it is competitive with that paid by companies in the comparator group described below and is effective in achieving the objectives established by the Corporation.

In determining compensation for senior employees, including the Named Executive Officers, the Governance Committee considers the compensation practices of a comparator group of Canadian and U.S. companies in the food distribution and retail industries. In determining compensation for the Named Executive Officers, the Governance Committee also considers publicly-disclosed executive compensation information of various Canadian public companies whose revenues, profitability and market capitalization are comparable to those of the Corporation. This information is compiled and analyzed by a third party consultant retained by the Governance Committee which then provides the information to the Governance Committee along with its recommendations.

Components of Total Compensation

The aggregate compensation of senior employees of the Corporation, including the Named Executive Officers, consists of four components: base salary, annual bonus incentives, long-term equity-based incentives and retirement arrangements. The Corporation aims to ensure that each senior employee's compensation consists of base salary, annual bonus incentives and long-term equity-based incentives with greater emphasis on the variable components of compensation.

SECTION 4

Executive Compensation (continued)

Base Salary

The Governance Committee reviews base salaries for senior employees, including the Named Executive Officers, every 3 years (other than the base salary of the Chairman and the President which are reviewed annually). Base salaries are set with reference to the criteria and competitive benchmarks reviewed by third party consultants and approved by the Governance Committee. The Corporation's compensation philosophy with respect to base salaries is to maintain levels at approximately the market median (50th percentile) and to place more upside opportunities on the discretionary performance-related incentives of annual bonus and long-term equity-based incentives. Accordingly, although base salaries are reviewed on a regular multi-year basis, they are relatively de-emphasized.

Annual Bonus Incentive

Senior employees of the Corporation, including the Named Executive Officers except for Mr. W. Galen Weston, participate in an annual cash bonus plan based on economic value added ("EVA") principles which measure the economic value generated by the assets employed by the Corporation. Using this measure for purposes of calculating payments under the bonus plan allows the Governance Committee to:

- measure and link bonuses earned to capital investment decisions and operating results which, over time, create shareholder value;
- measure the effectiveness of allocation of capital; and
- focus on longer term value creation.

EVA reflects the operating performance of the Corporation while taking into account the cost of capital employed to generate operating income. Cost of capital is the economic cost of all capital employed in the Corporation's business and includes working capital, cost of debt (including off-balance sheet items such as types of leases) and cost of equity. Revenue enhancements and cost reduction programs requiring no additional capital investment increase return on capital employed and increase EVA. Capital reductions where existing assets are earning less than the cost of capital and investing additional capital for growth where the return exceeds the cost of capital generate positive EVA results.

As a result of the annual bonus plan, a significant portion (not to exceed 50%) of each senior employee's annual total short term compensation is linked to EVA generated by the Corporation's business. The application of EVA in the annual bonus plan more closely aligns the bonus component of the senior employees' compensation with long-term shareholder objectives of producing sustainable long-term returns above the cost of capital. By measuring the economic value added, EVA integrates the combined productivity of all factors of production which focuses both on operating income generation and the efficient management of assets.

The EVA bonus earned in any year is paid out in cash over a 3-year period, with one-third being paid in each year commencing with the year immediately after the bonus is earned. As a result of the payout mechanism, subsequent years' EVA bonuses earned can either increase or decrease the amount of the net payment received by the senior employees and therefore ensures that long-term performance is not sacrificed by decisions to enhance profitability for the short term.

SECTION 4

Executive Compensation (continued)

Equity-Based Incentives

For fiscal 2005, the Governance Committee approved a change in the mix of executive compensation for the Corporation's senior employees. The change reduces the use of stock options by approximately one-third and introduces a new long-term equity-based incentive in the form of restricted share units ("RSUs"). The change applies to the long term incentive units granted to senior employees on January 20, 2005.

Stock Option Plan

Senior employees participate in the Corporation's stock option plan ("Option Plan"). Allocations under the Option Plan are intended to provide strong incentives for superior long-term future performance consistent with shareholders' objectives. The Option Plan links compensation to shareholders' interests because the value of the awards is directly related to the Corporation's future stock price.

The Option Plan has two objectives:

- to give each option holder an interest in preserving and maximizing shareholder value over the long term; and
- to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for long-term performance and expected future performance.

Options granted pursuant to the Option Plan do not vest immediately but vest over a period of five years at 20% per year.

The Corporation maintains the total number of Common Shares reserved for issuance under the Option Plan at 5% or less of the total number of issued and outstanding Common Shares of the Corporation. In addition, in most cases on exercise of options recipients receive cash representing the share appreciation value, not shares. This avoids the dilutive effect of increasing the number of Common Shares issued in respect of the Option Plan.

Under the Option Plan, individuals can elect to receive Common Shares or the share appreciation value in accordance with the terms of the Option Plan. Options are awarded as part of total compensation without reference to outstanding option grants held by a particular employee although total unvested option entitlements are reviewed at the time of option grants to ensure that the Corporation is within its target of no more than 5% of outstanding Common Shares being subject to options at any time. The Governance Committee examines stock options granted by companies in the comparator group described above to ensure that such option grants to the Corporation's senior employees are competitive. To hold stock options, an individual must be an officer or employee of the Corporation, a subsidiary or an affiliate of the Corporation.

Options are granted to senior employees based upon a multiple of base salary reflecting their position, length of service and responsibility. For the fiscal year commencing January 1, 2005 at the subsidiary operating level, the multiple ranges from 10 times salary at the most senior levels to 1 times salary. Options are not granted every year and are reviewed by the Governance Committee as part of its regular review of compensation, generally on a 3-year cycle.

The maximum number of Common Shares issuable under the Option Plan at any time without first obtaining shareholder approval cannot exceed 20,405,991. Stock option grants of the Corporation as at March 8, 2005 had total unexercised options outstanding of 5,820,477 Common Shares or 2.1% of issued and outstanding Common Shares.

SECTION 4

Executive Compensation (continued)

On June 7, 2004, options on 15,000 Common Shares were granted at the market price of $62.14 to one employee of the Corporation. On November 15, 2004, options on 30,000 Common Shares were granted at the market price of $67.11 to one employee of the Corporation.

Subsequent to year end, 2,152,252 options were granted to 231 employees at a market price of $69.63.

Restricted Share Unit Plan

The Governance Committee approved a Restricted Share Unit Plan ("RSU Plan") for 2005 for certain senior employees of the Corporation to ensure compensation to senior employees remains competitive and to foster retention. On January 20, 2005, the Corporation, pursuant to the RSU Plan, granted 376,645 Restricted Share Units (RSUs) to 231 employees of the Corporation. The RSUs give the holders no rights to Common Shares, but entitle the holder under certain conditions to a cash payment during the third calendar year following the date of their award. This payment will be the equivalent of the average closing price of a Common Share on the TSX preceding the date which is the end of the performance period for the RSUs times the number of RSUs held by the employee. Each RSU will be paid out no later than December 30th of that year.

Share Ownership Guidelines

To encourage stock ownership by senior employees of the Corporation and its operating divisions, effective January 1, 2003, the Corporation adopted share ownership guidelines to be achieved over a 5-year period. Certain senior executives are required to hold a minimum level of ownership of Common Shares of the Corporation and/or common shares of George Weston Limited set as a percentage of base salary. Requirements are generally at the following aggregate levels: President — 5 times base salary, other Named Executive Officers — 3 times base salary and all other direct reports to the President — 2 times base salary.

The beneficial share ownership of each Named Executive Officer, other than for the significant shareholder, and the dollar value of such share ownerships based on the closing price on the TSX on March 8, 2005 are listed below:

Name	Number of Shares		Share Value ($)	
	Loblaw	Weston	Loblaw	Weston
John A. Lederer	75,000	—	5,418,750	—
David K. Bragg	6,272	—	453,152	—
David R. Jeffs	30,600	—	2,210,850	—
Richard P. Mavrinac	8,149	3,798	588,765	410,753

Retirement Plans

Senior employees participate in the Corporation's Designated Executive Pension Plan. In addition, senior employees of the Corporation, including the Named Executive Officers, are entitled to a Supplementary Employee Retirement Plan. Information on these plans can be found under "Pension Plan and Long Service Executive Arrangements" on page 23.

SECTION 4

Executive Compensation (continued)

Employment and Retirement Arrangements

Mr. Lederer was appointed President of the Corporation on January 1, 2001 and entered into an employment arrangement with the Corporation which was amended on January 1, 2004. In accordance with his contract, Mr. Lederer's base salary was reviewed at that time by the Governance Committee. As a result of that review, his salary was increased to $1.35 million annually for a 3 year period. His bonus was increased to a target of 75% of salary based on EVA, not to exceed 100% of base salary and up to an additional maximum of $250,000 per annum at the discretion of the Governance Committee based upon, among other things, personal performance in achieving the Corporation's approved strategies. Upon ceasing to be employed by the Corporation, Mr. Lederer may be entitled to a payment of a maximum of $10 million, subject to certain non-competition covenants.

Mr. Mavrinac entered into a 5-year employment contract with the Corporation and its parent, effective January 1, 2003 which fixed his base salary at that time at $500,000 to be split between the Corporation and George Weston Limited for 2 years and entitles him to a targeted annual bonus of 75% based on EVA not to exceed 100% of base salary. Upon ceasing to be employed by the Corporation, Mr. Mavrinac may be entitled to a maximum aggregate termination payment of up to $5 million, subject to certain non-competition covenants.

The Chairman's and the President's Compensation

The Chairman's and the President's compensation are considered and determined by the Governance Committee with the assistance of comparator information provided by third party consultants. Neither the Chairman nor the President participate in the Governance Committee's or the Board's decisions relating to their compensation.

In establishing the Chairman and the President's total compensation, the Governance Committee considers the publicly disclosed compensation of chief executive officers of companies whose revenues, profitability and market capitalization are comparable to those of the Corporation, including competitor companies. In establishing their compensation entitlements, the Governance Committee also considers the relative compensation of other Named Executive Officers. In addition, the Governance Committee assesses and considers factors such as their contribution to the Corporation in terms of leadership in the management of the Corporation and its subsidiaries, the financial results obtained by the Corporation, increases in shareholder value, the effective development and growth of the Corporation and the development of new growth opportunities for the Corporation.

The aggregate compensation of each of the Chairman and the President consists of three components: base salary, annual bonus incentive, and long-term equity-based incentives. The portion of Mr. Weston's salary and bonus paid by George Weston Limited is reviewed and considered by the Governance Committee in determining his overall compensation from the Corporation.

Mr. Weston's salary and bonus were reviewed by the Governance Committee for 2004. Mr. Weston's base salary was $800,000 in 2004. He received a bonus of $500,000 based on the Corporation's performance and achievement of the strategic and operating plans approved by the Board.

The Governance Committee also reviewed Mr. Lederer's compensation as President of the Corporation. Mr. Lederer's base salary was $1,350,000 in 2004. He received an annual bonus award of $997,900 for 2004, based on the factors described above. Effective January 1, 2004 and in accordance with his contract, Mr. Lederer's compensation and employment arrangements were reviewed and are set out under Employment and Retirement Arrangements above.

SECTION 4

Executive Compensation (continued)

This report on executive compensation is presented by the Governance, Employee Development, Nominating and Compensation Committee of the Board of Directors.

Anthony S. Fell (Chairman), Anthony R. Graham, G. Joseph Reddington and Joseph H. Wright.

Performance Graph

The graph below compares the cumulative total shareholder return on $100 invested in Common Shares on December 31, 1999 with the cumulative total return of the S&P/TSX Composite and the Food Stores Index over the same period.


CUMULATIVE TOTAL RETURN
Assuming an investment of $100 and reinvestment of dividends
$240
$220
$200
$180
$160
$140
$120
$100
$80
$237
$214
$119
31-Dec-99
29-Dec-00
28-Dec-01
27-Dec-02
2-Jan-04
31-Dec-04
LOBLAW COMPANIES LIMITED
TSX FOOD AND STAPLES RETAILING SUB INDEX TRIV
S&P / TSX COMPOSITE INDEX TRIV

	31-Dec-99	29-Dec-00	28-Dec-01	27-Dec-02	2-Jan-04	31-Dec-04
S&P / TSX COMPOSITE INDEX TRIV	$100	$107	$94	$82	$105	$119
TSX FOOD AND STAPLES RETAILING SUB INDEX TRIV	$100	$140	$170	$174	$210	$237
LOBLAW COMPANIES LIMITED	**$100**	**$144**	**$149**	**$157**	**$199**	**$214**

	31-Dec-99	29-Dec-00	28-Dec-01	27-Dec-02	2-Jan-04	31-Dec-04
S&P / TSX COMPOSITE INDEX TRIV	*17,977.46*	*19,309.36*	*16,852.24*	*14,739.86*	*18,905.25*	*21,444.89*
TSX FOOD AND STAPLES RETAILING SUB INDEX TRIV	713.99	1,000.32	1,216.60	1,241.73	1,496.27	1,689.55

SECTION 4

Executive Compensation (continued)

Summary Compensation Table

The following table sets forth compensation received by the Chairman, the President and the officer performing the function of the Chief Financial Officer and the two most highly compensated policy making executive officers of the Corporation (collectively the "Named Executive Officers") for services rendered in all capacities to the Corporation for the years 2004, 2003 and 2002.

		Annual Compensation		Long-Term Compensation		
				Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Under Options/SARs Granted (#)[(1)]	LTIP Payouts ($)	All Other Compensation ($)
W. Galen Weston[(2)]	2004	800,000	500,000	–	–	–
Chairman of the Corporation	2003	800,000	500,000	149,254	–	–
	2002	800,000	500,000	–	–	–
John A. Lederer	2004	1,350,000	997,900	–	–	–
President of the Corporation	2003	1,200,000	851,750	149,254	–	–
	2002	1,200,000	781,500	–	–	–
David K. Bragg	2004	400,000	294,595	–	–	–
President of Loblaw Properties Limited	2003	375,000	277,624	41,978	–	–
	2002	330,000	242,499	–	–	–
David R. Jeffs	2004	750,000	546,367	–	–	–
President of Westfair Foods Ltd.	2003	700,000	509,966	52,239	–	–
	2002	600,000	393,999	–	–	–
Richard P. Mavrinac[(2)]	2004	250,000	169,863	–	–	–
Executive Vice President	2003	250,000	142,458	46,642	–	–
of the Corporation	2002	137,500	116,875	–	–	–

(1) Common Shares of the Corporation

(2) Messrs. Weston and Mavrinac also received compensation from George Weston Limited during the relevant periods, which is not reflected in this table.

Option/SAR Grants During the Most Recently Completed Financial Year (2004)

Under its Option Plan, the Corporation may grant options to buy Common Shares or receive stock appreciation rights attaching to option grants that are valued based on the fair market value of the Common Shares at the close of business on the day before the date of the grant. Stock options have a 7-year term, are exercisable at the market price of the Common Shares on the date immediately prior to the date of the grant, and vest 20% on each of the first, second, third, fourth and fifth anniversaries of the date of the grant. Messrs. John A. Lederer, Richard P. Mavrinac and W. Galen Weston also participate in the George Weston Limited Stock Option Plan, details of which are outlined in the George Weston Limited Management Proxy Circular.

SECTION 4

Executive Compensation (continued)

No Grants were issued to Named Executive Officers during the year 2004

Subsequent to year end, stock options were granted to Named Executive Officers on January 20, 2005 as follows.

Name of Participant	Number of Shares	Option Price $	Expiry Date
W. Galen Weston	114,893	69.63	January 20, 2012
John A. Lederer	145,411	69.63	January 20, 2012
David K. Bragg	33,702	69.63	January 20, 2012
David R. Jeffs	76,595	69.63	January 20, 2012
Richard P. Mavrinac	28,723	69.63	January 20, 2012

Subsequent to year-end, the Corporation adopted an RSU Plan, details of which are provided on page 18. RSUs were granted to Named Executive Officers on January 20, 2005 as follows.

Name of Participant	Number of Restricted Share Units Granted	Latest Payment Date
W. Galen Weston	20,106	December 30, 2008
John A. Lederer	25,447	December 30, 2008
David K. Bragg	5,898	December 30, 2008
David R. Jeffs	13,404	December 30, 2008
Richard P. Mavrinac	5,027	December 30, 2008

The following table sets forth, where applicable, options exercised during 2004 and unexercised options at January 1, 2005 for each of the Named Executive Officers:

Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities/ SARs Acquired on Exercise #[1]	Aggregate Value Realized $[1][2]	Unexercised Options at Financial Year End # Exercisable/Unexercisable		Date Option/ SAR Granted	Value of Unexercised in the Money Options/SARs at Financial Year End $ Exercisable/Unexercisable	
W. Galen Weston			75,000	37,500	Jan. 11/00	3,001,500	1,500,750
			24,744	16,496	Jan. 08/01	581,978	387,985
			29,851	119,403	Jan. 15/03	549,855	2,199,403
John A. Lederer	70,064	3,201,224	–	–	Jan. 30/98*	–	–
			14,045	–	Jan. 13/99	511,578	–
			150,000	37,500	Jan. 11/00	6,003,000	1,500,750
			98,970	65,980	Jan. 08/01	2,327,774	1,551,849
			29,851	119,403	Jan. 15/03	549,855	2,199,403

SECTION 4

Executive Compensation (continued)

Name	Securities/ SARs Acquired on Exercise #[1]	Aggregate Value Realized $[1][2]	Unexercised Options at Financial Year End # Exercisable/Unexercisable		Date Option/ SAR Granted	Value of Unexercised in the Money Options/SARs at Financial Year End $ Exercisable/Unexercisable	
David K. Bragg	4,212	105,683	–	–	Jan. 13/99	–	–
	13,130	442,323	13,130	13,130	Jan. 11/00	525,462	525,462
			8,396	33,582	Jan. 15/03	154,654	618,580
David R. Jeffs	15,000	675,900	–	–	Jan. 30/98*	–	–
	7,020	238,399	–	–	Jan. 13/99	–	–
			78,760	19,690	Jan. 11/00	3,151,975	787,993
			60,000	40,000	Oct. 19/01	1,378,200	918,800
			10,448	41,791	Jan. 15/03	192,452	769,790
Richard P. Mavrinac	1,404	49,589	–	–	Jan. 13/99	–	–
	7,520	292,678	–	7,520	Jan. 11/00	–	300,950
	9,328	161,560	–	37,314	Jan. 15/03	–	687,323

(1) Common Shares of the Corporation

(2) Pretax value accrued since date option granted to date of exercise

* Plan expired January 30, 2005

Subsequent to year-end Messrs. Lederer, Bragg and Jeffs exercised options for 41,200, 26,260 and 98,450 Common Shares respectively under the Option Plan. In addition, Messrs. Lederer and Jeffs acquired 25,000 and 15,000 Common Shares respectively.

Equity Compensation Plans as at January 1, 2005

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights $	Number of securities remaining available for future issuance under equity compensation plans
Stock Option Plan	4,365,958	45.04	3,817,239

Indebtedness of Directors, Executive Officers and Employees

As at March 8, 2005, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) to the Corporation or any of its subsidiaries of any directors, executive officers, or employees or former directors, executive officers, or employees of the Corporation or any of its subsidiaries.

Pension Plan and Long Service Executive Arrangements

Senior employees of the Corporation, including the Named Executive Officers, participate on a non-contributory basis, in the Corporation's Designated Executive Pension Plan. The annual pension payable under the

SECTION 4

Executive Compensation (continued)

Corporation's Pension Plan are capped at $2,000 per year of service. The amount of pension expected at various salary rates and years of service are set out in the following table.

Pension Plan Table

Annual Base Salary	Years of Service				
$ (000's)	15	20	25	30	35
75	22,500	30,000	37,500	45,000	52,500
100	30,000	40,000	50,000	60,000	70,000
125 and above	30,000	40,000	50,000	60,000	70,000

The Corporation has entered into individual retirement agreements to provide non-registered, unfunded supplemental retirement allowances ("SERP") to certain senior employees, including the Named Executive Officers.

Messrs. Weston, Lederer, Bragg, Jeffs and Mavrinac have 32.0, 27.3, 21.8, 26.6 and 22.6 years of service, respectively. Under the terms of the existing retirement agreements, and based on fiscal 2004 compensation, estimated annual pension benefits payable at normal retirement age are as follows: $500,000, $500,000, $200,000, $300,000 and $250,000 respectively.

The cost of the estimated future SERP benefits for each of the Named Executive Officers is calculated each year by the Corporation's independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 11 of the 2004 consolidated financial statements of the Corporation.

Name	Accrued obligation at January 1, 2005 $	Fiscal 2004 pension expense related to service and compensation $
W. Galen Weston(1)	3,146,408	334,800
John A. Lederer	3,692,600	355,300
David.K. Bragg	1,312,700	130,600
David J. Jeffs	1,395,000	139,000
Richard P. Mavrinac(2)	1,489,300	146,200

(1) Mr. Weston participates in the executive pension plan of George Weston Limited. For purposes of this calculation only, Mr. Weston is presumed to receive a pension of $500,000 per annum at age 70.

(2) A portion of the accrued obligation and pension expense for Mr. Mavrinac is allocated to George Weston Limited.

SECTION 5

Corporate Governance

Statement of Corporate Governance Practices

The Corporation's Board and management believe that sound corporate governance practices will contribute to the effective management of the Corporation and its achievement of strategic and operational plans, goals and objectives. The Corporation seeks to attain high standards of corporate governance and believes that it has adopted "best practices" in developing its approach to corporate governance.

The Corporation's approach to corporate governance meets the Guidelines for Corporate Governance adopted by the TSX (the "TSX Guidelines"). A report with specific reference to each of the TSX Guidelines is attached as Schedule A. In addition, the Governance Committee has been reviewing its approach to corporate governance in light of proposed National Policy 58-201 — Corporate Governance Guidelines and proposed National Instrument 58-101, Disclosure of Corporate Governance Practices (the "Proposals"). The Board believes its practices are substantially in compliance with the Proposals. Once the Proposals are adopted in final form, the Governance Committee will review its corporate governance practices and consider any changes necessary to maintain the Corporation's high standards of corporate governance.

Additional information about the Corporation's system of governance can be found on pages 18 and 19 of its Annual Report. The Corporation's website www.loblaw.com sets out additional governance information, including the Code of Business Conduct, the Mandates of the Board and its Committees, together with this Statement of Corporate Governance Practices and the report attached as Schedule "A".

Director Independence

The Governance Committee has reviewed each proposed director's factual circumstances and relationships with the Corporation to determine whether he or she is related or unrelated within the meaning of the TSX Guidelines and independent within the meaning of the Proposals. The Governance Committee has concluded that the following directors standing for re-election are independent: Anthony S. Fell, Thomas C. O'Neill, G. Joseph Reddington, T. Iain Ronald and Joseph H. Wright. The Governance Committee has determined that the following proposed nominees standing for election for the first time are independent: Mr. Paul Beeston and Ms. Nancy Lockhart. Accordingly, if all the nominees proposed for election at the Meeting are elected, a majority of the Board would be comprised of directors who are independent. The Governance Committee believes this reflects the interest of all shareholders.

The Corporation is controlled by W. Galen Weston, who owns or controls approximately 63% of the total outstanding Common Shares of the Corporation and is a "significant shareholder" within the meaning of the TSX Guidelines. Mr. Weston has a significant common interest with other shareholders with respect to value creation, the well being of the Corporation, and the performance of its publicly listed securities. In addition, Messrs. Dart and Graham are executive officers of Wittington Investments, Limited and Mrs. Dalglish is a relative of Mr. Weston and they are therefore not considered independent. Mr. Michaud is the Chairman of Provigo Inc., a subsidiary of the Corporation and Mr. Lederer is the President of the Corporation and they are therefore not considered independent.

For purposes of the TSX Guidelines, all of the directors who have been determined by the Board to be independent would also qualify as "unrelated".

SECTION 5

Corporate Governance (continued)

Board Responsibilities and Duties

The Board, directly and through its Committees, supervises the management of the business and affairs of the Corporation with the goal of enhancing long-term shareholder value. A copy of the Board's written mandate is available on the Corporation's website www.loblaw.com. The Board reviews the Corporation's direction, assigns responsibility to management for achievement of that direction, develops and approves major policy decisions, delegates to management the authority and responsibility in day-to-day affairs and reviews management's performance and effectiveness. The Board's expectations of management are communicated to management directly and through Committees of the Board.

The Board approves the Corporation's corporate goals and objectives, operating budgets and strategies, which take into account the opportunities and risks of the business. Members of the Board attend an annual all-day strategy session with management to discuss and review the Corporation's strategic plans and opportunities. Each division presents a complete review of its activities and its outlook and strategies for the long term. In addition, management's strengths and weaknesses are discussed. Through the Audit Committee, the Board oversees the Corporation's risk management framework and assesses and evaluates the integrity of the Corporation's internal control over financial reporting and management information systems. Through the Governance Committee, the Board oversees succession planning and compensation for senior management as well as Board nominees.

At each Board meeting the Board meets without management present to ensure that the Board is able to discharge its responsibilities independently of management. In addition, the lead director chairs regular sessions attended by the independent directors. Individual directors may, with the approval of the Chairman of the Governance Committee who is the lead director, retain an outside advisor at the expense of the Corporation.

The Governance Committee has implemented and reviews from time to time, a process to annually assess the performance and effectiveness of the Board and Committees. This process may include questionnaires completed by each of the directors addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure and governance issues.

The Board requires that management seek directors' review and approval of:

- strategic corporate direction and corporate performance objectives;
- multi-year and annual business, capital and operating plans and budgets;
- material capital expenditures, acquisitions, divestitures and restructurings; and
- investment outside of the ordinary course of business.

These matters are in addition to those matters which are required by law to receive Board consideration and approval.

The Board regularly receives reports on the operating results of the Corporation, as well as timely reports on certain non-operational matters, including insurance, pensions, corporate governance, health and safety and treasury matters.

The Chairman directs the operations of the Board. He is responsible for establishing the agenda for meetings and ensuring that the Board has sufficient resources and information to make decisions in the best interests of all shareholders. The lead director chairs meetings of the independent directors, consults with the Chairman of the Board on the effectiveness of Committees, ensures that independent directors have adequate opportunity to

discuss issues without management present, ensures that the Board's agenda will enable it to successfully carry out its duties and acts in other circumstances where required or appropriate.

Code of Business Conduct

The Corporation's Code of Business Conduct (the "Code"), its written code of business conduct and ethics, sets out the Corporation's long-standing commitment of requiring adherence to high standards of ethical conduct and business practices. All directors, officers and employees of the Corporation are required to comply with the Code. The Code is available on the Corporation's website under "Privacy/Legal". The Audit Committee receives regular compliance reports with respect to the Code.

Disclosure Controls and Procedures

The Board has reviewed and adopted a corporate Disclosure Policy to deal with the timely dissemination of all material information. A copy of the Disclosure Policy is available on the Corporation's website. The Disclosure Policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The Board, directly and through its Committees, reviews and approves the contents of major disclosure documents, including unaudited interim and audited consolidated financial statements, the Annual Report, the Annual Information Form, Management's Discussion and Analysis and this Circular. The Corporation seeks to communicate to its shareholders though these channels as well as by means of news releases, its website and investor relations meetings.

A Disclosure Committee comprised of senior management of the Corporation supervises the Corporation's disclosure process as outlined in the Disclosure Policy. The Disclosure Committee's mandate includes ensuring that effective controls and procedures are in place to allow the Corporation to satisfy all of its continuous disclosure obligations including the certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Corporation's Disclosure Policy are in compliance with regulatory requirements.

Board Committees

There are 5 Committees of the Board: Audit; Governance, Employee Development, Nominating and Compensation; Pension and Benefits; Environmental, Health and Safety and Executive.

All Committees are comprised solely of non-management directors, in each case, with a majority of members being independent directors except for the Executive Committee. The Board believes that the composition of its Committees allows them to operate independently from management such that shareholders' interests are protected.

Each Committee has a formal mandate established by the Board, which is reviewed annually. Copies of the Committees' mandates are available on the Corporation's website.

Every year, the Governance Committee undertakes a review process to assess the performance of the Board and its Committees and each Board member evaluates the Board's and each Committee's performance. The resulting data is presented to and reviewed by the Governance Committee. The Governance Committee also reviews the

experience and performance of nominees proposed for election to the Board and the appointment of directors to Committees.

The following is a brief summary of some of the responsibilities of each Committee:

Audit Committee

The Audit Committee, whose members are all independent and financially literate as required under applicable rules, is responsible for supporting the Board in overseeing the integrity of the Corporation's financial reporting and internal controls over financial reporting, disclosure controls, internal audit function and its compliance with legal and regulatory requirements. The Audit Committee's responsibilities include:

- recommending the appointment of the external auditor;
- reviewing the arrangements for and scope of the audit by the external auditor;
- reviewing the independence of the external auditor;
- considering and evaluating with management the adequacy and effectiveness of the internal controls over financial reporting and financial disclosure controls and reviewing any proposed corrective actions;
- reviewing and monitoring the Corporation's policies relating to ethics and conflicts of interests;
- overseeing procedures for the receipt, retention and follow up of complaints regarding the Corporation's accounting, internal controls and auditing matters and the confidential anonymous submission by employees of concerns regarding such matters;
- reviewing and monitoring the internal audit function of the Corporation;
- reviewing the integrity of the Corporation's management and information systems;
- reviewing and approving the audit fees paid to the external auditor and pre-approval of non-audit related fees to the external auditor;
- discussing and reviewing with management and the external auditor the Corporation's annual and interim consolidated financial statements, key reporting matters and Management's Discussion and Analysis and Annual Information Form;
- *reviewing disclosure containing financial information based on the Corporation's financial statements; and*
- identifying and reviewing the principle risks of the Corporation's business and the systems implemented to manage these risks.

Governance, Employee Development, Nominating and Compensation Committee

The Governance Committee is responsible for developing and maintaining governance practices consistent with high standards of corporate governance. As part of its mandate, the Governance Committee identifies and recommends candidates for nomination to the Board as directors, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board and its Committees as well as the performance of individual directors and discharging the Board's responsibilities relating to compensation and

SECTION 5

Corporate Governance (continued)

succession planning for the Corporation's senior employees. The Governance Committee's specific responsibilities include:

- identifying candidates for membership on the Board and evaluating the independence of the directors;
- assisting in directors' orientation and assessing their performance on an on-going basis;
- shaping the Corporation's approach to corporate governance and recommending to the Board corporate governance principles to be followed by the Corporation; and
- discharging the Board's responsibilities relating to compensation and succession planning for the Corporation's senior employees.

The Board appointed the Chairman of the Governance Committee who is an independent director, to serve as Lead Director.

Pension and Benefits Committee
The Pension and Benefits Committee is responsible for:

- reviewing the performance of the Corporation's and its subsidiaries' pension plans and pension funds;
- reviewing and recommending managers for the fund's portfolio;
- reviewing the performance of pension fund managers;
- reviewing and approving the assumptions used, the funded status and amendments to the Corporation's and its subsidiaries' pension plans; and
- receiving reports regarding level, types and costs of the Corporation's employee benefit plans.

Environmental, Health and Safety Committee
The Environmental, Health and Safety Committee is responsible for reviewing and monitoring environmental, food safety and workplace health and safety policies, procedures, practices and compliance.

Executive Committee
The Executive Committee possesses all of the powers of the Board except the power to declare common dividends and certain other powers specifically reserved by applicable law to the Board. The Executive Committee acts only when it is not practicable for the full Board to meet.

SECTION 6

Other Information

Director and Officer Liability Insurance

The Corporation maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their positions. The Corporation believes that coverage limits and deductibles are in line with those maintained by other corporations similar to the Corporation. The Corporation's annual insurance premium is $550,524. The insurance limit is $100 million per annum on an aggregate basis or per occurrence basis. There is no deductible in the case of directors and officers and up to a maximum of $1 million deductible for the Corporation.

Additional Information

Additional copies of the Corporation's latest annual information form (together with the documents or pertinent pages of documents incorporated by reference), the Corporation's consolidated financial statements for 2004 together with the report of the auditor on those statements along with the MD&A and any financial statements for periods after 2004 and this Circular can be obtained upon request from the Senior Vice President, Investor Relations and Public Affairs of the Corporation at 22 St. Clair Avenue East, Suite 1800, Toronto, Ontario M4T 2S8. Additional information about or relating to the Corporation can also be found at www.loblaw.com and www.sedar.com or through dialing in for regularly scheduled conference calls. Additional information with regard to George Weston Limited can be found at www.weston.ca and www.sedar.com.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Lead Director by writing to:

Lead Director
Loblaw Companies Limited, Suite 2001
22 St. Clair Avenue East
Toronto, Ontario M4T 2S7

Directors' Approval

The contents and sending of this Circular have been approved by the Board.



Robert A. Balcom
Senior Vice President, Secretary
and General Counsel

Dated in Toronto, Canada March 8, 2005

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines)

Extensive regulatory changes have come into effect and further changes have been proposed with respect to governance matters. The Corporation has revised its governance practices as these regulatory changes have come into effect and will continue to monitor the proposed changes and consider amendments to its governance practices as appropriate.

The Corporation's governance practices are consistent with the TSX Guidelines and the Proposals. A comparison of the Corporation's governance practices with the TSX Guidelines is set out below.

Throughout this schedule, references to documents and information available on the Corporation's website can be found at www.loblaw.com.

Summary of TSX Guidelines	Corporation's Governance Practices
1. The board should explicitly assume responsibility for stewardship of the corporation and specifically for:	The Board of Directors (the "Board") either directly or through Board Committees is responsible for management or supervision of management of the Corporation's business and affairs with the objective of enhancing long-term shareholder value. The roles and responsibilities of the Board and each of its Committees are set out in formal written mandates, the full text of which can be found on the Corporation's website. These mandates are reviewed annually to ensure they reflect best practices as well as any applicable regulatory requirements. A report on the activities of each Committee is included on page 28 and 29 of this Management Proxy Circular. The Board's mandate defines its role and responsibilities. The Board makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management's performance and effectiveness. The Corporation's comprehensive Code of Business Conduct provides a framework for all directors, officers and employees on the conduct and ethical decision making integral to their work. The Code of Business Conduct is available on the Corporation's website.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
(a) adoption of a strategic planning process;	The Board reviews and approves annually the Corporation's strategic plans and receives regular updates at Board meetings. In addition to addressing key initiatives these plans include details of opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups of the Corporation. In addition to regular updates, an annual day-long strategy meeting is held with senior management to discuss and review strategic plans enabling the Directors to gain a fuller appreciation of planning priorities and the progress being made in relation to the strategic plan throughout the year. Directors have an opportunity to give constructive feedback on strategic plans to management.
(b) identification of the principal risks of the corporation's business and ensuring implementation of appropriate systems to manage those risks;	The Board, through its Audit Committee, reviews the principal risks of the Corporation's businesses and ensures that risk management systems are implemented and are effectively managed. The Audit Committee reviews risk management policies and processes with internal and external auditors. The Audit Committee reviews reports from the internal audit group and reviews internal controls and risk management policies and processes.
(c) succession planning, including appointing, training and monitoring senior management;	The Governance, Employee Development, Nominating and Compensation Committee (the "Governance Committee") reviews succession planning for senior management and makes recommendations to the Board. The Governance Committee on behalf of the Board, and when necessary with the Board, reviews succession plans for senior management.
(d) communications policy; and	The Board has reviewed and adopted a corporate Disclosure Policy, covering the timely dissemination of all material information. The Disclosure Policy which is reviewed annually establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure ensuring wide dissemination and the Board directly and through its Committees, reviews and approves the contents of major disclosure documents, including the Annual Report, the Annual Information Form, Management's Discussion and Analysis and this Management Proxy Circular. The Corporation seeks to communicate to its shareholders though these channels as well as by means of news releases, its website and investor relations meetings.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
	• An investor relations group is responsible for maintaining communications with the investing public in accordance with policies and procedures and legal disclosure requirements; • The Chairman, President, the Executive Vice President and other senior executives meet periodically with financial analysts and institutional investors; • Investor relations' staff are available to shareholders by telephone and fax and through the investor relations web site at www.loblaw.com; and
(e) integrity of internal control and management information systems.	The Audit Committee requires management to implement and maintain appropriate systems of internal control and information systems. The internal audit group reports at least quarterly to the Audit Committee on the quality of the internal control processes. The Audit Committee meets regularly with the internal auditor and the external auditor and management to assess the adequacy and effectiveness of these systems.
2. a majority of directors should be "unrelated"	Based on information provided by the directors as to their individual circumstances 7 of the 13 proposed directors are unrelated pursuant to the TSX Guidelines. The Corporation is controlled by W. Galen Weston who beneficially owns approximately 63% of the total outstanding Common Shares of the Corporation and is a "significant shareholder" within the meaning of the TSX Guidelines. Mr. Weston has a significant common interest with other shareholders with respect to value creation, the well being of the Corporation and the performance of its publicly listed securities. The 7 nominee directors who are unrelated do not have interests in or relationships with either the Corporation or the significant shareholder. The Board believes its composition fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
3. The board has the responsibility for applying the definition of "unrelated" and independent director to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors. Under the TSX Guidelines, an "unrelated director" is a director who is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation other than interests or relationships arising from shareholdings.	Of the 6 related directors: • Mr. Weston is a related director because he is Chairman of the Corporation; • Messrs. Dart and Graham are related directors because they are executive officers of Wittington Investments, Limited the company through with Mr. Weston holds a controlling ownership interest in the Corporation's parent; • Mrs. Dalglish is a related director because she is a relative of Mr. Weston; • Mr. Lederer is a related director because he is President of the Corporation; and • Mr. Michaud is a related director because of his management position with a subsidiary of the Corporation.
4. The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Governance Committee, composed exclusively of non-management directors all of whom are unrelated and independent except Mr. Graham, is responsible for identifying and recommending to the Board suitable director candidates. The Governance Committee determines what competencies, skills and personal qualities it should seek in new Board members and periodically retains outside consultants to conduct searches for appropriate nominees. The responsibilities of the Governance Committee are summarized under the heading "Statement of Corporate Governance Practices" in this Management Proxy Circular.
5. The board should implement a process to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Each year, the Governance Committee undertakes a review process to assess the performance and effectiveness of the Board and its Committees. The process covers the operation of the Board and its Committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, effectiveness of the Lead Director, and any other issues a director may wish to discuss. Each year the Governance Committee assesses the performance of the Chairman and the President and reviews the results with the Board.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
6. The board should establish an orientation and education program for new directors.	The Governance Committee is responsible for the orientation and education of new directors about the business of the Corporation. New directors are provided with a Directors' handbook containing details of the Corporation's operations, the structure of the Board and its Committees, the Board's Mandate, compliance requirements for directors, corporate policies, as well as agendas and minutes for recent Board and Committee meetings. One-on-one meetings can be arranged with the heads of each of the Corporation's principal business groups for a new director to learn about the various functions and activities of the Corporation. On an ongoing basis, as part of regular Board meetings, directors are given presentations on various aspects of the Corporation's operations.
7. The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	At the Annual Meeting on May 4, 2005, 13 directors will stand for election for a one-year period. The matter of Board size is considered formally on an ongoing basis by the Governance Committee. The Board is of the view that its current membership has the necessary breadth and diversity of experience and is of an appropriate size to provide for effective decision-making and staffing of Committees and to address succession planning requirements.
8. The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.	The Governance Committee annually reviews directors' compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors' compensation are disclosed on page 12. The Board continues to require a director to hold the equivalent of $250,000 in either Common Shares or Deferred Share Units and until such time as this threshold is achieved, directors are required to take all or part of their remuneration in the form of Deferred Share Units. Current shareholdings of directors are shown as part of Election of Directors on pages 5 through 10.
9. Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.	Each Committee, except the Executive Committee, is composed solely of non-management directors, a majority of whom are unrelated and independent.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
10. The board should assume responsibility for, or assign to a committee of directors, responsibility for developing the corporation's approach to corporate governance matters.	The Governance Committee monitors best practices for governance and annually reviews the Corporation's governance practices to ensure that the Corporation continues to exemplify high standards of corporate governance. The Governance Committee recently completed a review of all Committee mandates to ensure that they meet all applicable regulatory requirements as well as best practices. The full text of the revised mandates can be found on the Corporation's website. The Governance Committee is also responsible for the Corporation's disclosure with respect to the TSX Guidelines.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO including the definition of the limits to management's responsibilities. The board should approve or develop the corporate objectives for which the CEO is responsible.	The Board's Mandate defines the role and responsibility of the Board and sets out those matters requiring Board approval and those of which the Board must be advised following action by management. Following an annual review by the Governance Committee, the Board considers any amendments to its Mandate. The position descriptions of the Chairman and the President are the responsibility of the Governance Committee. The Governance Committee, reviews and approves corporate objectives that the President is responsible for meeting each year consistent with the Corporation's strategic objectives. The Governance Committee also conducts the annual assessment of the Chief Executive Officer's performance in relation to those objectives and reports the results of the assessment to the Board.
12. The board should implement structures and procedures so that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present and may involve assigning responsibility for administering the board's relationship to management to a committee of the board.	The Board has adopted the practice of having a lead director and appointed the Chair of the Governance Committee to this role. The lead director provides leadership to the Board. He ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the lead director meets annually with non-management directors to obtain insight as to areas where the Board and its Committees could be operating more effectively. Periodically at Board meetings a session is held at which only non-management directors are present. It is also the practice of each Board Committee to meet without management present during the course of its meetings.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
13. The audit committee should be composed entirely of non-management directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and the external auditor to discuss and review specific issues as appropriate. The audit committee's duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee is composed entirely of independent directors who are financially literate as required by applicable rules. The role and responsibilities of the Audit Committee are set out in the Audit Committee's Mandate, which was reviewed and updated in 2004 to ensure compliance with applicable regulatory requirements as well as best practices in today's governance environment. The Audit Committee Mandate is reviewed by the Audit Committee and the Board at least annually, as are all other committee mandates. At each meeting of the Audit Committee, members of the Audit Committee meet separately (without management present) with the internal and external auditor to review specific issues. As outlined in its Mandate, the Audit Committee requires management to implement and maintain appropriate internal controls. Annually the Audit Committee reviews and approves the internal control policy and corporate audit plan. The Audit Committee meets quarterly with the internal auditor and management on matters of internal control. The Audit Committee pre-approves all non-audit fees paid to the external auditor. The Audit Committee is also responsible for reviewing with the external auditor any audit problems or difficulties with management's response. The Audit Committee reviews: • the annual consolidated financial statements and unaudited interim consolidated financial statements, the Annual Information Form and Management's Discussion and Analysis; • prospectuses relating to the issuance of securities by the Corporation; • all press releases containing financial information based upon the Corporation's consolidated financial statements and all other financial statements that require approval by the Board; and • any significant issues reported to management by the auditor and management's responses to any such reports.

SCHEDULE A

Corporate Governance Practices — (TSX Guidelines) (continued)

Summary of TSX Guidelines	Corporation's Governance Practices
14. The board should implement a system to enable an individual director to engage an outside advisor, at the corporation's expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Individual directors may, with the approval of the lead director, engage outside advisors at the expense of the Corporation. The Governance Committee co-ordinates such requests. There were no requests to hire outside advisors during fiscal 2004. In addition, Committees are entitled to engage outside advisors to assist them in fulfilling their committee duties and responsibilities as necessary. During the year 2004, the Governance Committee engaged an outside consultant to assist in the review of compensation levels and practices and to perform a corporate survey for use in determining senior management compensation.

Les Compagnies Loblaw limitée

Mars 2005

Madame, Monsieur, cher Actionnaire,

J'ai le plaisir de vous convoquer à notre assemblée annuelle des actionnaires qui aura lieu le mercredi 4 mai 2005, à 11 h (heure locale), dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255, rue Front Ouest, Toronto (Ontario). Vous trouverez ci-joint l'avis de convocation à l'assemblée annuelle et la documentation connexe.

Nous avons encore connu une année prospère et je suis toujours persuadé de l'orientation et du progrès de notre entreprise dans tous ses secteurs d'exploitation. Pour l'exercice 2005, j'anticipe une solide performance.

La présente circulaire de sollicitation de procurations par la direction décrit les questions à l'ordre du jour et d'autres sujets d'importance qui seront abordés à l'assemblée annuelle. Il est important que vous exerciez votre droit de vote soit en personne à l'assemblée, soit par voie de fondé de pouvoir en retournant votre formulaire de procuration dûment rempli. De plus amples renseignements concernant l'exercice du droit de vote figurent aux pages 1 à 4 de la circulaire de sollicitation de procurations par la direction.

Nous espérons que vous serez en mesure de vous joindre à nous en personne ou de suivre le déroulement de l'assemblée par le biais de notre webdiffusion qui sera offerte en direct sur le site web de la société au www.loblaw.com à la section *Investir*.

Veuillez agréer, Madame, Monsieur, cher Actionnaire, nos salutations distinguées.



W. Galen Weston
Le président du conseil

Les Compagnies Loblaw limitée

Avis de convocation à l'assemblée annuelle des actionnaires qui aura lieu le 4 mai 2005

L'assemblée annuelle des actionnaires de 2005 de Les Compagnies Loblaw limitée aura lieu le mercredi 4 mai 2005 à 11 h (heure locale) dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255, rue Front Ouest, Toronto (Ontario) M5V 2W6, aux fins suivantes :

1. la présentation des états financiers consolidés de la société pour l'exercice terminé le 1er janvier 2005 et du rapport du vérificateur y afférent;
2. l'élection des administrateurs;
3. la reconduction de KPMG s.r.l. dans ses fonctions de vérificateur; et
4. l'étude de toute autre question qui pourrait être dûment soumise à l'assemblée annuelle ou à toute reprise de celle-ci.

Le rapport annuel 2004, la circulaire de sollicitation de procurations par la direction et un formulaire de procuration sont joints au présent avis de convocation à l'assemblée annuelle.

Fait à Toronto (Ontario) ce 8e jour de mars 2005.

PAR ORDRE DU CONSEIL
D'ADMINISTRATION



Robert A. Balcom
Le vice-président principal, secrétaire et
chef du service juridique

Merci de noter que :

Les actionnaires peuvent exercer leur droit de vote soit en personne à l'assemblée annuelle, soit par l'intermédiaire d'un fondé de pouvoir. Tout actionnaire qui ne peut pas assister en personne à l'assemblée annuelle est prié de bien vouloir soit remplir, dater et signer le formulaire de procuration ci-joint et le retourner dans l'enveloppe fournie à cet effet à l'agent des transferts de la société, la Société de fiducie Computershare du Canada, soit exercer son droit de vote au moyen de l'Internet.

Pour assister à l'assemblée annuelle, tous les actionnaires et les invités devraient avoir en leur possession une pièce d'identité portant photo et une carte d'entrée, qui leur sera remise sur demande lorsqu'ils s'inscriront auprès de l'agent des transferts afin de pouvoir accéder à la salle où se déroule l'assemblée annuelle. Des mesures de sécurité seront en usage. Aucun appareil-photo, colis, paquet, sac à dos ou sac ne sera autorisé dans la salle de l'assemblée.

NOTA : Pour recevoir (ou continuer de recevoir) les résultats intermédiaires trimestriels et l'analyse intermédiaire par la direction par la poste en 2005, les actionnaires inscrits doivent cocher la case prévue au bas de leur formulaire de procuration, et les autres actionnaires doivent remplir et retourner le formulaire de demande de résultats intermédiaires ci-joint. **Faute de nous faire parvenir votre formulaire de demande, les rapports trimestriels ne vous seront pas envoyés.** Les résultats financiers sont annoncés par communiqué et les états financiers et l'analyse par la direction sont affichés sur le site web de Les Compagnies Loblaw limitée au www.loblaw.com.

Il arrive que plus d'un actionnaire réside à la même adresse. Certains foyers reçoivent donc plus d'un exemplaire des rapports annuels lors d'envois postaux aux actionnaires. Les actionnaires inscrits peuvent cesser de recevoir les rapports annuels qui contiennent les états financiers annuels et l'analyse annuelle par la direction en cochant la case « rapport annuel » au bas du formulaire de procuration. En ce faisant, vous ne recevrez pas de rapport annuel, par contre vous continuerez de recevoir la circulaire de sollicitation de procurations par la direction, le formulaire de procuration et autres envois postaux aux actionnaires. Les actionnaires inscrits qui n'auront pas coché la case continueront de recevoir le rapport annuel.

TABLE DES MATIÈRES

Page

SECTION 1

Renseignements sur le vote

À propos du présent document et de la documentation relative à la procuration sollicitée

Nous vous faisons parvenir la présente circulaire de sollicitation de procurations par la direction (la « circulaire ») et la documentation relative à la procuration dans le cadre de l'assemblée des actionnaires (l'« assemblée ») de la société Les Compagnies Loblaw limitée (la « société ») qui aura lieu le mercredi 4 mai 2005, à 11 h (heure locale) dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255, rue Front Ouest, Toronto (Ontario) M5V 2W6, ou à toute reprise de celle-ci.

La présente circulaire décrit les questions qui seront soumises au vote de l'assemblée et la procédure du vote et contient des renseignements sur la rémunération des dirigeants et les pratiques de la société en matière de gouvernance d'entreprise.

Merci de consulter la rubrique « Questions et réponses concernant le vote » ci-dessous pour connaître les modalités à suivre pour exercer votre droit de vote sur les questions à l'ordre du jour de l'assemblée, que vous décidiez ou non d'y être présent.

À moins d'indication contraire, le numéraire dans la présente circulaire est exprimé en dollars canadiens et tous les renseignements sont à jour en date du 8 mars 2005.

Questions et réponses concernant le vote

Quelles questions seront abordées lors de l'assemblée?

À l'assemblée, les actionnaires seront appelés à exercer leur droit de vote à l'égard de deux sujets : l'élection des administrateurs et la reconduction du vérificateur. À notre connaissance, aucune autre question ne sera soumise à l'assemblée. Toutefois, vous pourrez aussi exercer votre droit de vote sur toute autre question qui pourrait être dûment soumise à l'assemblée.

De plus, la direction de la société fera un compte-rendu des résultats de la société et répondra aux questions des actionnaires.

Qui peut voter?

Les porteurs d'actions ordinaires de la société (les « actions ordinaires ») à la fermeture des bureaux le 22 mars 2005 ont droit lors de l'assemblée à une voix par action ordinaire. En date du 8 mars 2005, 274 280 914 actions ordinaires de la société étaient émises et en circulation.

Comment s'y prendre pour voter?

- Si votre nom figure sur vos certificats d'actions, vous êtes un actionnaire inscrit et vous pouvez exercer votre droit de vote de l'une ou l'autre des façons suivantes :
  - en personne, à l'assemblée; ou
  - par voie de fondé de pouvoir en soumettant vos instructions relatives au vote par procuration conférant ainsi à une autre personne le pouvoir de voter pour votre compte.
- Si votre nom ne figure pas sur vos certificats d'actions, vous êtes un actionnaire non inscrit. Par exemple, vous êtes actionnaire non inscrit si vos actions sont détenues au nom d'un intermédiaire (comme une banque, une société de fiducie, un courtier en valeurs mobilières, un fiduciaire ou un dépositaire) ou au nom d'une agence de compensation (tel qu'ADP Investor Communication Services) dans laquelle participe

SECTION 1

Renseignements sur le vote (suite)

l'intermédiaire. Si vous êtes un actionnaire non inscrit, merci de consulter les renseignements ci-dessous décrivant les modalités d'exercice des droits de vote afférents à vos actions.

Comment faire pour exercer en personne mes droits de vote si je suis actionnaire inscrit?
Rien de spécial, il vous suffit d'assister à l'assemblée. Ne pas remplir ni retourner votre formulaire de procuration, car vous exercerez votre droit de vote en personne lors de l'assemblée. Lorsque vous arriverez à l'assemblée, vous devrez vous inscrire auprès de la Société de fiducie Computershare du Canada (« Computershare »), l'agent des transferts de la société. Si vous souhaitez exercer les droits de vote afférents à des actions inscrites au nom d'une société, pareille société doit soumettre une procuration en bonne et due forme à Computershare vous donnant le pouvoir d'exercer les droits de vote afférents à ces actions pour le compte de ladite société.

Comment faire pour exercer par voie de fondé de pouvoir mes droits de vote si je suis actionnaire inscrit?
Si vous ne pouvez pas assister à l'assemblée, il vous est possible par voie de fondé de pouvoir d'exercer votre droit de vote sur les questions devant être soumises à l'assemblée. Le vote par voie de fondé de pouvoir se fait de l'une ou l'autre des façons suivantes :

- Vous pouvez autoriser les représentants de la direction dont les noms figurent dans le formulaire de procuration ci-joint ou au moyen de l'Internet au www.computershare.com/ca/proxy à exercer les droits de vote afférents à vos actions. Si vous retournez la procuration par la poste, remplir le formulaire de procuration ci-joint en indiquant comment vous souhaitez que soient exercés les droits de vote afférents à vos actions. Il faut retourner le formulaire de procuration dûment signé et daté dans l'enveloppe fournie à cet effet. L'adresse de Computershare pour réceptionner les procurations est le 100, avenue University, 9e étage, Toronto (Ontario) M5J 2Y1.
- Vous pouvez nommer une autre personne pour agir en votre nom à l'assemblée et exercer les droits de vote afférents à vos actions. Si vous choisissez cette option, inscrire le nom de la personne qui agira en votre nom dans l'espace prévu au verso du formulaire de procuration ci-joint et vous pouvez indiquer la façon dont vous souhaitez que votre fondé de pouvoir exerce les droits de vote afférents à vos actions. Si vous retournez le formulaire de procuration par la poste, merci d'utiliser l'enveloppe fournie à cet effet mentionnée ci-dessus. Vous pouvez nommer la personne de votre choix comme fondé de pouvoir; et celle-ci n'a pas à être aussi actionnaire. Pour que vos voix soient comptées, la personne que vous nommez devra assister à l'assemblée et exercer en votre nom vos droits de vote. Lorsque les fondés de pouvoir arrivent à l'assemblée, ils doivent s'enregistrer auprès des représentants de Computershare.

Merci de noter que votre procuration ou vos instructions relatives au vote doivent être reçues en tout temps avant 17 heures (heure locale) le 2 mai 2005 ou avant toute reprise de l'assemblée à laquelle la procuration doit être utilisée.

SECTION 1

Renseignements sur le vote (suite)

Comment faire pour exercer les droits de vote afférents à mes actions si je suis actionnaire non inscrit?
Vous pouvez exercer les droits de vote à l'égard de vos actions de deux façons :

- *En personne.* Si vous souhaitez assister à l'assemblée et exercer en personne vos droits de vote, vous devriez prendre l'une ou l'autre des mesures suivantes :
  - Si vous avez reçu de la part de votre intermédiaire un formulaire de procuration, inscrivez votre nom dans l'espace prévu à cet effet dans le formulaire de procuration afin que vous soyez nommé fondé de pouvoir. Si l'intermédiaire n'a pas signé le formulaire, vous devez le signer et le dater. Suivre méticuleusement les consignes de retour du formulaire de procuration données par votre intermédiaire. Ne pas remplir le reste du formulaire puisque vous exercerez votre droit de vote en personne à l'assemblée; ou
  - Si vous avez reçu de la part de votre intermédiaire un formulaire pour instructions relatives au vote, suivre méticuleusement les consignes de votre intermédiaire pour remplir le formulaire.
- *Par procuration.* Si vous ne pouvez pas assister à l'assemblée, vous devriez prendre l'une ou l'autre des mesures suivantes :
  - Si vous avez reçu de la part de votre intermédiaire un formulaire de procuration, vous pouvez exercer vos droits de vote en donnant aux représentants de la direction dont les noms figurent sur le formulaire le pouvoir d'exercer les droits de vote afférents à vos actions. Dans ce cas, il vous est possible d'indiquer sur le formulaire la façon dont vous voulez que soient exercés les droits de vote afférents à vos actions. Si l'intermédiaire n'a pas signé le formulaire de procuration, vous devez le signer et le dater. Le formulaire de procuration dûment rempli doit être retourné selon les consignes données sur le formulaire. Une autre option consiste à nommer une personne de votre choix pour agir à l'assemblée en votre nom et exercer les droits de vote afférents à vos actions. Pour ce faire, vous pouvez inscrire en caractères d'imprimerie le nom de la personne dans l'espace prévu à cette fin sur le formulaire et indiquer la façon dont vous voulez que soient exercés les droits de vote afférents à vos actions. La personne que vous choisissez comme fondé de pouvoir n'a pas à être aussi actionnaire. La personne dont le nom est inscrit sur le formulaire doit assister à l'assemblée et exercer les droits de vote pour votre compte afin que vos votes soient comptés; ou
  - Si vous avez reçu de la part de votre intermédiaire un formulaire pour instructions relatives au vote, suivre méticuleusement les consignes de votre intermédiaire pour remplir le formulaire.

Si je nomme un fondé de pouvoir, de quelle façon seront exercés les droits de vote rattachés à mes actions?
Votre fondé de pouvoir doit exercer les droits de vote rattachés à vos actions selon vos instructions si vous avez rempli et signé correctement le formulaire de procuration ci-joint et l'avez bien remis à Computershare.

Si vous n'avez pas donné d'instructions précises sur la façon d'exercer le droit de vote sur une question en particulier, votre fondé de pouvoir peut exercer les droits de vote rattachés à vos actions de la façon qu'il ou elle juge approprié. Si vous avez nommé à titre de fondé de pouvoir les représentants de la direction dont le nom figure sur le formulaire de procuration ci-joint et que vous n'avez pas précisé la façon dont vous voulez que soient exercés les droits de vote, les droits de vote rattachés à vos actions seront exercés comme suit :

- **POUR l'élection des administrateurs; et**
- **POUR la reconduction du vérificateur.**

SECTION 1

Renseignements sur le vote (suite)

Qu'arrive-t-il si des modifications sont apportées à ces questions ou si de nouvelles questions sont dûment soumises à l'assemblée?

Votre fondé de pouvoir aura un pouvoir discrétionnaire d'exercer les droits de vote rattachés à vos actions comme il ou elle le juge approprié. En date de la présente circulaire, la direction n'a connaissance d'aucune pareille modification ou autre question devant être soumise à l'assemblée.

Si je change d'avis, comment faire pour révoquer ma procuration ou les instructions que j'ai données relatives au vote?

Si vous êtes actionnaire inscrit et que vous avez retourné un formulaire de procuration ou donné des instructions relatives au vote, vous pouvez les révoquer de l'une ou l'autre des façons suivantes :

- En remplissant, signant et faisant parvenir à Computershare un formulaire de procuration qui porte une date subséquente à celle indiquée dans le formulaire initial de procuration que vous avez auparavant retourné; ou
- en faisant parvenir un avis de révocation écrit signé par vous ou par votre mandataire dûment autorisé par écrit à ce faire :
  - au bureau de Computershare en tout temps jusqu'à la fermeture des bureaux le 2 mai 2005 ou, si l'assemblée est reprise, en tout temps avant 17 heures (heure normale de l'Est) jusqu'à l'avant-dernier jour ouvrable précédant toute reprise de celle-ci; ou
  - en personne auprès du secrétaire de l'assemblée avant que l'assemblée ne débute; ou
- de toute autre façon permise par la loi.

Quel est le nombre de votes requis pour approbation?

Pour être adopté, chacun des points mentionnés dans l'avis de convocation à l'assemblée annuelle joint à la présente circulaire doit être approuvé par une majorité des voix exprimées en personne ou par procuration.

Qui me sollicite une procuration?

La direction de la société sollicite votre procuration en vue de son utilisation à l'assemblée et à toute reprise de celle-ci. La sollicitation de procurations se fait essentiellement par la poste toutefois, les salariés de la société peuvent aussi solliciter des procurations autrement que par la poste. Les frais de ladite sollicitation sont pris en charge par la société.

Le caractère confidentiel de mon vote est-il préservé?

Oui. Afin de préserver le caractère confidentiel des votes individuels des actionnaires, c'est Computershare qui effectue le dépouillement des procurations et la mise en tableau des résultats. Cette tâche est accomplie indépendamment de la société. Les procurations ne sont présentées à la société que si un actionnaire a clairement l'intention de faire connaître son opinion à la direction ou lorsqu'il est nécessaire d'agir ainsi pour respecter les exigences du droit applicable.

Actionnaire contrôlant

M. W. Galen Weston détient en propriété réelle directement et indirectement par l'entremise de sociétés qu'il contrôle, incluant George Weston limitée (la société mère de la société), Distribution alimentaire Weston Inc. et Weston Holdings Limited, un total de 173 316 835 actions ordinaires, soit 63,18 % des actions ordinaires comportant droit de vote en circulation de la société. M. W. Galen Weston détient en propriété réelle directement et indirectement par l'entremise de Wittington Investments, Limited et de sociétés du groupe 80 684 148 actions ordinaires, soit 62,53 % des actions comportant droit de vote en circulation de George Weston limitée.

SECTION 2

Questions à l'ordre du jour

États financiers et rapport du vérificateur

Les états financiers consolidés de la société pour l'exercice terminé le 1er janvier 2005 ainsi que le rapport du vérificateur s'y rapportant figurent dans le rapport annuel 2004, lequel a été envoyé par la poste aux actionnaires avec la présente circulaire.

Élection des administrateurs

Le 8 mars 2005, le conseil d'administration de la société (le « conseil d'administration »), conformément aux règlements de la société, a décidé que le nombre de membres du conseil d'administration à élire lors de l'assemblée serait de 13. Les personnes nommées dans le tableau ci-dessous sont proposées comme candidats aux postes d'administrateur de la société. À l'exception de M. Paul Beeston et de Mme Nancy Lockhart, ces personnes sont toutes présentement membres du conseil d'administration de la société et les candidats proposés ont établi leur admissibilité et sont disposés à servir à titre d'administrateur. De l'avis de la direction, aucun des candidats ne devrait être empêché d'occuper le poste d'administrateur, mais si une telle situation se présentait pour une raison ou une autre avant l'assemblée, **les personnes nommées dans le formulaire de procuration ci-joint pourraient voter pour un autre candidat de leur choix.** Chaque administrateur sera élu pour demeurer en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que l'administrateur démissionne ou qu'un successeur soit élu ou nommé.

Dans les pages qui suivent, se trouvent le nom des candidats proposés pour élection aux postes d'administrateurs ainsi que leur âge, municipalité et lieu de résidence, l'année de leurs élection ou nomination initiales au conseil d'administration (si pertinent), leur principale occupation, les principaux autres postes d'administrateurs qu'ils occupent et les comités dont ils sont membres. Il est aussi indiqué pour chacune des personnes proposées aux postes d'administrateur le nombre d'actions ordinaires dont il ou elle est propriétaire réel ou sur lesquelles il ou elle exerce un contrôle ou a la haute main ainsi que le nombre d'autres titres de la société et de George Weston limitée détenus par lui ou elle en date du 8 mars 2005.



Paul Beeston, O.C., FCA; 59 ans
Toronto (Ontario)

M. Beeston (administrateur de sociétés) était auparavant président et chef de la direction de la Major League Baseball ainsi que président de l'équipe de baseball Toronto Blue Jays. Il détient un diplôme B.A. de la University of Western Ontario. M. Beeston est comptable agréé.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :

- Candidat au poste d'administrateur, considéré comme indépendant

SECTION 2

Questions à l'ordre du jour (suite)



Camilla Dalglish, 67 ans
Toronto (Ontario)

Actions ordinaires : 800
Unité d'actions différées : 3 979
Titres de George Weston limitée :
310 560(i), 20 000(ii), 40 000(iii)

Mme Dalglish (administratrice de sociétés) est administratrice de la Fondation W. Garfield Weston et de la Société canadienne pour la conservation de la nature.

Mme Dalglish était auparavant présidente du Civic Garden Centre et membre du conseil d'administration des Jardins botaniques royaux. Elle détient un diplôme B.A. de l'université McGill.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :

- Administratrice depuis 1991
- Administratrice non indépendante, a un lien de parenté avec M. W. Galen Weston
- Membre du comité de l'environnement et de la santé et sécurité
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat



Robert J. Dart, FCA; 66 ans
Toronto (Ontario)

Actions ordinaires : 5 000
Titres de George Weston limitée :
28 000(i), 2 000(ii), 4 000(iii)

M. Dart est vice-président du conseil de Wittington Investments, Limited (une société du groupe de la société; et une société de placements), dont il a été président.

M. Dart était auparavant associé principal en fiscalité de Price Waterhouse Canada. Il détient un diplôme B. Comm. de l'Université de Toronto. M. Dart est comptable agréé.

M. Dart est également administrateur de George Weston limitée, de Holt, Renfrew & Cie, Limitée et de Brown Thomas Group Limited.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :

- Administrateur depuis 1994
- Administrateur non indépendant, cadre supérieur de Wittington Investments, Limited
- Membre du comité de retraite et des avantages sociaux
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat

SECTION 2

Questions à l'ordre du jour (suite)



Anthony S. Fell, O.C.; 66 ans
Toronto (Ontario)

Actions ordinaires : 20 000
Unités d'actions différées : 2 810

Mr. Fell est président du conseil de RBC Marchés des Capitaux Inc. (une société financière et de placements). Il était auparavant président du conseil et chef de la direction de RBC Dominion valeurs mobilières et vice-président du conseil d'administration de la Banque Royale du Canada.

M. Fell est président du conseil d'administration de Munich Reinsurance Group of Companies, un administrateur de BCE Inc. et de CAE Inc. et est président du conseil d'administration du University Health Network.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 2001
- Administrateur indépendant
- Président et membre du comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération; et membre du comité de retraite et des avantages sociaux
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat



Anthony R. Graham, 48 ans
Toronto (Ontario)

Actions ordinaires : 10 000
Unités d'actions différées : 2 810
Titres de George Weston limitée :
10 000[ii], 1 653[iv]

M. Graham est président et administrateur de Wittington Investments, Limited et est président et chef de la direction de Sumarria Inc. M. Graham était auparavant vice-président du conseil de Financière Banque Nationale et vice-président directeur principal et directeur général de Lévesque Beaubien Geoffrion Inc.

M. Graham est président du conseil et administrateur de Graymont Limited et de la Banque le Choix du Président. Il est également administrateur de George Weston limitée, de Brown Thomas Group Limited, de Holt, Renfrew & Cie, Limitée, de Power Corporation du Canada, de la Corporation financière Power, de Provigo Inc. et de Selfridges & Co. Ltd.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 1999
- Administrateur non indépendant, cadre supérieur de Wittington Investments, Limited
- Membre du comité de direction; du comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération; et du comité de retraite et des avantages sociaux
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat

SECTION 2

Questions à l'ordre du jour (suite)



John A. Lederer, 49 ans
Toronto (Ontario)

Actions ordinaires : 75 000

M. Lederer est président de la société et était auparavant le vice-président directeur de la société.

M. Lederer est administrateur du Food Marketing Institute et le fondateur de l'Œuvre de bienfaisance pour enfants le Choix du Président.

Il détient un diplôme B.A. de l'Université York.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 2002
- Administrateur non indépendant, président de la société
- Membre du comité de la direction
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat



Nancy Lockhart, 50 ans
Toronto (Ontario)

Titres de George Weston limitée : 1 860[(i)]

Mme Lockhart est directrice générale de Frum Development Group (société de promotion immobilière et de gestion de propriétés) et était auparavant vice-présidente de Shoppers Drug Mart.

Mme Lockhart est présidente du conseil d'administration et présidente de la campagne Opération innovation, Centre des sciences de l'Ontario. Mme Lockhart était auparavant présidente du Canadian Club et administratrice du Conseil de l'unité canadienne.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Candidate au poste d'administrateur, considérée comme indépendante



Pierre Michaud, C.M.; 61 ans
Montréal (Québec)

Actions ordinaires : 49 866

M. Michaud est président du conseil et administrateur de Provigo Inc. (une filiale de la société) et vice-président du conseil de la Banque Laurentienne du Canada.

M. Michaud est administrateur de la Société du Vieux-Port de Montréal inc., de Bombardier Produits Récréatifs Inc. et de Gaz Métro Inc. et membre du conseil consultatif Mont-Tremblant.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 1999
- Administrateur non indépendant, cadre supérieur d'une filiale de la société
- Membre du comité de l'environnement et de la santé et sécurité
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat

SECTION 2

Questions à l'ordre du jour (suite)



Thomas C. O'Neill, FCA; 59 ans
Toronto (Ontario)

Actions ordinaires : 2 000
Unités d'actions différées : 970
Titres de George Weston limitée : 500[(i)]

M. O'Neill (administrateur de sociétés) est président retraité du conseil de PricewaterhouseCoopers Consulting. Il a été auparavant chef de la direction et précédemment à cela, chef de l'exploitation de PricewaterhouseCoopers LLP global organization. M. O'Neill est comptable agréé.

M. O'Neill était auparavant membre du conseil consultatif de l'École de commerce de l'Université Queen's et est présentement vice-président du conseil de l'Université Queen's. M. O'Neill est administrateur de Nexen Inc., du St. Michael's Hospital, de BCE Inc., du RREO (Régime de retraite des enseignantes et des enseignants de l'Ontario), de Dofasco Inc. et d'Adecco S.A. Il détient un diplôme B.Comm. de l'Université Queen's.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 2003
- Administrateur indépendant
- Membre du comité de vérification
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat



G. Joseph Reddington, 63 ans
Sedona (Arizona)

Actions ordinaires : 3 000
Unités d'actions différées : 4 009

M. Reddington (administrateur de sociétés) est président du conseil, chef de la direction et administrateur retraité de Breuners Home Furnishings Corporation. Il était auparavant président du conseil et chef de la direction du The Signature Group et était président et chef de la direction de Sears Canada.

M. Reddington est administrateur d'Ansett Worldwide. Il détient un diplôme B.A. et un diplôme J.D. de l'Université d'Iowa.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 1994
- Administrateur indépendant
- Membre du comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat

SECTION 2

Questions à l'ordre du jour (suite)



T. Iain Ronald, FCA; 72 ans
Toronto (Ontario)

Actions ordinaires : 6 000
Unités d'actions différées : 3 521

M. Ronald (administrateur de sociétés) est président du conseil de Transalta Power Ltd., de Transalta Cogeneration Ltd. et du Fonds de revenu BFI Canada et était auparavant vice-président du conseil de la Banque Canadienne Impériale de Commerce.

M. Ronald est administrateur de Holt, Renfrew & Cie, Limitée, de la Banque le Choix du Président (une filiale de la société), de Meubles Léon Limitée, de Strongco Inc. et de l'Allied Properties Real Estate Investment Trust.

M. Ronald détient un diplôme M.B.A. de la Harvard Business School et un B.L. de l'Université de Glasgow. M. Ronald est comptable agréé.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :

- Administrateur depuis 1992
- Administrateur indépendant
- Président et membre du comité de vérification et président et membre du comité de retraite et des avantages sociaux
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat



W. Galen Weston, O.C.; 64 ans
Toronto (Ontario)

Actions ordinaires : 173 316 835
Titres de George Weston limitée : 80 684 148[i]

M. Weston est président du conseil de la société et président du conseil et président de George Weston limitée.

M. Weston est également président du conseil de Holt, Renfrew & Cie, Limitée, de Brown Thomas Group Limited et de Selfridges & Co. Ltd. Il est président de la Fondation W. Garfield Weston.

M. Weston est également administrateur de l'Associated British Foods plc et membre du conseil consultatif de l'Université Columbia.

Il détient un diplôme B.A. ainsi qu'un doctorat honorifique en droit de la University of Western Ontario.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :

- Administrateur depuis 1972
- Administrateur non indépendant, président du conseil de la société et président de George Weston limitée
- Président et membre du comité de direction
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat

SECTION 2

Questions à l'ordre du jour (suite)



Joseph H. Wright, 62 ans
Toronto (Ontario)

Actions ordinaires : 7 086
Unités d'actions différées : 5 068

M. Wright est associé directeur de Barnagain Capital (une société de placements) et était auparavant président et chef de la direction de la Société de Banque Suisse (Canada).

M. Wright est président du conseil et administrateur du Fonds de placement immobilier O & Y et administrateur de la Banque le Choix du Président, de CallNet Enterprises Inc. et de Hip Interactive. Il est également administrateur de Chartwell Seniors Housing Real Estate Investment Trust et du Fonds de revenu BFI Canada.

Il détient un diplôme B.A. *magna cum laude* de l'Université Princeton.

Sommaire de la participation auprès du conseil d'administration de Les Compagnies Loblaw :
- Administrateur depuis 1996
- Administrateur indépendant
- Membre du comité de vérification; du comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération; et du comité de retraite et des avantages sociaux
- Satisfait aux exigences de la ligne directrice en matière d'actionnariat

(i) Actions ordinaires de George Weston limitée

(ii) Actions privilégiées de série I de George Weston limitée

(iii) Actions privilégiées de série II de George Weston limitée

(iv) Unités d'actions différées de George Weston limitée

SECTION 2

Questions à l'ordre du jour (suite)

Nomination du vérificateur

Il est proposé par les administrateurs que le cabinet KPMG s.r.l. soit nommé vérificateur de la société pour l'exercice 2005. Le conseil, dans le cadre de ses pratiques en matière de gouvernance d'entreprise, a agi de manière à assurer la mise en place d'une politique restreignant les services-conseils non liés à la vérification pouvant être rendus par le vérificateur à moins que pareils services autres que de vérification rendus par le vérificateur soient approuvés au préalable par le comité de vérification.

L'ensemble des honoraires de KPMG s.r.l. pour services professionnels rendus pour la vérification des états financiers de la société et autres services rendus pour les exercices 2004 et 2003 se répartit comme suit :

	2004	2003
	(en milliers de dollars)	
Honoraires de vérification[(1)]	1 403	1 195
Honoraires pour services afférents à la vérification[(2)]	565	400
Honoraires pour services-conseils en fiscalité[(3)]	65	327
Tous les autres honoraires[(4)]	34	455
Total des honoraires	2 067	2 377

(1) Les honoraires de vérification incluent les honoraires pour services rendus à l'occasion de la vérification des états financiers consolidés de la société.

(2) Les honoraires pour services afférents à la vérification incluent la certification et les services afférents qui sont effectués par les vérificateurs de la société. Ces services incluent les consultations en matière de comptabilité se rapportant à l'examen des résultats trimestriels communiqués aux actionnaires, aux régimes de retraite, aux lettres d'accord présumé et à l'interprétation des normes en matière de déclarations comptables et financières.

(3) Les honoraires pour services-conseils en fiscalité incluent les honoraires pour la fourniture d'aide relativement à des questions touchant la planification fiscale, y compris les taxes à la consommation.

(4) Les autres honoraires incluent les honoraires pour services de gestion des risques, relations de travail, documentation relative aux contrôles internes et services de vérification de l'observation des lois et/ou règlements.

Propositions d'actionnaires

La *Loi canadienne sur les sociétés par actions* permet à certains actionnaires admissibles de la société de soumettre à la société des propositions d'actionnaire lesquelles peuvent être incluses dans la circulaire de sollicitation de procurations par la direction afférente à une assemblée annuelle des actionnaires. Le 21 décembre 2005 est la date d'échéance du dépôt auprès de la société de propositions d'actionnaire pour l'assemblée annuelle des actionnaires en 2006.

SECTION 3

La rémunération, la participation et l'actionnariat des membres du conseil d'administration

Rémunération des administrateurs

Les administrateurs qui sont également des membres de la direction de la société ne reçoivent aucune rémunération supplémentaire en tant qu'administrateurs.

Les autres membres du conseil d'administration ont reçu au cours de l'exercice 2004 une provision annuelle et des jetons de présence, versés chaque trimestre, selon le barème suivant :

FORME DE RÉMUNÉRATION	MONTANT
	$
Provision annuelle	
• membre du conseil d'administration	50 000
• président du comité de vérification	10 000
• membre du comité de vérification[1]	5 000
• président d'un comité autre que celui du comité de vérification	3 000
• membre d'un comité autre que celui du comité de vérification[1]	4 000
Jetons de présence	
• réunion du conseil d'administration ou réunion de comité	2 000
• réunion d'une demi-journée ou plus à la demande du conseil d'administration ou d'un comité	2 000

(1) y compris les présidents des comités

Le conseil d'administration, par l'entremise du comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération (le « comité de la gouvernance »), évalue le caractère suffisant et le mode de la rémunération versée aux administrateurs. Une réunion des administrateurs indépendants a lieu afin d'examiner ces questions ainsi que d'autres questions soulevées par les administrateurs en ce qui a trait à la gouvernance. À intervalle régulier, le comité de la gouvernance situe la rémunération des administrateurs par rapport à la rémunération versée par des sociétés canadiennes ouvertes d'importance afin de s'assurer que leur rémunération reflète leurs responsabilités en tant qu'administrateurs de la société.

Unités d'actions différées

Afin de faire en sorte que la rémunération des administrateurs corresponde à l'intérêt des actionnaires, les administrateurs peuvent recevoir jusqu'à concurrence de 100 % de leur rémunération sous forme d'unités d'actions différées (« UAD »). Une UAD est un montant dû par la société aux administrateurs dont la valeur correspond à celle d'une action ordinaire au moment où la rémunération est gagnée, mais qui n'est versé que lorsque l'administrateur cesse de siéger au conseil d'administration, lui permettant ainsi d'être partie prenante dans l'évolution du capital-actions de la société tout au cours de son service auprès du conseil d'administration. Le versement des UAD se fait en actions ordinaires achetées sur le marché ouvert.

Au cours de l'exercice 2004, huit administrateurs ont opté de recevoir leur provision annuelle et leurs jetons de présence en tout ou en partie sous forme d'UAD. En date du 1er janvier 2005, le montant dû relativement aux UAD actuellement émises aux membres du conseil s'élevait à 2 223 714 $.

SECTION 3

La rémunération, la participation et l'actionnariat des membres du conseil d'administration (suite)

En vertu de la ligne directrice en matière d'actionnariat adoptée par le conseil d'administration, les administrateurs doivent détenir des actions ordinaires de la société ou des titres de George Weston limitée ou des UAD d'une valeur minimum de 250 000 $. Les administrateurs doivent recevoir leur rémunération de la société en partie sous forme d'UAD jusqu'à ce que ledit seuil soit atteint. Tous les administrateurs actuels satisfont auxdites exigences de la ligne directrice en matière d'actionnariat.

Le tableau suivant présente la rémunération gagnée au cours de l'exercice 2004[(a)] par les administrateurs ne faisant pas partie de la direction.

Nom	Provision de membre du conseil d'administration	Provision de président d'un comité	Provision de membre de comité	Jetons de présence, réunions du conseil d'administration	Jetons de présence, réunions de comité	Jetons de présence, autres réunions	Total de la provision et des jetons de présence reçus
	($)	($)	($)	($)	($)	($)	($)
John Cassaday	50 000	3 000	9 000	12 000	16 000	—	90 000
Camilla H. Dalglish	50 000		4 000	12 000	4 000	2 000	72 000
Anthony S. Fell	50 000	3 000	8 000	14 000	18 000	2 000	95 000
Anne L. Fraser	50 000		4 000	14 000	6 000	2 000	76 000
Pierre Michaud[(b)]	50 000		4 000	14 000	6 000	2 000	76 000
Thomas C. O'Neill	50 000		5 000	14 000	8 000	2 000	79 000
G. Joseph Reddington	50 000		4 000	14 000	6 000	2 000	76 000
T. Iain Ronald[(c)]	50 000	13 000	9 000	14 000	20 000	2 000	108 000
Joseph H. Wright[(c)]	50 000		13 000	14 000	26 000	—	103 000
Total :	450 000	19 000	60 000	122 000	110 000	14 000	775 000

Nota :

(a) Les administrateurs sont remboursés des frais de déplacement et autres frais encourus pour assister aux réunions du conseil d'administration et des comités.

(b) Au cours de 2004, M. Michaud a reçu 120 000 $ en honoraires pour services-conseils rendus à Provigo Inc.

(c) Au cours de 2004, messieurs Wright et Ronald ont chacun reçu une rémunération supplémentaire de 20 000 $ à titre d'administrateurs de la Banque le Choix du Président.

SECTION 3

La rémunération, la participation et l'actionnariat des membres du conseil d'administration (suite)

Relevé de présence

Le tableau suivant est un relevé de présence des membres du conseil aux réunions du conseil d'administration et aux réunions des comités qui ont eu lieu au cours de l'exercice 2004.

Administrateur/Administratrice	Présence aux réunions du conseil d'administration	Présence aux réunions du comité de vérification	Présence aux réunions du comité de l'environnement et de la santé et sécurité	Présence aux réunions du comité de la gouvernance, de la formation du personnel, des mises en candidature et nomination et de la rémunération	Présence aux réunions du comité de retraite et des avantages sociaux
John Cassaday	6 sur 7	5 sur 6	3 sur 3		
Camilla H. Dalglish	6 sur 7		2 sur 3		
Robert J. Dart	4 sur 7				* 2 sur 4
Anthony S. Fell	7 sur 7	** 3 sur 6		3 sur 3	** 3 sur 4
Anne L. Fraser	7 sur 7		3 sur 3		
Anthony R. Graham	7 sur 7			3 sur 3	4 sur 4
John A. Lederer	7 sur 7				
Pierre Michaud	7 sur 7		3 sur 3		
Thomas C. O'Neill	7 sur 7	4 sur 6			
G. Joseph Reddington	7 sur 7			3 sur 3	
T. Iain Ronald	7 sur 7	6 sur 6			4 sur 4
W. Galen Weston	7 sur 7				
Joseph H. Wright	7 sur 7	6 sur 6		3 sur 3	4 sur 4

* M. Dart a été nommé membre du comité de retraite et des avantages sociaux le 5 mai 2004. Depuis sa nomination, il a participé à deux des trois réunions du comité.

** M. Fell a été nommé membre du comité de retraite et des avantages le 5 mai 2004 et a démissionné du comité de vérification le 5 mai 2004. Depuis sa nomination, il a participé à toutes les réunions des comités.

SECTION 4

Rémunération des dirigeants

Rapport concernant la rémunération des dirigeants

Le mandat du comité de la gouvernance est résumé sous la rubrique « Énoncé des pratiques en matière de gouvernance d'entreprise » à la page 28. Le comité de la gouvernance est chargé entre autres d'examiner et d'approuver l'ensemble des politiques de rémunération et d'examiner, d'approuver ainsi que de faire des recommandations relatives à la rémunération et ses divers modes pour les cadres de la société et de ses divisions d'exploitation, y compris pour les cadres supérieurs désignés mentionnés au tableau synoptique de la rémunération à la page 23.

En date du 8 mars 2005, les membres du comité de la gouvernance étaient Anthony S. Fell (président du comité), Anthony R. Graham, G. Joseph Reddington et Joseph H. Wright. Tous les membres du comité de la gouvernance sont indépendants à l'exception de M. Graham du fait qu'il est cadre supérieur de Wittington Investments, Limited, la société mère de la société actionnaire contrôlante détentrice en propriété réelle.

Approche en matière de rémunération

Les ententes de la société en matière de rémunération de ses cadres ont pour but d'attirer, de conserver à son service et de motiver des salariés de haut niveau pouvant contribuer de façon efficace au succès à long terme et aux objectifs de la société. Les cadres reçoivent une rémunération établie en fonction de leur niveau respectif de responsabilités et d'expérience, de la valeur sur le marché des fonctions qu'ils exécutent ainsi que de la réalisation par la société de ses objectifs et la création de valeur actionnariale.

La société vise à offrir à ses cadres une rémunération qui dans l'ensemble, y compris salaire de base, incitations annuelles en espèces et incitations à long terme, se situe dans le premier quartile (75e centile) de la rémunération versée pour des postes comportant des responsabilités et une portée équivalente par les sociétés faisant partie du groupe de référence décrit ci-dessous

Groupe de référence

Les services de conseillers externes en rémunération sont employés régulièrement par le comité de la gouvernance pour analyser le montant total de rémunération versée par la société ainsi que son mode afin de s'assurer que pareille rémunération est concurrentielle par rapport à celle versée par les sociétés faisant partie du groupe de référence décrit ci-dessous et qu'elle contribue efficacement à la réalisation des objectifs établis par la société.

Lorsque le comité de la gouvernance fixe la rémunération des cadres, y compris les cadres supérieurs désignés, il tient compte des pratiques de rémunération d'un groupe de référence composé de sociétés canadiennes et américaines opérant dans l'industrie du traitement des aliments et celle du commerce de détail. Lorsque le comité de la gouvernance fixe la rémunération des cadres supérieurs désignés, il tient compte également des renseignements divulgués publiquement en matière de rémunération des dirigeants par diverses sociétés ouvertes canadiennes dont les revenus, la rentabilité et la capitalisation boursière sont comparables à ceux de la société. Ces données sont compilées et analysées par un conseiller externe dont les services sont retenus par le comité de la gouvernance. Le conseiller externe remet ensuite les renseignements obtenus ainsi que sa recommandation au comité de la gouvernance.

SECTION 4

Rémunération des dirigeants (suite)

Éléments composant la rémunération totale

La rémunération globale des cadres de la société, y compris les cadres supérieurs désignés, se compose de quatre éléments : salaire de base; incitations sous forme d'une prime annuelle; incitations à long terme à base d'actions; et ententes relatives à la retraite. La société vise à faire en sorte que la rémunération de chaque cadre se compose des éléments suivants : salaire de base, incitations sous forme d'une prime annuelle et incitations à long terme à base d'actions; l'emphase étant surtout mise sur les éléments variables de la rémunération.

Salaire de base

Chaque trois ans, le comité de la gouvernance examine les salaires de base des cadres, y compris ceux des cadres supérieurs désignés (mis à part le salaire de base du président du conseil et celui du président qui sont examinés annuellement). Les salaires de base sont établis et approuvés par le comité de la gouvernance compte tenu des critères et points de référence concurrentiels examinés par des conseillers externes. L'approche de la société en matière de rémunération en ce qui concerne les salaires de base est de se situer approximativement au niveau de la médiane du marché (50e centile) tout en prévoyant des possibilités de rémunération accrue au moyen d'incitations discrétionnaires liées au rendement sous forme d'une prime annuelle et d'incitations à long terme à base d'actions. En conséquence, bien que les salaires de base soient examinés régulièrement sur une base pluriannuelle, leur importance est relative.

Incitation sous forme d'une prime annuelle

Les cadres de la société, y compris les cadres supérieurs désignés à l'exception de M. W. Galen Weston, participent à un régime de primes annuelles en espèces basé sur les principes qui sous-tendent le concept EVA (l'« EVA »). L'EVA est un outil qui sert à mesurer la valeur économique générée par les actifs utilisés par la société. Cet outil de mesure, utilisé aux fins du calcul des versements aux termes du régime de primes, permet au comité de la gouvernance de :

- mesurer et rattacher les primes méritées aux décisions relatives aux immobilisations et aux bénéfices d'exploitation qui, avec le temps, créent une valeur actionnariale;
- mesurer l'efficacité de l'affectation du capital; et
- viser la création de valeur à plus long terme.

Le calcul EVA reflète le résultat opérationnel de la société tout en tenant compte du coût du capital employé pour générer le bénéfice d'exploitation. Le coût du capital est le coût économique de tout le capital employé dans l'entreprise de la société et comprend le fonds de roulement, le coût de la dette (incluant les postes hors bilan comme divers types de baux) et le coût des capitaux propres. Des valorisations des revenus et des programmes de baisse des coûts ne requérant aucune immobilisation additionnelle augmentent le rendement sur le capital employé et augmentent le résultat de l'EVA. Les diminutions de capital lorsque les actifs existants ont un rendement inférieur au coût du capital et l'investissement de capital additionnel pour la croissance lorsque le rendement est supérieur au coût du capital génèrent des résultats EVA positifs.

Il résulte du régime de primes annuelles qu'une partie importante (ne devant pas excéder 50 %) de la rémunération annuelle totale à court terme de chaque cadre est rattachée à l'EVA que génère l'entreprise de la société. Dans le cadre du régime de primes annuelles, l'utilisation de l'EVA permet d'harmoniser davantage l'élément prime de la rémunération des cadres aux objectifs à long terme des actionnaires soit la création de

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résultats durables à long terme bien au-dessus du coût du capital. En mesurant la valeur économique ajoutée, l'EVA intègre la productivité de l'ensemble de tous les facteurs de production avec une attention particulière centrée sur la capacité de générer un bénéfice d'exploitation ainsi que sur l'efficacité de la gestion des actifs.

La prime EVA méritée dans une année donnée est versée en espèces sur une période de trois ans, à raison d'un tiers chaque année à compter de l'année qui suit immédiatement l'année au cours de laquelle la prime a été méritée. Il résulte de cette méthode de versement que les primes EVA méritées au cours des années subséquentes peuvent soit augmenter soit diminuer le montant net du versement reçu par les cadres. Cela assure donc que la performance à long terme n'est pas sacrifiée par des décisions visant à rehausser la rentabilité à court terme.

Incitations à base d'actions

Pour l'exercice 2005, le comité de la gouvernance a approuvé une modification de la formule des éléments composant la rémunération des dirigeants pour les cadres de la société. Cette modification diminue d'environ un tiers l'utilisation d'options d'achat d'actions et introduit une nouvelle incitation à long terme à base d'actions sous forme d'unités d'actions assujetties à des restrictions. Cette modification s'applique aux unités d'incitation à long terme attribuées aux cadres le 20 janvier 2005.

Régime d'options d'achat d'actions

Les cadres participent au régime d'options d'achat d'actions de la société (le « régime d'options »). Les attributions en vertu du régime d'options ont pour but de favoriser fortement l'optimisation du rendement futur à long terme en harmonie avec les objectifs des actionnaires. Le régime d'options rattache la rémunération à l'intérêt des actionnaires, car la valeur des attributions est directement liée au cours futur des actions de la société.

Le régime d'options a deux objectifs :

- inciter chaque titulaire d'options à participer à la préservation et à l'optimisation de la valeur actionnariale sur le long terme; et
- permettre à la société d'attirer et de conserver à son service des personnes expérimentées et compétentes et de les récompenser pour leur performance à long terme et leur performance future anticipée.

Les options attribuées aux termes du régime d'options ne sont pas acquises immédiatement, mais sont acquises par tranche de 20 % par année sur une période de cinq ans.

La société s'assure que le nombre total d'actions ordinaires réservées au régime d'options n'excède pas 5 % du nombre total d'actions ordinaires émises et en circulation de la société. De plus, dans la plupart des cas, lors de la levée d'options, les titulaires ne reçoivent pas des actions, mais plutôt un montant en espèces qui reflète la plus-value des actions. Ainsi, l'effet de dilution résultant d'une augmentation du nombre d'actions ordinaires émises en vertu du régime d'options est évité.

En vertu du régime d'options, les participants peuvent choisir de recevoir les actions ordinaires ou la plus-value des actions conformément aux modalités du régime d'options. L'attribution des options est faite dans le cadre de la rémunération totale sans tenir compte des attributions d'options en cours de validité détenues par un salarié donné. Toutefois, le total des droits d'options non acquis est examiné au moment des attributions d'options afin de s'assurer que la société demeure, en tout temps, à l'intérieur de la limite maximale cible, soit pas plus de 5 % des actions ordinaires en circulation ne peuvent être assujetties à des options. Le comité de la gouvernance examine les

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options d'achat d'actions attribuées par les sociétés faisant partie du groupe de référence, décrit ci-dessus, afin de s'assurer que pareilles attributions d'options aux cadres de la société sont concurrentielles. Pour détenir des options d'achat d'actions, une personne doit être un membre de la direction ou un salarié de la société, d'une filiale ou d'une société du groupe de la société.

Les options sont attribuées aux cadres en fonction d'un multiple du salaire de base reflétant leur poste, nombre d'années de service et responsabilités. Pour l'exercice débutant le 1er janvier 2005, en ce qui a trait au niveau des divisions d'exploitation de filiales, le multiple varie entre 10 fois le salaire pour les niveaux les plus élevés de la direction et 1 fois le salaire. Des options ne sont pas nécessairement attribuées chaque année et celles-ci sont examinées par le comité de la gouvernance dans le cadre de ses fonctions d'examen périodique, habituellement sur un cycle de trois ans.

Le nombre maximal d'actions ordinaires pouvant être émises en vertu du régime d'options, en tout temps, sans obtenir au préalable l'approbation des actionnaires, ne peut excéder 20 405 991. En date du 8 mars 2005, des options d'achat d'actions attribuées en cours de validité de la société visant un total de 5 820 477 actions ordinaires, représentant 2,1 % des actions ordinaires émises et en circulation, n'avaient pas été levées.

Le 7 juin 2004, des options visant 15 000 actions ordinaires ont été attribuées au cours du marché, soit 62,14 $, à un salarié de la société. Le 15 novembre 2004, des options visant 30 000 actions ordinaires ont été attribuées au cours du marché, soit 67,11 $, à un salarié de la société.

Ultérieurement à la fin de l'année, 2 152 252 options ont été attribuées au cours du marché, soit 69,63 $, à 231 salariés de la société.

Régime d'unités d'actions assujetties à des restrictions

Pour 2005, le comité de la gouvernance a approuvé un régime d'unités d'actions assujetties à des restrictions à l'intention de certains cadres de la société afin de s'assurer que la rémunération des cadres est concurrentielle et les incite à demeurer à l'emploi de la société. Le 20 janvier 2005, dans le cadre du régime d'unités d'actions assujetties à des restrictions, la société a attribué 376 645 unités d'actions assujetties à des restrictions à 231 salariés de la société. Les unités d'actions assujetties à des restrictions ne donnent pas aux titulaires de droits aux actions ordinaires, mais à certaines conditions, leur donnent droit à un paiement en espèces au cours de la troisième année civile suivant leur date d'attribution. Ce versement correspondra au cours moyen d'une action ordinaire à la fermeture de la Bourse de Toronto précédant la date d'échéance de la période de rendement pour les unités d'actions assujetties à des restrictions multiplié par le nombre d'unités d'actions assujetties à des restrictions détenues par le salarié. Le versement de chaque unité d'action assujettie à des restrictions se fera le ou avant le 30 décembre de ladite année.

Directive en matière d'actionnariat

Pour inciter les cadres de la société et de ses divisions d'exploitation à détenir des actions, la société a adopté une directive, en vigueur depuis le 1er janvier 2003, en matière d'actionnariat dont le délai pour s'y conformer s'échelonne sur cinq ans. La directive fixe pour certains cadres dirigeants l'avoir minimal en actions ordinaires de la société et/ou en actions ordinaires de George Weston limitée, lequel correspond à un pourcentage du salaire de base. Règle générale, les exigences se situent globalement aux niveaux suivants : pour le président, 5 fois le salaire

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de base; pour les autres cadres supérieurs désignés, 3 fois le salaire de base et pour toute autre personne faisant rapport directement au président, 2 fois le salaire de base.

L'actionnariat en propriété réelle de chaque cadre supérieur désigné, autre que l'actionnaire important, et la valeur monétaire de pareil actionnariat établi selon le cours du marché à la fermeture de la Bourse de Toronto le 8 mars 2005 sont présentés ci-dessous :

Nom	Nombre d'actions		Valeur des actions ($)	
	Loblaw	Weston	Loblaw	Weston
John A. Lederer	75 000	–	5 418 750	–
David K. Bragg	6 272	–	453 152	–
David R. Jeffs	30 600	–	2 210 850	–
Richard P. Mavrinac	8 149	3 798	588 765	410 753

Régimes de retraite

Les cadres participent au régime de retraite désigné de la société à l'intention des dirigeants. De plus, les cadres de la société, y compris les cadres supérieurs désignés, ont droit à un régime complémentaire de retraite des employés. Des renseignements sur ces régimes se trouvent sous la rubrique « Régime de retraite et allocation pour longues périodes de service des dirigeants » à la page 26.

Ententes relatives à la retraite et contrats de travail

M. Lederer a été nommé président de la société le 1er janvier 2001 et a conclu une entente relative à son emploi auprès de la société, laquelle entente a été modifiée le 1er janvier 2004. Conformément à son contrat, le salaire de base de M. Lederer a été alors examiné par le comité de la gouvernance. Suite à ladite révision, son salaire a été majoré à 1,35 million de dollars par année pour une période de trois ans. La limite cible de sa prime établie en fonction de l'EVA a été majorée à 75 % du salaire, ladite prime ne devant toutefois pas excéder 100 % du salaire de base, avec en plus, à la discrétion du comité de la gouvernance, un montant additionnel jusqu'à concurrence d'un maximum de 250 000 $ par année compte tenu, entre autres, de sa contribution personnelle à la réalisation des stratégies approuvées de la société. À la cessation de son emploi auprès de la société, M. Lederer pourra avoir droit à un paiement maximum de 10 millions de dollars, sous réserve de certains engagements de non-concurrence.

Prenant effet le 1er janvier 2003, M. Mavrinac a conclu un contrat de travail de cinq ans avec la société et sa société mère dans lequel son salaire de base a alors été fixé à 500 000 $ à être réparti entre la société et George Weston limitée pendant deux ans et lui donne droit à une prime annuelle cible de 75 % en fonction de l'EVA et n'excédant pas 100 % du salaire de base. À la cessation de son emploi auprès de la société, M. Mavrinac pourra avoir droit à une indemnité globale de cessation d'emploi jusqu'à concurrence d'un maximum de 5 millions de dollars, sous réserve de certains engagements de non-concurrence.

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Rémunération du président du conseil et du président

La rémunération du président du conseil et celle du président sont examinées et fixées par le comité de la gouvernance à l'aide de points de reférence fournis par des conseillers externes. Ni le président du conseil ni le président ne participent aux décisions du comité de la gouvernance ou du conseil d'administration concernant leur propre rémunération.

Lorsqu'il fixe la rémunération totale du président du conseil et celle du président, le comité de la gouvernance tient compte des renseignements divulgués publiquement en matière de rémunération de chefs de la direction de sociétés dont les revenus, la rentabilité et la capitalisation boursière sont comparables à ceux de la société, y compris les sociétés concurrentes. Lorsque le comité de la gouvernance fixe les éléments composant la rémunération du président du conseil et du président, le comité de la gouvernance tient compte aussi de la rémunération de chacun des autres cadres supérieurs désignés. De plus, le comité de la gouvernance évalue et tient compte de facteurs tels : leur apport à la société pour ce qui est du leadership démontré en ce qui a trait à la gestion de la société et de ses filiales, les résultats financiers réalisés par la société, les augmentations de la valeur actionnariale, la croissance et le développement effectif de la société et la mise en place de nouvelles occasions d'affaires favorables à la croissance de la société.

La rémunération globale tant du président du conseil que du président se compose de trois éléments : salaire de base, prime d'incitation annuelle et incitations à long terme à base d'actions. La partie du salaire et de la prime de M. Weston versée par George Weston limitée est analysée et passée en revue par le comité de la gouvernance dans le cadre de l'établissement de sa rémunération globale provenant de la société.

En 2004, le salaire et la prime de M. Weston ont été passés en revue par le comité de la gouvernance. En 2004, le salaire de base de M. Weston était de 800 000 $. Il a reçu une prime de 500 000 $ compte tenu du rendement de la société et de la réalisation des plans stratégiques et projets d'exploitation approuvés par le conseil d'administration.

Le comité de la gouvernance a aussi passé en revue la rémunération de M. Lederer à titre de président de la société. En 2004, le salaire de base de M. Lederer était de 1 350 000 $. Pour 2004, une prime annuelle de 997 900 $ lui a été attribuée, compte tenu des facteurs décrits ci-dessus. Prenant effet le 1er janvier 2004 et conformément à son contrat, les ententes relatives à la rémunération de M. Lederer et à son emploi ont subi une révision. Lesdites ententes sont présentées sous la rubrique ci-dessus, intitulée « Ententes relatives à la retraite et contrats de travail ».

Ce rapport sur la rémunération des dirigeants est présenté par le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération du conseil d'administration.

Anthony S. Fell (président du comité), Anthony R. Graham, G. Joseph Reddington et Joseph H. Wright.

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Graphique sur le rendement

Le graphique qui figure ci-dessous compare le rendement global cumulatif actionnarial d'un placement de 100 $ en actions ordinaires, fait en date du 31 décembre 1999, au rendement global cumulatif de l'indice composé S&P/TSX et de l'indice des magasins d'alimentation au cours de la même période.

RENDEMENT GLOBAL CUMULATIF

Valeur cumulative d'un placement de 100 $ canadiens en supposant le réinvestissement des dividendes


240 $
220 $
200 $
180 $
160 $
140 $
120 $
100 $
80 $
237 $
214 $
119 $
31 déc. 99
29 déc. 00
28 déc. 01
27 déc. 02
2 janv. 04
31 déc. 04
LES COMPAGNIES LOBLAW LIMITÉE
INDICE SOUS-JACENT DE DISTRIBUTION DE PRODUITS ALIMENTAIRES ET DE PRODUITS DE PREMIÈRE NÉCESSITÉ TSX VIRG
INDICE COMPOSÉ S&P / TSX VIRG

	31 déc. 1999	29 déc. 2000	28 déc. 2001	27 déc. 2002	2 janv. 2004	31 déc. 2004
INDICE COMPOSÉ S&P / TSX VIRG	100 $	107 $	94 $	82 $	105 $	119 $
INDICE SOUS-JACENT DE DISTRIBUTION DE PRODUITS ALIMENTAIRES ET DE PRODUITS DE PREMIÈRE NÉCESSITÉ TSX VIRG	100 $	140 $	170 $	174 $	210 $	237 $
LES COMPAGNIES LOBLAW LIMITÉE	**100 $**	**144 $**	**149 $**	**157 $**	**199 $**	**214 $**

	31 déc. 1999	29 déc. 2000	28 déc. 2001	27 déc. 2002	2 janv. 2004	31 déc. 2004
INDICE COMPOSÉ S&P / TSX VIRG	17 977,46	19 309,36	16 852,24	14 739,86	18 905,25	21 444,89
INDICE SOUS-JACENT DE DISTRIBUTION DE PRODUITS ALIMENTAIRES ET DE PRODUITS DE PREMIÈRE NÉCESSITÉ TSX VIRG	713,99	1 000,32	1 216,60	1 241,73	1 496,27	1 689,55

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Tableau synoptique de la rémunération

Le tableau suivant présente la rémunération reçue par le président du conseil, par le président et par le membre de la direction qui effectue les fonctions du chef de la direction financière et par les deux cadres supérieurs, responsables des orientations, les mieux rémunérés de la société (collectivement, les « cadres supérieurs désignés ») pour les services qu'ils ont rendus, à quelque titre que ce soit, à la société en 2004, en 2003 et en 2002.

		Rémunération annuelle		Rémunération à long terme		
				Attributions	Versements	
Nom et poste principal	Année	Salaire ($)	Prime ($)	Nombre[1] de titres visés par des options/DPVA attribués	Versements au titre d'un régime incitatif à long terme ($)	Toute autre rémunération ($)
W. Galen Weston[2]	2004	800 000	500 000	–	–	–
Président du conseil	2003	800 000	500 000	149 254	–	–
	2002	800 000	500 000	–	–	–
John A. Lederer	2004	1 350 000	997 900	–	–	–
Président de la société	2003	1 200 000	851 750	149 254	–	–
	2002	1 200 000	781 500	–	–	–
David K. Bragg	2004	400 000	294 595	–	–	–
Président de Les Propriétés Loblaw	2003	375 000	277 624	41 978	–	–
limitée	2002	330 000	242 499	–	–	–
David R. Jeffs	2004	750 000	546 367	–	–	–
Président de Westfair Foods Ltd.	2003	700 000	509 966	52 239	–	–
	2002	600 000	393 999	–	–	–
Richard P. Mavrinac[2]	2004	250 000	169 863	–	–	–
Vice-président exécutif de la société	2003	250 000	142 458	46 642	–	–
	2002	137 500	116 875	–	–	–

(1) Actions ordinaires de la société

(2) Messieurs Weston et Mavrinac ont aussi reçu une rémunération de George Weston limitée au cours des périodes visées; celle-ci n'est pas reflétée dans le présent tableau.

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Attributions d'options et de DPVA au cours du dernier exercice (2004)

En vertu de son régime d'options, la société peut attribuer des options permettant d'acheter des actions ordinaires ou de recevoir des droits à la plus-value associés aux attributions d'options qui sont évaluées en fonction de la juste valeur au marché des actions ordinaires à la fermeture des bureaux le jour précédant la date de l'attribution. Les options d'achat d'actions ont un terme de sept ans, peuvent être levées au cours du marché des actions ordinaires le jour précédant la date de l'attribution et sont acquises par tranche de 20 % à chacune des première, deuxième, troisième, quatrième et cinquième date d'anniversaire de l'attribution. Messieurs John A. Lederer, Richard P. Mavrinac et W. Galen Weston participent aussi au régime d'options d'achat d'actions de George Weston limitée. Un résumé du détail de ce dernier régime figure dans la circulaire de sollicitation de procurations par la direction de George Weston limitée.

Au cours de 2004, aucune attribution n'a été émise aux cadres supérieurs désignés.

Ultérieurement à la clôture de l'exercice, des options d'achats d'actions ont été attribuées le 20 janvier 2005 aux cadres supérieurs désignés comme suit :

Nom du participant	Nombre d'actions	Prix de l'option $	Date d'expiration
W. Galen Weston	114 893	69,63	20 janvier 2012
John A. Lederer	145 411	69,63	20 janvier 2012
David K. Bragg	33 702	69,63	20 janvier 2012
David R. Jeffs	76 595	69,63	20 janvier 2012
Richard P. Mavrinac	28 723	69,63	20 janvier 2012

Ultérieurement à la clôture de l'exercice, la société a adopté un régime d'unités d'actions assujetties à des restrictions. Le détail de ce régime figure à la page 19. Le 20 janvier 2005, des unités d'actions assujetties à des restrictions ont été attribuées aux cadres supérieurs désignés comme suit :

Nom du participant	Nombre d'unités d'actions assujetties à des restrictions	Date limite du versement
W. Galen Weston	20 106	30 décembre 2008
John A. Lederer	25 447	30 décembre 2008
David K. Bragg	5 898	30 décembre 2008
David R. Jeffs	13 404	30 décembre 2008
Richard P. Mavrinac	5 027	30 décembre 2008

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Le tableau suivant présente, où cela s'applique, les options qui ont été levées au cours de 2004 et les options non levées en date du 1er janvier 2005 pour chacun des cadres supérieurs désignés.

Options levées ou DPVA exercés au cours du dernier exercice et valeur des options et des DPVA en fin d'exercice

Nom	Nombre[1] de titres/DPVA acquis à la levée ou à l'exercice	Valeur globale réalisée $[1][2]	Nombre d'options non levées/de DPVA non exercés à la fin de l'exercice		Date d'attribution de l'option/ du DPVA	Valeur des options non levées/ DPVA non exercés dans le cours à la fin de l'exercice ($)	
			Pouvant être levées/exercés	Ne pouvant être levées/exercés		Pouvant être levées/exercés	Ne pouvant être levées/exercés
Galen W. Weston			75 000	37 500	11 janv. 00	3 001 500	1 500 750
			24 744	16 496	8 janv. 01	581 978	387 985
			29 851	119 403	15 janv. 03	549 855	2 199 403
John A. Lederer	70 064	3 201 224	–	–	30 janv. 98*	–	–
			14 045	–	13 janv. 99	511 578	–
			150 000	37 500	11 janv. 00	6 003 000	1 500 750
			98 970	65 980	8 janv. 01	2 327 774	1 551 849
			29 851	119 403	15 janv. 03	549 855	2 199 403
David K. Bragg	4 212	105 683	–	–	13 janv. 99	–	–
	13 130	442 323	13 130	13 130	11 janv.00	525 462	525 462
			8 396	33 582	15 janv.03	154 654	618 580
David R. Jeffs	15 000	675 900	–	–	30 janv. 98*	–	–
	7 020	238 399		–	13 janv. 99	–	–
			78 760	19 690	11 janv. 00	3 151 975	787 993
			60 000	40 000	19 janv. 01	1 378 200	918 800
			10 448	41 791	15 janv. 03	192 452	769 790
Richard P. Mavrinac	1 404	49 589	–	–	13 janv. 99	–	–
	7 520	292 678	–	7 520	11 janv. 00	–	300 950
	9 328	161 560	–	37 314	15 janv. 03	–	687 323

(1) Actions ordinaires de la société

(2) Valeur avant impôt accumulée depuis la date d'attribution de l'option jusqu'à la date de levée

* Régime expiré le 30 janvier 2005

Ultérieurement à la clôture de l'exercice et dans le cadre du régime d'options, messieurs Lederer, Bragg et Jeffs ont respectivement levé des options visant 41 200, 26 260 et 98 450 actions ordinaires. De plus, messieurs Lederer et Jeffs ont respectivement acquis 25 000 et 15 000 actions ordinaires.

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Régimes de rémunération à base d'actions au 1er janvier 2005

	Nombre de titres à être émis lors de l'exercice/ la levée des options, bons de souscription et droits en cours	Moyenne pondérée du prix d'exercice/de levée des options, bons de souscription d'actions et droits en cours $	Nombre de titres restant à émettre dans le cadre des régimes de rémunération à base d'actions
Régimes d'options d'achat d'actions	4 365 958	45,04	3 817 239

Prêts aux membres du conseil d'administration, aux cadres supérieurs et aux salariés

En date du 8 mars 2005, aucun solde n'était impayé (autres que des « prêts de caractère courant » au sens des lois canadiennes sur les valeurs mobilières applicables) à la société ou à quelque filiale que ce ne soit de la société par aucun membre du conseil d'administration, cadre supérieur ou salarié ou personne ayant été auparavant membre du conseil d'administration, cadre supérieur ou salarié de la société ou de quelque filiale que ce soit de la société.

Régime de retraite et allocation pour longues périodes de service des dirigeants

Les cadres de la société, y compris les cadres supérieurs désignés, participent sur une base non contributive au régime de retraite désigné de la société à l'intention des dirigeants. La rente annuelle payable aux termes du régime de retraite de la société est plafonnée à 2000 $ par année de service décomptée. Le tableau qui suit présente les prestations de retraite anticipées selon la fourchette salariale et le nombre d'années de service.

Tableau relatif au régime de retraite

Salaire de base annuel (en milliers de dollars)	Années de service				
	15	20	25	30	35
75	22 500	30 000	37 500	45 000	52 500
100	30 000	40 000	50 000	60 000	70 000
125 et plus	30 000	40 000	50 000	60 000	70 000

La société a conclu des ententes particulières qui assurent le versement d'allocations complémentaires de retraite, aux termes d'un régime non enregistré et sans capitalisation (le « RCRE »), à certains cadres, y compris les cadres supérieurs désignés.

Les années de service décomptées de messieurs Weston, Lederer, Bragg, Jeffs, et Mavrinac sont respectivement de : 32; 27,3; 21,8; 26,6 et 22,6. Aux termes des ententes en cours en matière de retraite et d'après la rémunération pour l'exercice 2004, les prestations annuelles de retraite estimatives qui leur sont payables à l'âge normal de la retraite sont respectivement de : 500 000 $, 500 000 $, 200 000 $, 300 000 $ et 250 000 $.

Les actuaires indépendants de la société font annuellement le calcul du coût de ces prestations RCRE futures estimatives pour chacun des cadres supérieurs désignés selon la même méthode et les mêmes hypothèses que celles utilisées pour calculer les obligations en fin d'exercice au titre des régimes de retraite tel que décrit à la note 11 des états financiers consolidés 2004 de la société.

SECTION 4

Rémunération des dirigeants (suite)

Nom	Obligations au 1er janvier 2005 $	Charge s'appliquant à l'exercice 2004 au titre de prestations de retraite liées au service et à la rémunération $
W. Galen Weston[(1)(2)]	3 146 408	334 800
John A. Lederer	3 692 600	355 300
David K. Bragg	1 312 700	130 600
David J. Jeffs	1 395 000	139 000
Richard P. Mavrinac[(3)]	1 489 300	146 200

(1) M. Weston participe au régime de retraite à l'intention des dirigeants de George Weston limitée. Aux fins du présent calcul, M. Weston est présumé recevoir à compter de l'âge de 70 ans une rente annuelle de 500 000 $.

(2) Une partie des obligations et de la charge s'appliquant au titre du régime de retraite pour M. Mavrinac est attribuée à George Weston limitée.

SECTION 5

Gouvernance de l'entreprise

Énoncé des pratiques en matière de gouvernance d'entreprise

Le conseil d'administration de la société et la direction sont de l'avis que des pratiques saines en matière de gouvernance d'entreprise contribueront à la gestion efficace de la société ainsi qu'à la réalisation de ses plans stratégiques et projets d'exploitation, buts et objectifs. La société s'efforce de mettre en pratique des normes élevées de gouvernance d'entreprise et est de l'avis qu'elle a adopté, lors de l'élaboration de son approche en matière de gouvernance d'entreprise, les « meilleures pratiques ».

L'approche de la société en matière de gouvernance d'entreprise respecte les exigences des lignes directrices en matière de régie d'entreprise adoptées par la Bourse de Toronto (les « lignes directrices de la Bourse de Toronto »). Un rapport comportant des références spécifiques à chacune des lignes directrices de la Bourse de Toronto est joint en annexe A. De plus, le comité de la gouvernance a réexaminé son approche à la gouvernance d'entreprise à la lumière du projet d'Instruction générale 58-201 relative à la gouvernance et du projet de Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance (les « modifications proposées »). Le conseil est de l'avis que ses pratiques sont essentiellement conformes aux modifications proposées. Une fois les modifications adoptées dans leur forme définitive, le comité de la gouvernance examinera ses pratiques en matière de gouvernance d'entreprise et étudiera toute modification nécessaire afin que soient maintenues les normes élevées de la société en matière de la gouvernance d'entreprise.

Des renseignements supplémentaires sur le système de gouvernance d'entreprise de la société figurent dans son rapport annuel aux pages 18 et 19. Le site web de la société, au www.loblaw.com, affiche des renseignements supplémentaires sur la gouvernance d'entreprise incluant le code de conduite des affaires, les mandats du conseil d'administration et de ses comités ainsi que le présent énoncé des pratiques en matière de gouvernance d'entreprise et le rapport qui y est joint en annexe A.

Indépendance des administrateurs

Le comité de la gouvernance a examiné les circonstances factuelles et la nature des liens avec la société qu'a chacun des candidats au poste d'administrateur pour décider si chacun de ces derniers est relié ou non relié au sens des lignes directrices de la Bourse de Toronto et indépendant au sens des modifications proposées. Le comité de la gouvernance a conclu que les administrateurs suivants qui se présentent à nouveau au poste d'administrateur sont indépendants : Anthony S. Fell, Thomas C. O'Neill, G. Joseph Reddington, T. Iain Ronald et Joseph H. Wright. Le comité de la gouvernance a conclu que les candidats proposés suivants qui se présentent pour élection au poste d'administrateur pour la première fois sont indépendants : M. Paul Beeston et Mme Nancy Lockhart. En conséquence, si tous les candidats proposés sont élus lors de l'assemblée, le conseil d'administration sera en majorité composé d'administrateurs indépendants. Le comité de la gouvernance est de l'avis que ceci reflète l'intérêt de tous les actionnaires.

La société est contrôlée par W. Galen Weston qui détient en propriété réelle ou contrôle environ 63 % du nombre total d'actions ordinaires en circulation de la société et qui est un « actionnaire important » au sens des lignes directrices de la Bourse de Toronto. M. Weston a des intérêts communs importants avec les autres actionnaires en ce qui concerne la création de valeur, la prospérité de la société et le rendement de ses titres cotés en bourse. De plus, messieurs Dart et Graham sont cadres supérieurs de Wittington Investments, Limited et Mme Dalglish a un lien de parenté avec M. Weston et ils ne sont donc pas considérés comme indépendants. M. Michaud est le président du conseil de Provigo Inc., une filiale de la société, et M. Lederer est le président de la société et ils ne sont donc pas considérés comme indépendants.

SECTION 5

Gouvernance de l'entreprise (suite)

Aux fins des lignes directrices de la Bourse de Toronto, tous les administrateurs qui sont considérés comme indépendants par le conseil d'administration pourraient aussi être qualifiés de « non reliés ».

Responsabilité et tâches du conseil d'administration

Le conseil d'administration, directement et par l'entremise de ses comités, supervise la gestion des affaires et la gestion de l'entreprise de la société dans le but d'accroître la valeur à long terme du placement des actionnaires. Le mandat formel du conseil d'administration est affiché sur le site web de la société au www.loblaw.com. Le conseil d'administration revoit l'orientation de la société, délègue à la direction la responsabilité de réaliser cette orientation, élabore et approuve les décisions relatives aux principales orientations, délègue à la direction l'autorité et la responsabilité des affaires courantes et analyse la performance de la direction ainsi que son efficacité. Ce dont le conseil d'administration s'attend de la direction lui est communiqué soit directement par le conseil d'administration, soit par l'entremise des comités du conseil.

Le conseil d'administration approuve les buts et objectifs de la société, les budgets d'exploitation de la société et stratégies, lesquels tiennent compte des occasions d'affaires et risques associés à l'entreprise. Une séance d'études de stratégies a lieu annuellement à laquelle participent, pendant une journée complète, la direction et les membres du conseil afin de discuter et revoir la planification stratégique de la société et les occasions d'affaires qui se présentent. Chaque division présente un aperçu complet de ses activités et de ses perspectives et stratégies à long terme. De plus, les points forts et faibles de la direction sont discutés. Le conseil d'administration, par l'entremise du comité de vérification, veille sur le plan-cadre de gestion des risques et évalue l'intégrité des systèmes de contrôles internes sur la communication de l'information financière et des systèmes d'information de gestion de la société. Par l'entremise du comité de la gouvernance, le conseil d'administration supervise la planification de la relève et la rémunération de la haute direction de même que la recherche de candidats aux postes d'administrateur.

À chaque réunion du conseil d'administration, le conseil se réunit sans la présence des membres de la direction afin de s'assurer que le conseil est en mesure de s'acquitter de ses responsabilités indépendamment de la direction. De plus, l'administrateur en chef préside régulièrement des séances auxquelles participent les administrateurs indépendants. Avec l'accord du président du comité de la gouvernance qui est l'administrateur en chef, tout administrateur peut, aux frais de la société, employer les services de conseillers externes.

Le comité de la gouvernance a mis en place et revoit, de temps à autre, une méthode permettant d'évaluer annuellement le rendement et l'efficacité du conseil d'administration et des comités. Cette méthode peut inclure des questionnaires répondus par chaque administrateur traitant de sujets comme la supervision de la haute direction, la planification stratégique, la gestion des risques, la communication de l'information financière, la communication de l'information et la gouvernance.

Le conseil d'administration exige que la direction soumette à l'examen et à l'approbation des administrateurs ce qui suit :

- l'orientation stratégique de la société et les objectifs quant au rendement de la société;
- les plans d'affaires, plans d'immobilisations et projets d'exploitation annuels et pluriannuels ainsi que les budgets y afférents;
- les dépenses en immobilisations, acquisitions, dessaisissements d'importance ainsi que les restructurations d'importance; et

SECTION 5

Gouvernance de l'entreprise (suite)

- les investissements non liés au cours des affaires normales de l'entreprise.

Ces questions s'ajoutent à celles qui, selon la loi, doivent être soumises à l'examen et l'approbation du conseil d'administration.

Le conseil d'administration reçoit régulièrement des rapports concernant les résultats d'exploitation de la société ainsi que des rapports, en temps opportun, sur certains sujets non reliés à l'exploitation, y compris assurances, régimes de retraite, gouvernance d'entreprise, santé et sécurité et questions se rapportant à la trésorerie.

Les activités du conseil d'administration sont dirigées par le président du conseil. Il lui incombe d'établir l'ordre du jour des réunions et de s'assurer que le conseil d'administration a des ressources et des renseignements suffisants pour prendre les décisions qui sont dans l'intérêt supérieur de tous les actionnaires. L'administrateur en chef préside les réunions des administrateurs indépendants, consulte le président du conseil quant à l'efficacité des comités, s'assure que les administrateurs indépendants ont une possibilité adéquate de discuter de questions sans la présence de la direction, fait en sorte que l'ordre du jour du conseil d'administration permettra à celui-ci de réaliser ses tâches avec succès et agit dans d'autres circonstances lorsque requis ou approprié.

Code de conduite des affaires

Le code de conduite des affaires de la société (le « code ») est un code écrit régissant la conduite des affaires et l'éthique. Le code énonce l'engagement de longue date de la société qui est celui d'observer des normes élevées en matière de conduite des affaires et de comportement éthique. Tous les administrateurs, membres de la direction et salariés doivent s'y conformer. Le code est affiché sur le site web de la société à la section « avis légal/vie privée ». Le comité de vérification reçoit régulièrement des rapports concernant l'observation du code.

Procédures et contrôles sur la communication de l'information

Le conseil d'administration a examiné et adopté une politique de la société en matière de communication de l'information qui traite de la diffusion en temps opportun de toute information d'importance. L'énoncé de la politique en matière de communication de l'information est affiché sur le site web de la société. L'énoncé de ladite politique qui subit un examen annuel établit des principes-guides servant à déterminer ce qui constitue une information importante et la façon dont pareille information doit être communiquée afin d'éviter qu'elle soit communiquée sur une base sélective et de lui assurer une large diffusion. Le conseil d'administration, directement et par l'entremise de ses comités, revoit et approuve le contenu des documents contenant des communiqués d'information d'importance, y compris les résultats intermédiaires non vérifiés et les états financiers consolidés vérifiés, le rapport annuel, la notice annuelle, l'analyse par la direction et la présente circulaire. La société s'efforce de communiquer avec ses actionnaires par ces voies ainsi qu'au moyen de communiqués, de son site web et de rencontres organisées par son service relations avec les investisseurs.

Un comité de la communication de l'information composé de membres de la haute direction de la société supervise la marche à suivre de la société en matière de communication de l'information tel qu'énoncé dans la politique en matière de communication de l'information. Il incombe au comité de la communication de l'information de s'assurer de la mise en place de contrôles et procédures efficaces afin de permettre à la société de remplir toutes ses obligations relatives à la communication d'information continue, y compris les nouvelles exigences en matière d'attestations. Il incombe aussi au comité de la communication de l'information de s'assurer que les politiques et

SECTION 5

Gouvernance de l'entreprise (suite)

procédures, contenues dans l'énoncé de la politique de la société en matière de communication de l'information, respectent les exigences prévues par la réglementation.

Comités du conseil d'administration

Le conseil d'administration compte cinq comités : vérification; gouvernance, formation du personnel, mises en candidature et nominations et rémunération; retraite et avantages sociaux; environnement et santé et sécurité; et direction.

À l'exception du comité de direction, tous les comités se composent uniquement d'administrateurs ne faisant pas partie de la direction, dans chaque cas la majorité des membres étant des administrateurs indépendants. Le conseil est de l'avis que la composition de ses comités leur permet un fonctionnement indépendant de la direction et qu'ainsi l'intérêt des actionnaires est protégé.

Chaque comité a une charte formelle établie et examinée annuellement par le conseil d'administration. Les chartes exposant les mandats des comités sont affichées sur le site web de la société.

Chaque année, le comité de la gouvernance entreprend un processus d'évaluation du rendement du conseil d'administration et de ses comités; et chaque membre du conseil évalue le rendement du conseil d'administration et de chaque comité. Les résultats de l'évaluation sont présentés au comité de la gouvernance et examinés par ce comité. Le comité de la gouvernance examine également l'expérience et le rendement des candidats se présentant pour élection aux postes d'administrateur et la nomination des administrateurs aux comités.

Quelques-unes des responsabilités de chacun des comités sont brièvement décrites ci-dessous.

Comité de vérification

Il incombe au comité de vérification, dont tous les membres sont indépendants et ont des compétences financières comme il est requis par les règlements qui s'appliquent, d'appuyer le conseil d'administration alors qu'il veille sur l'intégrité des déclarations financières de la société et des systèmes de contrôles internes sur les déclarations financières, les contrôles sur la communication de l'information, la fonction de vérification interne et le respect des exigences prévues par les lois et règlements. Les responsabilités du comité de vérification incluent :

- recommander la nomination du vérificateur externe;
- examiner les ententes et l'étendue de la vérification confiée au vérificateur externe;
- examiner l'indépendance du vérificateur externe;
- examiner et évaluer de concert avec la direction le caractère suffisant et l'efficacité des contrôles internes sur les déclarations financières et les contrôles de déclarations financières et revoir toute action proposée dans le but d'apporter une rectification;
- examiner et contrôler les politiques de la société en matière de comportement éthique et de conflits d'intérêts;
- superviser les procédures relatives à la réception, au maintien et au suivi de plaintes concernant des questions de comptabilité, de contrôles internes et de vérification de la société et la communication par les salariés à titre confidentiel et anonyme de préoccupations concernant pareilles questions;
- examiner et superviser la fonction de vérification interne de la société;

SECTION 5

Gouvernance de l'entreprise (suite)

- examiner l'intégrité des systèmes de gestion et d'informatique de la société;
- examiner et approuver les honoraires de vérification versés au vérificateur externe et autoriser au préalable les honoraires du vérificateur externe afférents à des services non reliés à la vérification;
- discuter et examiner de concert avec la direction et le vérificateur externe les états financiers consolidés annuels et intermédiaires de la société, les questions clés en matière de déclarations, l'analyse par la direction et la notice annuelle;
- examiner la communication de l'information comportant des renseignements financiers basés sur les états financiers de la société; et
- identifier et examiner les principaux risques associés à l'entreprise de la société et les systèmes mis en place pour gérer ces risques.

Comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération

Il incombe au comité de la gouvernance d'élaborer et de mettre en place des pratiques en matière de gouvernance d'entreprise correspondant à des normes élevées de gouvernance d'entreprise. Dans le cadre de son mandat, le comité identifie et recommande des candidats à proposer aux postes d'administrateur, s'assure que l'orientation des nouveaux administrateurs répond aux exigences et maintient une marche à suivre servant à évaluer la performance du conseil et de ses comités ainsi que la performance des administrateurs individuellement et à s'acquitter des responsabilités du conseil ayant trait à la rémunération et la planification de la relève des cadres de la société. Les responsabilités spécifiques du comité de la gouvernance incluent :

- recommander des candidats appropriés pour les postes d'administrateur et évaluer l'indépendance des administrateurs;
- collaborer à la formation des administrateurs quant aux activités de la société et à l'évaluation continue de leur performance comme administrateur;
- développer l'approche de la société en matière de gouvernance d'entreprise et recommander au conseil les principes en matière de gouvernance d'entreprise devant être appliqués par la société; et
- s'acquitter du mandat confié au conseil d'administration concernant la rémunération et la planification de la relève des cadres de la société.

Le conseil a nommé le président du comité de la gouvernance, un administrateur indépendant, à la fonction d'administrateur en chef.

Comité de retraite et des avantages sociaux

Il incombe au comité de retraite et des avantages sociaux de :

- revoir le rendement des régimes de retraite et caisses de retraite de la société et de ses filiales;
- passer en revue et recommander des gestionnaires pour le portefeuille de la caisse;
- examiner le rendement des gestionnaires de la caisse de retraite;

SECTION 5

Gouvernance de l'entreprise (suite)

- examiner et approuver les hypothèses utilisées, l'état de capitalisation et les modifications aux régimes de retraite de la société et de ses filiales; et
- recevoir les rapports relatifs au niveau, aux types et aux coûts de régimes d'avantages sociaux des salariés de la société.

Comité de l'environnement et de la santé et sécurité

Il incombe au comité de l'environnement et de la santé et sécurité d'examiner et de vérifier les politiques en matière d'environnement, de sécurité des aliments et de santé et sécurité en milieu de travail ainsi que les méthodes, les pratiques et le respect de celles-ci.

Comité de direction

Le comité de direction possède tous les pouvoirs que détient le conseil d'administration à l'exception du pouvoir de déclarer des dividendes sur les actions ordinaires et certains autres pouvoirs que la loi applicable réserve spécifiquement au conseil d'administration. Le comité de direction exerce ses pouvoirs uniquement lorsqu'il est impraticable de réunir le conseil d'administration au complet.

SECTION 6

Autres renseignements

Assurance de responsabilité civile des administrateurs et des membres de la direction

La société souscrit une assurance à l'intention de ses administrateurs et membres de la direction, ainsi que des administrateurs et membres de la direction de ses filiales, collectivement, relativement à leur exécution des fonctions relevant de leur poste. La société est de l'avis que les limites de garantie et les franchises correspondent à celles d'autres sociétés exerçant des activités similaires à celles de la société. La prime d'assurance annuelle de la société est 550 524 $. La limite de garantie est de 100 millions de dollars par année sur une base d'un maximum déterminé ou par sinistre. Aucune franchise n'est exigible à l'égard des administrateurs et des membres de la direction, toutefois une franchise jusqu'à concurrence d'un maximum de un million de dollars s'applique à la société.

Renseignements complémentaires

Des exemplaires supplémentaires de la plus récente notice annuelle de la société (comprenant les documents ou les pages pertinentes de documents intégrés par renvoi); les états financiers consolidés de la société pour 2004 comprenant le rapport du vérificateur afférent à ces états ainsi que l'analyse par la direction; de même que tout état financier pour les périodes subséquentes à 2004 et la présente circulaire peuvent être obtenus sur demande en s'adressant au vice-président principal, relations avec les investisseurs et relations publiques de la société au 22, avenue St. Clair Est, bureau 1800, Toronto (Ontario) M4T 2S8. Des renseignements complémentaires sur ou concernant la société se trouvent aussi au www.loblaw.com et au www.sedar.com ou en accédant sur appel les webdiffusions des conférences téléphoniques prévues à intervalles réguliers. Des renseignements complémentaires concernant George Weston limitée sont disponibles au www.weston.ca et au www.sedar.com.

Contacter le conseil d'administration

Les actionnaires, salariés et autres parties intéressées peuvent communiquer directement avec le conseil d'administration par l'entremise de l'administrateur en chef en écrivant à :

Administrateur en chef
Les Compagnies Loblaw limitée, bureau 2001
22, avenue St. Clair Est
Toronto (Ontario) M4T 2S7

Approbation du conseil d'administration

Le conseil d'administration a approuvé le contenu et l'envoi de la présente circulaire.



Robert A. Balcom
Le vice-président principal, secrétaire et
chef du service juridique

Fait à Toronto, Canada, le 8 mars 2005

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto)

De nombreuses modifications à la réglementation en matière de régie d'entreprise ont pris effet et d'autres modifications ont été proposées. La société a révisé ses pratiques en matière de gouvernance d'entreprise au fur et à mesure que ces modifications à la réglementation ont pris effet, et continuera à suivre de près les projets de modifications et à évaluer au besoin des modifications à ses pratiques en matière de gouvernance d'entreprise.

Les pratiques de la société en matière de gouvernance d'entreprise respectent les lignes directrices de la Bourse de Toronto et les modifications proposées. Le tableau comparatif ci-dessous présente un aperçu des pratiques de la société en matière de gouvernance d'entreprise par rapport aux lignes directrices de la Bourse de Toronto.

Les documents et renseignements identifiés dans la présente annexe comme étant disponibles sur le site web de la société se trouvent au www.loblaw.com.

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
1. Le conseil devrait assumer explicitement la responsabilité de la gérance de la société et notamment des questions suivantes :	Il incombe au conseil d'administration (le « conseil ») soit directement soit par l'entremise des comités du conseil de superviser les affaires et la gestion de l'entreprise de la société dans le but d'accroître la valeur à long terme du placement des actionnaires. Le rôle et les responsabilités du conseil et de chacun de ses comités sont énoncés par écrit dans des chartes dont le texte complet est affiché sur le site web de la société. Ces chartes sont revues annuellement afin de s'assurer qu'elles reflètent les meilleures pratiques et respectent toute exigence prévue par la législation qui s'applique. Un compte-rendu des activités de chaque comité figure dans la présente circulaire de sollicitation de procurations par la direction aux pages 30 à 32. La charte du conseil définit son rôle et ses responsabilités. Le conseil décide des orientations d'importance, délègue à la direction l'autorité et la responsabilité des affaires courantes et analyse la performance de la direction ainsi que son efficacité. L'exhaustif code de conduite des affaires de la société fournit une grille servant à guider tous les administrateurs, membres de la direction et salariés en matière de conduite et de comportement éthique lors de la prise de décisions dans le cadre de leur travail. Le texte du code de conduite des affaires est affiché sur le site web de la société.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
(a) l'adoption d'un processus de planification stratégique;	Le conseil revoit et approuve annuellement la planification stratégique de la société et lors d'assemblées du conseil reçoit des mises à jour à intervalle régulier. En plus de traiter des initiatives clés, la description de cette planification comprend le détail des occasions d'affaires, risques associés, position concurrentielle, perspectives financières et autres indicateurs-clés de rendement pour chacune des principales unités commerciales de la société. En plus de recevoir à intervalle régulier des mises à jour, une séance d'études de stratégies a lieu annuellement à laquelle participent pendant une journée complète, la haute direction et les membres du conseil afin de discuter et revoir la planification stratégique de la société permettant ainsi aux administrateurs de mieux saisir les priorités en matière de planification et le progrès accompli tout au cours de l'année par rapport au plan stratégique. Les administrateurs ont l'occasion de commenter et faire des suggestions à la direction sur la planification stratégique.
(b) l'identification des principaux risques associés à l'entreprise de la société et la prise de mesures assurant la mise en œuvre de systèmes appropriés permettant la gestion de ces risques;	Le conseil, par l'entremise de son comité de vérification, examine les principaux risques associés aux entreprises de la société et veille à ce que les systèmes de gestion des risques soient mis en place et gérés de façon efficace. Le comité de vérification examine les politiques et méthodes de gestion de risques en collaboration avec le vérificateur interne et le vérificateur externe. Le comité de vérification examine les rapports du groupe de vérification interne ainsi que les contrôles internes et les politiques et méthodes de gestion de risques.
(c) la planification de la relève, y compris la nomination, la formation et la supervision des hauts dirigeants;	Le comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération (le « comité de la gouvernance ») examine la planification de la relève de la haute direction et fait des recommandations au conseil. Le comité de la gouvernance au nom du conseil et, au besoin, de concert avec le conseil, revoit la planification de la relève de la haute direction.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
(d) une politique de communication; et	Le conseil a examiné et adopté une politique de la société en matière de communication traitant de la communication en temps opportun de toute information importante. L'énoncé de la politique en matière de communication de l'information qui subit un examen annuel, établit une marche à suivre servant à déterminer ce qui constitue une information importante et la façon dont pareille information doit être communiquée afin d'éviter qu'elle soit communiquée sur une base sélective et de lui assurer une large diffusion. Le conseil, directement et par l'entremise de ses comités, examine et approuve le contenu des principaux documents d'information, y compris le rapport annuel, la notice annuelle, l'analyse par la direction et la présente circulaire de sollicitation de procurations par la direction. C'est au moyen de ces documents que la société s'efforce de communiquer avec ses actionnaires ainsi que par voie : de communiqués, son site web et les réunions organisées par le service relations avec les investisseurs. • Il incombe à un groupe relations avec les investisseurs de veiller à la communication avec le public investisseur et ce conformément aux politiques et procédures et aux exigences législatives en matière de communication de l'information; • le président du conseil, le président, le vice-président exécutif et d'autres cadres dirigeants rencontrent périodiquement des analystes financiers et investisseurs institutionnels; et • les actionnaires peuvent joindre le personnel attaché aux relations avec les investisseurs par téléphone et télécopieur ainsi que par le site web relations avec les investisseurs au www.loblaw.com.
(e) l'intégrité des systèmes de contrôles internes et d'information de gestion.	Le comité de vérification exige que la direction mette en oeuvre et maintienne des systèmes pertinents de contrôles internes et de systèmes d'information. Le groupe de vérification interne fait, au moins chaque trimestre, un compte-rendu au comité de vérification sur la qualité des procédures de contrôles internes. Le comité de vérification rencontre régulièrement le vérificateur interne et le vérificateur externe ainsi que la direction pour évaluer le caractère suffisant et l'efficacité de ces systèmes.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
2. Le conseil d'administration devrait être composé en majorité de personnes qui sont des administrateurs « non reliés ».	Compte tenu des renseignements fournis par les administrateurs quant à leur situation propre, sept des treize administrateurs candidats sont non reliés au sens des lignes directrices de la Bourse de Toronto. La société est contrôlée par W. Galen Weston qui détient en propriété réelle ou contrôle environ 63 % du nombre total d'actions ordinaires en circulation de la société et est un « actionnaire important » au sens des lignes directrices de la Bourse de Toronto. M. Weston a des intérêts communs importants avec les autres actionnaires en ce qui concerne la création de valeur, la prospérité de la société et le rendement des titres cotés en bourse. Les sept administrateurs qui sont non reliés n'ont ni intérêts dans la société ni relations avec la société ou l'actionnaire important. Le conseil est de l'avis que sa composition reflète équitablement le placement des actionnaires dans la société autres que l'actionnaire important.
3. L'application de la définition d'administrateur « non relié » et indépendant dans le cas de chaque administrateur incombe au conseil, lequel sera tenu de divulguer chaque année, le fait qu'il est ou non constitué en majorité d'administrateurs non reliés. Le conseil sera aussi tenu de divulguer chaque année l'analyse de l'application des principes à l'appui de cette conclusion. Aux termes des lignes directrices de la Bourse de Toronto, un « administrateur non relié » est un administrateur indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts de la société, ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet.	Parmi les six administrateurs reliés : • M. Weston est un administrateur relié, car il est président du conseil; • Messieurs Dart et Graham sont des administrateurs reliés, car ils sont cadres supérieurs de Wittington Investments, Limited la société par l'entremise de laquelle M. Weston détient une participation de contrôle dans la société mère de la société; • Mme Dalglish est une administratrice reliée, car elle a un lien de parenté avec M. Weston. • M. Lederer est un administrateur relié, car il est président de la société; et • M. Michaud est un administrateur relié, car il occupe un poste de gestion auprès d'une filiale de la société.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
4. Le conseil d'administration devrait nommer un comité d'administrateurs composé exclusivement d'administrateurs qui ne sont pas membres de la direction, et en majorité d'administrateurs non reliés et charger ce comité de proposer au conseil de nouveaux candidats aux postes d'administrateur ainsi que d'évaluer les administrateurs régulièrement.	Il incombe au comité de la gouvernance, composé exclusivement d'administrateurs ne faisant pas partie de la direction lesquels, sauf pour M. Graham, sont tous « non reliés et indépendants », d'identifier et de recommander au conseil des candidats aux postes d'administrateur. Le comité de la gouvernance établit les compétences, habiletés et qualités personnelles qu'il doit rechercher chez les nouveaux membres du conseil et emploie régulièrement les services de consultants externes pour effectuer des recherches de candidats appropriés. Un résumé des responsabilités du comité de la gouvernance se trouve sous la rubrique « Énoncé des pratiques en matière de gouvernance d'entreprise » de la présente circulaire de sollicitation de procurations par la direction.
5. Le conseil d'administration devrait instaurer une marche à suivre qu'un comité approprié appliquera aux fins de l'évaluation de l'efficacité du conseil dans son ensemble, des comités du conseil et de l'apport des différents administrateurs.	Chaque année, le comité de la gouvernance entreprend un processus de révision pour évaluer le rendement et l'efficacité du conseil et de ses comités. Ce processus vise le fonctionnement du conseil et de ses comités, le caractère suffisant des renseignements communiqués aux administrateurs, la structure du conseil, la planification de l'ordre du jour des réunions du conseil, l'efficacité du président du conseil à gérer les réunions du conseil, l'efficacité de l'administrateur en chef et toute question autre qu'un administrateur peut souhaiter discuter. Chaque année, le comité de la gouvernance évalue la performance du président du conseil et du président et revoit les résultats avec le conseil.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
6. Le conseil d'administration devrait fournir un programme d'orientation et de formation à l'intention des nouveaux membres du conseil.	Il incombe au comité de la gouvernance de veiller à l'orientation et à la formation des nouveaux administrateurs relativement à l'entreprise de la société. Un manuel à l'intention des administrateurs est fourni à chaque nouvel administrateur. Ce manuel comprend des renseignements détaillés sur les activités de la société, la structure du conseil et de ses comités, la charte du conseil, les exigences que doivent respecter les administrateurs, les politiques de l'entreprise ainsi que l'ordre du jour et les procès-verbaux des réunions récentes du conseil et des comités. Des rencontres en tête-à-tête avec les dirigeants de chacune des principales unités commerciales de la société peuvent être organisées afin que tout nouvel administrateur se familiarise avec les diverses fonctions et activités de la société. Des exposés sur divers aspects des activités opérationnelles de la société sont présentés aux administrateurs, sur une base continue, dans le cadre des réunions ordinaires du conseil.
7. Le conseil d'administration devrait revoir le nombre d'administrateurs qui le compose et entreprendre au besoin un programme pour établir une taille de conseil qui favorise l'efficacité de la prise de décisions.	Dans le cadre de l'élection des administrateurs lors de l'assemblée annuelle, le 4 mai 2005, 13 administrateurs se présenteront comme candidats aux postes d'administrateur pour un mandat d'une année. La taille du conseil est une question qui continuellement et formellement est à l'étude par le comité de la gouvernance. Le conseil est de l'avis que le groupe qui compose actuellement le conseil, possède la diversité et l'ampleur de l'expérience nécessaire et est d'une taille appropriée pour favoriser l'efficacité de la prise de décisions, pour combler les postes sur les comités et pour répondre aux exigences en matière de planification de la relève.
8. Le conseil d'administration devrait revoir le montant de la rémunération et le mode de rémunération des administrateurs compte tenu des responsabilités et des risques associés au fait d'être un administrateur.	Le comité de la gouvernance examine annuellement la rémunération des administrateurs afin de s'assurer qu'elle est concurrentielle et qu'elle reflète les responsabilités et des risques associés à l'accomplissement efficace du mandat d'administrateur. Des renseignements détaillés sur la rémunération des administrateurs sont présentés à la page 13.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
	L'exigence du conseil à l'effet que tout administrateur doit détenir l'équivalent de 250 000 $ soit en actions ordinaires soit en unités d'actions différées et prévoyant que jusqu'à ce que ce niveau soit atteint, la rémunération à titre d'administrateur doit être reçue en tout ou en partie sous forme d'unités d'actions différées est toujours en vigueur. L'actionnariat actuel des administrateurs est présenté sous la rubrique « Élection des administrateurs » aux pages 5 à 11.
9. Les comités du conseil devraient généralement être composés d'administrateurs qui ne sont pas membres de la direction, qui soient en majorité des administrateurs non reliés.	Chaque comité, à l'exception du comité de direction, est composé exclusivement d'administrateurs ne faisant pas partie de la direction et pour la majorité non reliés et indépendants.
10. Le conseil d'administration devrait assumer la responsabilité de mettre au point la démarche devant être suivie par la société en ce qui concerne les questions de régie d'entreprise ou déléguer cette responsabilité à un comité du conseil.	Le comité de la gouvernance veille à l'application des meilleures pratiques en matière de gouvernance et revoit annuellement les pratiques de la société en matière de gouvernance afin de s'assurer que celles-ci continuent de correspondre à des normes élevées et exemplaires de gouvernance d'entreprise. Le comité de la gouvernance a récemment effectué un examen de toutes les chartes des comités afin de s'assurer que toutes les exigences de la réglementation qui s'applique ainsi que les meilleures pratiques soient respectées. Le texte intégral des mandats révisés est affiché sur le site web de la société. Le comité de la gouvernance est aussi chargé de la communication par la société de l'information ayant trait aux lignes directrices de la Bourse de Toronto.
11. Le conseil d'administration conjointement avec le chef de la direction, devrait élaborer des descriptions de fonctions relativement aux membres du conseil et au chef de la direction, et y définir les limites des responsabilités de la direction. Le conseil devrait approuver ou déterminer les objectifs généraux de la société que le chef de la direction doit atteindre.	La charte du conseil d'administration définit le rôle et les responsabilités du conseil et précise quelles sont les questions qui doivent être soumises à l'approbation du conseil et quelles sont les questions dont le conseil doit être informé une fois que la direction y a donné suite. À la suite d'un examen annuel par le comité de la gouvernance, le conseil considère toute modification à son mandat. Les descriptions de fonctions du président du conseil et du président incombent au comité de la gouvernance.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
	Le comité de la gouvernance revoit et approuve les objectifs de la société dont la réalisation dans l'année, conformément aux objectifs stratégiques de l'entreprise, incombe au président. Le comité de la gouvernance effectue aussi l'évaluation annuelle de la performance du chef de la direction par rapport à ces objectifs et fait un compte-rendu au conseil des résultats de l'évaluation.
12. Le conseil d'administration devrait mettre en œuvre des structures et des méthodes appropriées, assurant l'indépendance du conseil par rapport à la direction. Ainsi, sur le plan de la structure, le conseil pourrait (i) nommer un président du conseil qui n'est pas membre de la direction et charger celui-ci de veiller à ce que le conseil s'acquitte de ses responsabilités ou (ii) confier cette responsabilité à un comité du conseil ou à un administrateur, parfois appelé « administrateur en chef ». Sur le plan des méthodes, on pourrait notamment prévoir des réunions régulières du conseil sans la présence de membres de la direction ou confier expressément à un comité du conseil la responsabilité de l'administration des relations du conseil avec la direction.	Le conseil a adopté la pratique d'avoir un d'administrateur en chef et a nommé dans ce rôle le président du comité de la gouvernance. L'administrateur en chef assume un rôle de leadership auprès du conseil. Il s'assure de l'indépendance du fonctionnement du conseil par rapport à la direction et que les administrateurs ont une personne indépendante en autorité à qui ils peuvent s'adresser. Dans le cadre de ses responsabilités, l'administrateur en chef rencontre annuellement les administrateurs ne faisant pas partie de la direction pour s'enquérir et discuter des domaines dans lesquels le fonctionnement du conseil et de ses comités pourrait être plus efficace. Périodiquement, aux réunions du conseil, une séance est réservée exclusivement aux administrateurs qui ne font pas partie de la direction. Chaque comité du conseil a aussi comme pratique à ses réunions de tenir une séance réservée uniquement aux membres du comité ne faisant pas partie de la direction.

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
13. Le comité de vérification devrait être composé uniquement d'administrateurs qui ne sont pas membres de la direction. Le rôle et les responsabilités du comité de vérification devraient être définis avec précision de manière à fournir à ses membres des indications appropriées sur l'étendue de leurs fonctions. Le comité de vérification devrait disposer de voies de communication directes avec les vérificateurs internes et externes lui permettant d'étudier et de discuter, au besoin avec eux, des questions particulières. Les fonctions du comité de vérification devraient comprendre la surveillance du système de contrôles internes géré par la direction. En effet, bien qu'il incombe à la direction de concevoir et de mettre en œuvre un système de contrôles internes efficace, il incombe au comité de vérification de s'assurer que la direction s'est bien acquittée de sa responsabilité à cet égard.	Le comité de vérification est composé uniquement d'administrateurs indépendants qui ont des compétences financières comme il est requis par les règlements qui s'appliquent. Le rôle et les responsabilités du comité de vérification sont énoncés dans la charte du comité de vérification laquelle a été passée en revue et mise à jour en 2004 afin d'assurer le respect des exigences prévues par la réglementation qui s'applique ainsi que les meilleures pratiques dans le contexte actuel de la gouvernance d'entreprise. La charte du comité de vérification est passée en revue au moins une fois l'an par le comité de vérification et le conseil tout comme le sont les chartes de tous les autres comités. À chaque réunion du comité de vérification, les membres du comité rencontrent séparément (sans la présence de la direction) le vérificateur externe et le vérificateur interne pour examiner des questions particulières. Tel que prévu dans sa charte, le comité de vérification exige que la direction mette en oeuvre et maintienne des contrôles internes pertinents. Chaque année, le comité de vérification examine et approuve la politique en matière de contrôles internes et le plan de vérification de la société. Le comité de vérification rencontre trimestriellement le vérificateur interne ainsi que la direction sur des questions de contrôles internes. Le comité de vérification approuve au préalable tous les honoraires pour services autres que de vérification versés au vérificateur externe. Il incombe également au comité de vérification d'examiner de concert avec le vérificateur externe toute question de vérification ou difficulté relative à la recommandation de la direction à cet égard. Le comité de vérification examine : • les états financiers consolidés annuels et les résultats intermédiaires consolidés non vérifiés, la notice annuelle et l'analyse par la direction; • les prospectus se rapportant à l'émission de titres par la société;

ANNEXE A

Pratiques en matière de régie d'entreprise — (Lignes directrices de la Bourse de Toronto) (suite)

Résumé des lignes directrices de la Bourse de Toronto	Pratiques de la société en matière de gouvernance d'entreprise
	• tout communiqué de presse comportant des renseignements financiers basés sur les états financiers consolidés de la société et sur tout autre état financier dont l'approbation par le conseil est exigée; et • toute question d'importance déclarée à la direction par le vérificateur et les recommandations de la direction à la suite de pareils rapports.
14. Le conseil d'administration devrait mettre en œuvre un système permettant à un administrateur donné d'engager un conseiller externe aux frais de la société lorsque les circonstances le justifient. L'embauche du conseiller externe devrait être assujettie à l'approbation d'un comité pertinent du conseil.	Chaque administrateur peut, avec l'accord de l'administrateur en chef, retenir aux frais de la société les services de conseillers externes. Le comité de la gouvernance coordonne toute pareille demande. Au cours de l'exercice 2004, aucune demande de retenir les services de conseillers externes n'a été faite. De plus, les comités ont le droit de retenir, au besoin, les services de conseillers externes pour les aider à remplir leurs fonctions et s'acquitter de leurs responsabilités à titre de comité. En 2004, le comité de la gouvernance a employé les services d'un conseiller externe pour collaborer à l'examen des fourchettes de rémunération et pratiques en matière de rémunération et pour effectuer une étude d'ensemble des sociétés devant servir lors de la détermination de la rémunération de la haute direction.